Exhibit 99.1

Deutsche Bank
Interim Report as of June 30, 2015

Deutsche Bank

The Group at a glance

	Six months ended
	Jun 30, 2015	Jun 30, 2014
Share price at period end	€ 26.95	€ 25.70 [1]

Share price high	€ 33.42	€ 38.15 [1]

Share price low	€ 23.48	€ 25.47 [1]

Basic earnings per share	€ 0.80 [2]	€ 1.20 [3]

Diluted earnings per share	€ 0.78 [2]	€ 1.17 [3]

Average shares outstanding, in m., basic	1,391	1,097 [3]

Average shares outstanding, in m., diluted	1,419	1,127 [3]

Post-tax return on average shareholders’ equity	3.8%	4.6%

Post-tax return on average active equity	3.8%	4.7%

Post-tax return on average tangible shareholders’ equity	4.8%	6.2%

Cost/income ratio [4]	84.3%	81.0%

Compensation ratio [5]	35.2%	39.0%

Noncompensation ratio [6]	49.1%	42.0%

in € m.
Total net revenues	19,553	16,253

Provision for credit losses	369	496

Total noninterest expenses	16,476	13,159

Income before income taxes	2,708	2,597

Net income	1,377	1,341

in € bn. (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014
Total assets	1,694	1,709

Total shareholders’ equity	70.8	68.4

Book value per basic share outstanding	€ 50.64	€ 49.32

Tangible book value per basic share outstanding	€ 39.42	€ 38.53

Common Equity Tier 1 capital ratio (CRR/ CRD 4) [7]	14.2%	15.2%

Common Equity Tier 1 capital ratio (CRR/ CRD 4 fully loaded) [7]	11.4%	11.7%

Tier 1 capital ratio (CRR/CRD 4) [7]	14.9%	16.1%

Tier 1 capital ratio (CRR/CRD 4 fully loaded) [7]	12.5%	12.9%

Number
Branches	2,796	2,814
thereof in Germany	1,833	1,845

Employees (full-time equivalent)	98,647	98,138
thereof in Germany	45,807	45,392

The reconciliation of average active equity and related ratios is provided in the section “Other Information” of this Interim Report.

[1]

To reflect the capital increase 2014, the historical share prices until and including June 5, 2014 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.9538 (R-Factor).

[2]	Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.
[3]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[4]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[5]	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.
[6]

Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

[7]

Figures presented are based on the transitional rules (“CRR/CRD 4”) and the full application (“CRR/CRD 4 fully loaded”) of the CRR/CRD 4 framework. The capital ratios relate the respective capital to the total risk-weighted assets.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The calculation of the regulatory capital numbers and ratios presented in this report reflects the ECB Decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in Common Equity Tier 1 capital.

Deutsche Bank	Content	1
Interim Report as of June 30, 2015

Deutsche Bank	Management Report	2
Interim Report as of June 30, 2015	Operating and Financial Review
	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

In the second quarter of 2015, we estimate that growth of the global economy has slowed slightly to 3.2 % compared to the second quarter of the previous year. While growth in industrialized countries is estimated to have accelerated slightly to 1.9%, growth in emerging markets in the second quarter of 2015 probably slowed to 4.5%.

On an annualized basis, the eurozone economy is estimated to have grown by 1.7 % in the second quarter of 2015 compared to the previous quarter, after expanding by 1.6 % in the first quarter of 2015, with the low oil price and a weaker euro having a favorable impact. We estimate that the German economy has grown by 1.8 % in the second quarter of 2015, driven mainly by domestic demand. In the previous quarter, growth came to 1.1%.

Following a decline in growth of 0.2 % on an annualized basis in the first quarter of 2015 compared to the previous quarter, mainly caused by one-offs, we estimate that momentum in the U.S. has risen to 2.5 % in the second quarter of 2015. Japanese economic growth is projected to have slowed on the previous quarter to 1.0%, after coming in at 3.9 % in the first quarter of 2015.

Economic growth in China remained unchanged at 7.0 % on the prior year in the second quarter of 2015. Following a decline of 1.9 % on the prior year in the first quarter of 2015, the Russian economy is projected to have contracted by 4.3 % in the second quarter of 2015.

The global banking industry maintained its gradual recovery during the second quarter of 2015, proving thus far to be relatively resilient despite the situation in Greece having deteriorated. In the eurozone, loans to private households continued to expand slightly, while lending to companies has essentially stagnated. The upswing in deposit volumes continued and, for the first time, corporate deposits might have surpassed the € 2 trillion mark (the volume of private household deposits has reached € 6.5 trillion already). After the sharp rise at the beginning of the year, banks have since become more cautious in expanding their balance sheets.

In Germany, second-quarter 2015 corporate lending was weaker compared with the strong start to the year. Mortgage lending, however, remained on its growth path, with consumer loans also relatively stable.

In the U.S., corporate lending growth slowed considerably, although it is still high. Previously, there had been signs of overheating as annualized growth rates hit 15 % at times. The residential mortgage business fell back into stagnation while consumer loans picked up a little. For the second time in the past three quarters, private sector deposits grew significantly less than the average in previous years, declining to a growth rate of only 5.3%. Nonetheless, this is still a significant figure considering the prevailing low interest environment and, given the extremely high level of deposit refinancing at U.S. banks, is a relatively benign development.

Deutsche Bank	Management Report	3
Interim Report as of June 30, 2015	Operating and Financial Review
	Economic Environment

Compared with the strong second quarter 2014, investment banking activity was somewhat weaker overall in the second quarter of 2015, though results remained very solid. Debt capital issuance volumes and, correspondingly, banks’ revenues were significantly lower than the record levels of the previous year but were nevertheless robust. Moderate declines were seen in both the investment-grade and high yield segments. However, the U.S. managed to record overall growth, in contrast to the global trend. Equity issues had another good quarter, even though volumes remained slightly below the strong figures recorded in 2014. As already seen in the first quarter of 2015, follow-on placements in the second quarter of 2015 remained exceptionally strong, while IPOs weakened. This was part of the reason why, on balance, banks’ revenues, though still solid, were slightly down on 2014. Asia experienced strong growth, while the European market shrank unexpectedly somewhat. In the mergers and acquisitions business, the markedly positive environment lingered, although revenue figures did not quite manage to keep pace with volumes. Here too, Asia led in terms of growth, followed by the U.S. and a significantly less dynamic Europe. Trading volumes both in equities and fixed income were up slightly on 2014.

In the asset management business, banks may have benefited from continuing high valuations in the capital markets, coupled with a simultaneous rise in volatility. The second quarter of 2015 saw some quite considerable fluctuations in the global financial markets, not only as a result of the situation in Greece having worsened, but also owing to uncertainty regarding (increasingly divergent) monetary policies in the U.S. and the eurozone, as well as the economic slowdown in numerous emerging market countries, notably China. Yields on 10-year German government bonds first fell to an all-time low of almost zero before rising abruptly and reaching 0.8 % at the end of the second quarter of 2015. Yields on U.S. government bonds were about 2.3 % at the end of June 2015, almost half a percentage point higher than at the end of March 2015.

On balance, U.S. and European banks are projected to report relatively good second-quarter 2015 results, partly due to lower litigation charges. Loan loss provisions, however, could turn out to be rather mixed.

With regard to new regulatory developments, in the second quarter of 2015 major focus remained on discussions about a further tightening of capital requirements for banks. The measures discussed include a fundamental review of risk-weighted assets in the trading book, the targeted harmonization of risk weighting by introducing thresholds for internal risk valuation models, obliging banks to maintain further capital components (i.e. Total Loss Absorbing Capacity (TLAC)) in addition to CET 1 capital, which can be used for a restructuring or bail-in, if necessary, and a possible increase of the leverage ratio to above the 3 % previously envisaged under Basel III.

Deutsche Bank	Management Report	4
Interim Report as of June 30, 2015	Operating and Financial Review
	Consolidated Results of Operations

Deutsche Bank Performance

Results in the second quarter 2015 continued to benefit from strong top line growth. Net revenues grew as a result of improved market environment, increased market volatility and movements due to favorable foreign exchange rates. Savings from our OpEx program were more than offset by litigation-related costs, effect from movements in foreign exchange rates and investment spending. We reduced our leverage exposure and have continued with our capital, culture and cost initiatives.

The key financial results for the Group in the first six months 2015 and 2014 are summarized in the table below:

Group Key Financials	Jun 30, 2015	Jun 30, 2014
Net revenues	€ 19.6 bn	€ 16.3 bn

Income before income taxes	€ 2.7 bn	€ 2.6 bn

Net income	€ 1.4 bn	€ 1.3 bn

Post-tax return on average tangible shareholders’ equity [1]	4.8%	6.2%

Post-tax return on average active equity [1]	3.8%	4.7%

Cost/income ratio [2]	84.3%	81.0%

Cost savings [3]	€ 3.9 bn	€ 2.6 bn

Costs to achieve savings [4]	€ 3.3 bn	€ 2.4 bn

CRR/CRD 4 fully loaded Common Equity Tier 1 ratio [5]	11.4%	11.5%

Fully loaded CRR/CRD 4 leverage ratio [6]	3.6%	3.4%

[1]

Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

[2]	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.
[3]	Cost savings resulting from the implementation of the OpEx program.
[4]	Costs-to-achieve (CtA) savings are costs which are directly required for the realization of savings in the OpEx program.
[5]

The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

[6]	Further detail on the calculation of this ratio is provided in the Risk Report.

Consolidated Results of Operations

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues:

Thereof:

CB&S	4,313	3,509	804	23	8,967	7,549	1,418	19

PBC	2,358	2,353	6	0	4,828	4,801	27	1

GTB	1,144	1,029	115	11	2,277	2,048	229	11

Deutsche AWM	1,415	1,133	282	25	2,794	2,198	596	27

NCOU	201	(53)	253	N/M	537	9	528	N/M

Total net revenues	9,177	7,860	1,317	17	19,553	16,253	3,300	20

Provision for credit losses	151	250	(98)	(39)	369	496	(127)	(26)

Noninterest expenses	7,798	6,693	1,105	17	16,476	13,159	3,317	25

Income before income taxes	1,228	917	311	34	2,708	2,597	110	4

Income tax expense	410	679	(269)	(40)	1,331	1,256	74	6

Net income	818	238	580	N/M	1,377	1,341	36	3

N/M – Not meaningful

Deutsche Bank	Management Report	5
Interim Report as of June 30, 2015	Operating and Financial Review
	Consolidated Results of Operations

2015 to 2014 Three Months Comparison

In the second quarter 2015 higher net revenues were reported across our business divisions compared to the second quarter 2014, driven by an improved market environment, increased market volatility and favorable movements in foreign exchange rates, supported by a transfer of accumulated mark-to-market losses to the profit and loss statement in the second quarter 2014, while de-risking continued in the NCOU. Along with a planned decrease of cost-to-achieve, the Operational Excellence (OpEx) program continued to focus on more complex initiatives and achieved further cost reductions in the second quarter 2015; however, these savings were more than offset by higher costs from litigation-related charges, investment spending and negative effects from foreign exchange movements.

Group net revenues in the second quarter 2015 increased by € 1.3 billion, or 17%, to € 9.2 billion compared to € 7.9 billion in the second quarter 2014, supported by favorable movements in foreign exchange rates. CB&S revenues were € 4.3 billion, an increase of € 804 million, or 23%, compared to the second quarter 2014. PBC revenues were € 2.4 billion in the second quarter 2015, a slight increase from the second quarter 2014. In GTB, revenues of € 1.1 billion in the second quarter 2015 improved by € 115 million, or 11%, compared to the second quarter 2014. Deutsche AWM revenues of € 1.4 billion increased by € 282 million, or 25%, compared to the second quarter 2014. NCOU revenues were € 201 million, an increase of € 253 million in the second quarter 2015. Revenues in Consolidation & Adjustments (C&A) were negative € 254 million in the second quarter 2015, compared to negative € 111 million in the second quarter 2014.

Provision for credit losses was € 151 million in the second quarter 2015, a decrease of € 98 million, or 39%, compared to the same period 2014. This reduction results from almost all businesses reflecting a lack of significant single name provisions along with continued releases in part related to non-performing loan sales. The overall reduction is partly offset by increased provisioning in CB&S mainly driven by the Leveraged Finance portfolio.

Noninterest expenses were € 7.8 billion in the second quarter an increase of € 1.1 billion, or 17%, compared to the second quarter 2014, mainly due to litigation-related charges and unfavorable effects from foreign exchange rate movements. Compensation and benefits amounted to € 3.4 billion, an increase of € 456 million, or 15%, compared to the second quarter 2014, mainly due to selected hires for regulatory and business growth roles and market driven adjustments to compensation. General and administrative expenses of € 4.3 billion increased by € 770 million, or 22%, compared to the second quarter 2014 primarily due to the aforementioned litigation-related charges of € 1.2 billion in the second quarter 2015 compared to € 470 million in the second quarter 2014. Offsetting effects include benefits from the ongoing implementation of our OpEx program and from the sale of The Cosmopolitan of Las Vegas in 2014 as well as lower cost-to-achieve for the OpEx program. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 10 million in the second quarter 2015, a decrease of € 70 million compared to the second quarter 2014.

Group income before income taxes was € 1.2 billion in the second quarter 2015 versus € 917 million in the second quarter 2014. This increase was predominantly driven by favorable revenue development and lower provision for credit losses, partly offset by an increase in noninterest expenses, mainly from litigation provisions.

Net income for the second quarter 2015 was € 818 million, compared to € 238 million in the second quarter 2014. Income tax expense in the current quarter was € 410 million versus € 679 million in the comparative period. The current quarter’s effective tax rate of 33 % was negatively impacted by litigation-related charges and the recognition and measurement of deferred taxes and benefited from income taxes of prior periods. The prior year’s quarter effective tax rate of 74 % was mainly impacted by expenses, such as litigation, that are not deductible for tax purposes and income taxes of prior periods.

Deutsche Bank	Management Report	6
Interim Report as of June 30, 2015	Operating and Financial Review
	Consolidated Results of Operations

2015 to 2014 Six Months Comparison

In the first six months 2015 higher net revenues were reported across our business divisions compared to the first six months 2014, driven by an improved market environment, increased market volatility and favorable movements in foreign exchange rates, supported by the on-going progress reflecting our de-risking activities in the NCOU. Along with a planned decrease of cost-to-achieve, the Operational Excellence (OpEx) program continued to focus on more complex initiatives and achieved further cost reductions in the first six months 2015; however, these savings were more than offset by higher costs from litigation-related charges, higher charges for bank levy, increased regulatory requirements, continued investments in integrating platforms and process enhancements and the negative effect from foreign exchange movements.

Group net revenues in the first six months 2015 increased by € 3.3 billion, or 20%, to € 19.6 billion compared to € 16.3 billion in the first six months 2014, supported by favorable movements in foreign exchange rates. CB&S revenues were € 9.0 billion, an increase of € 1.4 billion, or 19%, compared to the first six months 2014. PBC revenues were € 4.8 billion in the first six months 2015, a slight increase of € 27 million, or 1%, compared to the first six months 2014. In GTB, revenues of € 2.3 billion in the first six months 2015 improved by € 229 million, or 11%, compared to the first six months 2014. Deutsche AWM revenues of € 2.8 billion increased by € 596 million, or 27%, compared to the first six months 2014. NCOU revenues were € 537 million, an increase of € 528 million in the first six months 2015. Revenues in Consolidation & Adjustments (C&A) were € 150 million in the first six months 2015, compared to negative € 353 million in the first six months 2014

Provision for credit losses were € 369 million in the first half 2015, a decrease of € 127 million, or 26%, compared to the same period 2014. This reduction results from almost all businesses reflecting a lack of significant single name provisions along with continued releases in part related to non-performing loan sales. Increased provisioning in CB&S driven by our Shipping and Leveraged Finance portfolios partly offset the overall reduction in the other business units.

Noninterest expenses were € 16.5 billion in the first six months of 2015, an increase of € 3.3 billion, or 25%, compared to the same period in 2014 mainly due to litigation-related charges, unfavorable effects from foreign exchange rate movements and charges for bank levy. Compensation and benefits, which amounted to € 6.9 billion, were up € 540 million, or 9%, compared to the first six months in 2014. This reflects the ongoing hiring for regulatory roles as well as market driven adjustments, and other hires in selected areas. General and administrative expenses were € 9.4 billion, an increase of € 2.8 billion, or 43%, compared to the first half 2014 primarily due to litigation-related charges and costs for bank levy. Litigation-related charges were € 2.8 billion in the first six months 2015 compared to € 470 million in the first six months 2014. Bank levy costs increased by € 493 million due to increases in size and a different timing of recognition within the year, both triggered by a change in bank levy regime. Noninterest expenses were further affected by higher regulatory induced expenses. Offsetting effects include the lower cost-to-achieve for our OpEx program, ongoing savings from the OpEx program and the effects of sales of The Cosmopolitan of Las Vegas and BHF-BANK in 2014. Policyholder benefits and claims, which are offset by mark-to-market movements on investments held to back insurance policyholder claims in Abbey Life, were € 163 million in the first half of 2015, an increase of € 31 million compared to 2014.

Group income before income taxes was € 2.7 billion in the first six months 2015 versus € 2.6 billion in the first six months 2014. This increase was predominantly driven by favorable revenue development and lower provision for credit losses, partly offset by an increase in noninterest expenses, mainly from litigation provisions.

Net income for the first six months 2015 was € 1.4 billion, compared to € 1.3 billion in the first six months 2014. Income tax expense was € 1.3 billion in the first six months of 2015 and in the comparative period. The effective tax rate of 49 % in the first six months of 2015 was mainly impacted by litigation-related charges. The effective tax rate in the comparative period was 48%.

Deutsche Bank	Management Report	7
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2015 and June 30, 2014. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

	Three months ended Jun 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	4,313	2,358	1,144	1,415	201	(254)	9,177

Provision for credit losses	57	100	(12)	1	5	0	151

Total noninterest expenses	3,035	1,775	874	993	1,104	17	7,798
Thereof:
Policyholder benefits and claims	0	0	0	10	0	0	10
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	7	(2)	(2)	0	3	0	6

Noncontrolling interests	22	0	0	0	0	(22)	0

Income (loss) before income taxes	1,200	483	283	422	(909)	(250)	1,228

Cost/income ratio (in %)	70	75	76	70	N/M	N/M	85

Assets	1,184,557	260,873	113,621	90,925	34,756	9,444	1,694,176

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	201,972	78,629	51,668	20,559	43,924	19,028	415,780

Average active equity	32,511	15,952	7,673	8,151	6,673	0	70,960

Post-tax return on average tangible shareholders’ equity (in %)[1]	11	11	11	40	N/M	N/M	6

Pre-tax return on average active equity (in %)	15	12	15	21	N/M	N/M	7

Post-tax return on average active equity (in %)[1]	10	8	10	13	N/M	N/M	5

N/M – Not meaningful

[1]   The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 33 % for the three months ended June 30, 2015. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

	Three months ended Jun 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	3,509	2,353	1,029	1,133	(53)	(111)	7,860

Provision for credit losses	44	145	47	(6)	19	0	250

Total noninterest expenses	2,636	1,828	761	936	518	14	6,693
Thereof:
Policyholder benefits and claims	0	0	0	80	0	0	80
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	37	3	6	10	1	0	57

Noncontrolling interests	1	0	0	0	0	(1)	0

Income (loss) before income taxes	828	379	221	204	(590)	(124)	917

Cost/income ratio (in %)	75	78	74	83	N/M	N/M	85

Assets	1,158,803	262,326	111,054	75,473	48,457	9,297	1,665,410

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	185,691	79,654	42,019	15,480	56,663	19,166	398,674

Average active equity	23,733	14,383	5,597	6,263	7,446	0	57,422

Post-tax return on average tangible shareholders’ equity (in %)[1]	11	10	12	32	N/M	N/M	2

Pre-tax return on average active equity (in %)	14	11	16	13	N/M	N/M	6

Post-tax return on average active equity (in %)[1]	9	7	10	8	N/M	N/M	2

N/M – Not meaningful

[1]   The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 74 % for the three months ended June 30, 2014. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

Deutsche Bank	Management Report	8
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

	Six months ended Jun 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	8,967	4,828	2,277	2,794	537	150	19,553

Provision for credit losses	93	235	2	4	33	1	369

Total noninterest expenses	6,994	3,574	1,583	2,077	1,794	455	16,476
Thereof:
Policyholder benefits and claims	0	0	0	163	0	0	163
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	29	(1)	(2)	0	3	0	29

Noncontrolling interests	38	0	0	0	0	(38)	0

Income (loss) before income taxes	1,842	1,019	692	713	(1,290)	(268)	2,708

Cost/income ratio (in %)	78	74	70	74	N/M	N/M	84

Assets	1,184,557	260,873	113,621	90,925	34,756	9,444	1,694,176

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	201,972	78,629	51,668	20,559	43,924	19,028	415,780

Average active equity	31,542	16,077	7,418	7,840	7,411	14	70,302

Post-tax return on average tangible shareholders’ equity (in %)[1]	9	11	14	36	N/M	N/M	5

Pre-tax return on average active equity (in %)	12	13	19	18	N/M	N/M	8

Post-tax return on average active equity (in %)[1]	8	8	12	12	N/M	N/M	4

N/M – Not meaningful

[1]   The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 49 % for the six months ended June 30, 2015. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

	Six months ended Jun 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Net revenues	7,549	4,801	2,048	2,198	9	(353)	16,253

Provision for credit losses	60	285	71	(7)	86	1	496

Total noninterest expenses	5,203	3,662	1,399	1,836	1,056	4	13,159
Thereof:
Policyholder benefits and claims	0	0	0	132	0	0	132
Impairment of intangible assets	0	0	0	0	0	0	0
Restructuring activities	81	6	9	14	3	0	113

Noncontrolling interests	22	0	0	(1)	0	(21)	0

Income (loss) before income taxes	2,265	854	578	371	(1,133)	(337)	2,597

Cost/income ratio (in %)	69	76	68	84	N/M	N/M	81

Assets	1,158,803	262,326	111,054	75,473	48,457	9,297	1,665,410

Risk-weighted assets (CRR/CRD 4 – fully-loaded)	185,691	79,654	42,019	15,480	56,663	19,166	398,674

Average active equity	22,431	14,391	5,484	6,226	7,588	0	56,120

Post-tax return on average tangible shareholders’ equity (in %)[1]	16	11	16	30	N/M	N/M	6

Pre-tax return on average active equity (in %)	20	12	21	12	N/M	N/M	9

Post-tax return on average active equity (in %)[1]	13	8	14	8	N/M	N/M	5

N/M – Not meaningful

[1]   The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which was 48 % for the six months ended June 30, 2014. For the post-tax return on average tangible shareholders’ equity and average active equity of the segments, the applied tax rate was 35%.

Deutsche Bank	Management Report	9
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues:

Sales & Trading (debt and other products)	2,110	1,824	286	16	4,752	4,259	493	12

Sales & Trading (equity)	975	701	274	39	1,987	1,471	516	35

Origination (debt)	456	416	40	10	889	774	115	15

Origination (equity)	253	265	(12)	(5)	459	425	34	8

Advisory	144	130	14	11	290	237	53	22

Loan products	283	255	29	11	560	509	51	10

Other products	92	(82)	174	N/M	31	(125)	157	N/M

Total net revenues	4,313	3,509	804	23	8,967	7,549	1,418	19

Provision for credit losses	57	44	12	28	93	60	34	56

Total noninterest expenses	3,035	2,636	398	15	6,994	5,203	1,791	34
Thereof:
Restructuring activities	7	37	(29)	(80)	29	81	(52)	(64)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	22	1	22	N/M	38	22	16	74

Income before income taxes	1,200	828	372	45	1,842	2,265	(423)	(19)

N/M – Not meaningful

2015 to 2014 Three Months Comparison

Despite ongoing macro uncertainty around Greece, CB&S reported solid revenues in the second quarter 2015 driven by increased market volatility and favorable movements in foreign exchange rates.

Sales & Trading (debt and other products) net revenues were € 2.1 billion in the second quarter 2015, an increase of € 286 million, or 16%, compared to the second quarter 2014. Revenues in Foreign Exchange were significantly higher than the prior year quarter driven by increased market volatility. Revenues in Distressed Products were significantly higher than the prior year quarter driven by strong performance in Europe and North America. Flow Credit revenues were significantly lower than the prior year quarter due to difficult market conditions and widening spreads. Revenues in Global Liquidity Management were significantly lower driven by subdued performance in Europe. RMBS revenues were significantly lower, and Emerging Markets revenues were lower than the prior year quarter, driven by challenging market conditions. Revenues in Credit Solutions and Rates were in line with the prior year quarter. Sales & Trading (debt and other products) net revenues included two valuation adjustment items totalling a gain of € 99 million. First, a mark-to-market gain of € 87 million (second quarter 2014: a loss of € 43 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a Funding Valuation Adjustment (FVA) gain of € 12 million (second quarter 2014: a gain of € 3 million).

Sales & Trading (equity) generated net revenues of € 1.0 billion in the second quarter 2015, an increase of € 274 million, or 39%, compared to the second quarter 2014. Prime Finance revenues were significantly higher than the prior year quarter driven by increased client balances. Revenues in Equity Derivatives were significantly higher than the prior year quarter driven by strong performance in Asia reflecting favorable market conditions. Equity Trading revenues were in line with the prior year quarter.

Origination and Advisory generated net revenues of € 853 million in the second quarter 2015, an increase of € 42 million, or 5%, compared to the second quarter 2014. Revenues in Advisory were higher than the prior year quarter reflecting increased fee pool. Debt Origination revenues were higher driven by increased revenues in North America. Equity Origination revenues were in line with the prior year quarter.

Deutsche Bank	Management Report	10
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Loan products net revenues were € 283 million in the second quarter 2015, compared to € 255 million in the second quarter 2014.

Net revenues from Other products were a gain of € 92 million in the second quarter 2015 versus a loss of € 82 million in the prior year quarter. Net revenues from Other products included a gain of € 105 million (second quarter 2014: a loss of € 64 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 57 million in the second quarter 2015, compared to a net charge of € 44 million in the second quarter 2014, due to increased provisions taken in the Leveraged Finance portfolio, partially offset by lower provisions taken in the Shipping portfolio.

Noninterest expenses of € 3.0 billion increased by € 398 million, or 15%, compared to the second quarter 2014. The increase was driven by adverse foreign exchange rate movements and regulatory required expenditure including bank levy.

Income before income taxes was € 1.2 billion in the second quarter 2015, compared to € 828 million in the second quarter 2014. The increase was driven by strong revenues, partially offset by higher regulatory driven expenditure including bank levy.

2015 to 2014 Six Months Comparison

CB&S reported solid revenues in the first half of 2015 driven by increased market volatility and favorable movements in foreign exchange rates.

Sales & Trading (debt and other products) net revenues were € 4.8 billion in the first six months of 2015, an increase of € 493 million, or 12%, compared to the first six months of 2014. Revenues in Foreign Exchange were significantly higher than the first six months of 2014 driven by increased market volatility. Revenues in Rates were higher than the first six months of 2014 reflecting increased client activity notably in Europe. Flow Credit revenues were higher than the first six months of 2014 driven by an improved market environment. Revenues in RMBS were significantly lower than the first six months of 2014 driven by challenging market conditions. Global Liquidity Management revenues were lower than the first six months of 2014 driven by subdued performance in Europe. Revenues in Distressed Products were lower compared to a strong first six months of 2014. Revenues were in line with the first six months of 2014 in Credit Solutions and Emerging Markets. Sales & Trading (debt and other products) net revenues included two valuation adjustment items totalling a loss of € 111 million. First, a mark-to-market gain of € 71 million (first six months of 2014: a loss of € 15 million) relating to RWA mitigation efforts arising on Credit Valuation Adjustment (CVA). Second, a Funding Valuation Adjustment (FVA) loss of € 181 million (first six months of 2014: a gain of € 17 million) including a negative impact of € 84 million due to a calculation refinement.

Sales & Trading (equity) generated net revenues of € 2.0 billion in the first six months of 2015, an increase of € 516 million, or 35%, compared to the first six months of 2014. Prime Finance revenues were significantly higher than the first six months of 2014 driven by increased client balances. Revenues in Equity Derivatives were significantly higher and Equity Trading revenue were higher than the first six months of 2014 reflecting favorable market conditions.

Origination and Advisory generated net revenues of € 1.6 billion in the first six months of 2015, an increase of € 201 million, or 14%, compared to the first six months of 2014. Revenues in Advisory were higher than the first six months of 2014 reflecting an increased fee pool. Debt Origination revenues were higher driven by strong performance in North America. Equity Origination revenues were in line with the first six months of 2014.

Loan products net revenues were € 560 million in the first six months of 2015, compared to € 509 million in the first six months of 2014.

Deutsche Bank	Management Report	11
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Net revenues from Other products were a gain of € 31 million in the first six months of 2015 versus a loss of € 125 million in the first six months of 2014. Net revenues from Other products included a gain of € 92 million (first six months of 2014: a loss of € 106 million) relating to the impact of a Debt Valuation Adjustment (DVA) on certain derivative liabilities.

In provision for credit losses, CB&S recorded a net charge of € 93 million in the first six months of 2015, compared to a net charge of € 60 million in the first six months of 2014, due to increased provisions taken in the Leveraged Finance and Shipping portfolios.

Noninterest expenses increased by € 1.8 billion, or 34%, compared to the first six months of 2014. This increase was driven by materially higher litigation costs, adverse movements in foreign exchange rates and regulatory required expenditures.

Income before income taxes was € 1.8 billion in the first six months of 2015, compared to € 2.3 billion in the first six months of 2014, driven by litigation costs and higher regulatory driven expenditure, partially offset by strong revenues.

Private & Business Clients Corporate Division (PBC)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues:

Credit products	914	858	55	6	1,843	1,704	140	8

Deposit products	685	749	(63)	(8)	1,379	1,505	(126)	(8)

Payments, cards & account products	239	246	(7)	(3)	474	494	(19)	(4)

Investment & insurance products	355	308	48	15	761	656	105	16

Postal and supplementary Postbank Services	61	103	(43)	(41)	122	208	(86)	(41)

Other products	105	88	16	19	248	234	14	6

Total net revenues	2,358	2,353	6	0	4,828	4,801	27	1

Provision for credit losses	100	145	(45)	(31)	235	285	(51)	(18)

Total noninterest expenses	1,775	1,828	(53)	(3)	3,574	3,662	(88)	(2)
Thereof: Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	483	379	104	27	1,019	854	165	19

Breakdown of PBC by business [1]

Private & Commercial Banking:

Net revenues	919	923	(4)	0	1,873	1,949	(76)	(4)

Provision for credit losses	15	19	(4)	(20)	29	39	(10)	(26)

Noninterest expenses	768	809	(41)	(5)	1,583	1,613	(30)	(2)

Income before income taxes	137	96	41	43	261	297	(37)	(12)

Advisory Banking International:

Net revenues	601	531	70	13	1,184	1,051	133	13

Provision for credit losses	57	63	(6)	(10)	117	129	(12)	(10)

Noninterest expenses	320	322	(2)	(1)	638	671	(33)	(5)

Income before income taxes	224	146	78	53	430	251	179	71

Postbank: [2]

Net revenues	838	898	(60)	(7)	1,771	1,801	(30)	(2)

Provision for credit losses	29	64	(35)	(55)	89	117	(28)	(24)

Noninterest expenses	687	697	(10)	(1)	1,353	1,378	(25)	(2)

Noncontrolling interests	0	0	0	(10)	0	0	0	(46)

Income before income taxes	122	137	(15)	(11)	328	305	23	7

N/M – Not meaningful

[1]

Effective January 1 2015, PBC has refined its internal cost allocation among the business units Private & Commercial Banking and Advisory Banking International. Prior periods have been restated accordingly.

[2]	Contains the major core business activities of Postbank AG as well as BHW and norisbank.

Deutsche Bank	Management Report	12
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

2015 to 2014 Three Months Comparison

In the second quarter 2015 the market environment continued to be challenging with prevailing headwinds from the low interest rates, tighter regulations and a highly competitive business environment. Despite these headwinds, PBC recorded a strong result in the second quarter of 2015 reflecting a decline in noninterest expenses, lower provision for credit losses as well as increased revenues from Credit and Investment & insurance products compared to the prior year quarter.

Net revenues in PBC increased by € 6 million compared to the prior year quarter. Higher Credit product revenues of € 55 million, or 6%, compared to the second quarter 2014 reflected higher loan volumes, especially in Mortgages and Consumer Finance. This was accompanied by positive effects from successful contract alignments with business partners from Postbank. Revenue growth in Investment & insurance products of € 48 million, or 15%, was driven by the securities brokerage and discretionary portfolio management business with improved levels of transactions compared to the prior year period. The decline in net revenues from Deposit products of € 63 million, or 8%, compared to the prior year quarter was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 43 million, or 41%, compared to the second quarter 2014 due to a new contract with Deutsche Post DHL, partly compensated by lower costs related to the same contractual changes. Net revenues from Payments, cards & account products decreased slightly by € 7 million, or 3%, compared to the second quarter 2014, partly driven by tighter regulations with regard to card fees. Other product revenues increased by € 16 million, or 19%, compared to the prior year quarter. A better performance of the Hua Xia Bank equity investment was partly offset by lower revenues related to Postbank non-operating activities.

Provision for credit losses decreased by € 45 million, reflecting the benefits of selective portfolio sales as well as the quality of PBC’s loan book and the ongoing benign economic environment in Germany.

Noninterest expenses decreased by € 53 million, or 3%, to € 1.8 billion, compared to the second quarter of 2014. Cost-to-achieve for our OpEx and Postbank integration programs decreased by € 56 million on the back of the Strategy 2020 discussions. Additionally, the second quarter of 2015 benefited in comparison to prior year from the non-recurrence of charges for loan processing fees triggered by a change in German legal practice in 2014. Beyond these effects, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program. These effects were partly offset by higher expenses mainly caused by regulatory requirements and spending in technology.

Income before income taxes of € 483 million increased by € 104 million, or 27%, compared to the second quarter of 2014 reflecting a decline in noninterest expenses, lower provision for credit losses as well as increased revenues.

Invested assets decreased by € 8 billion compared to March 31, 2015, mainly due to € 6 billion market depreciation and outflows in deposits.

2015 to 2014 Six Months Comparison

Despite prevailing headwinds from the low interest rate environment, PBC recorded a very strong result in the first half of 2015 compared to the prior year period, which had included a non-recurring gain related to a business sale closed in a prior period. PBC’s strong performance was driven by declining provision for credit losses and noninterest expenses as well as strong revenues from Credit and Investment & insurance products.

Net revenues in PBC increased by € 27 million compared to the first half of 2014. The increase in Credit product revenues of € 140 million, or 8%, compared to the same period in 2014, was mainly driven by higher loan volumes, especially in Mortgages and Consumer Finance. This was accompanied by specific effects from successful contract alignments with business partners from Postbank and impacts related to updates of internal funding models in Private & Commercial Banking.

Deutsche Bank	Management Report	13
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Higher net revenues from Investment & insurance products of € 105 million, or 16%, reflected continuing strong momentum in Investment business across PBC’s business units. Other product revenues increased by € 14 million, or 6%, compared to the prior year period, mainly driven by a better performance of the Hua Xia Bank equity investment as well as higher revenues related to Postbank non-operating activities. These effects could more than offset the benefit of a non-recurring gain related to a business sale closed in a prior period in the first half of 2014. The decline in net revenues from Deposit products of € 126 million, or 8%, compared to the first half of 2014 was mainly caused by the continued low interest rate environment in Europe. Net revenues from Postal and supplementary Postbank Services decreased by € 86 million, or 41%, compared to the same period last year due to a new contract with Deutsche Post DHL, partly compensated by lower costs related to the same contractual changes. The decrease in net revenues from Payments, cards & account products of € 19 million, or 4%, compared to the first half of 2014, was partly driven by tighter regulations with regard to payment and card fees.

Provision for credit losses decreased by € 51 million, or 18%, reflecting the benefits of selective portfolio sales as well as the quality of PBC’s loan book and the ongoing benign economic environment in Germany.

Noninterest expenses decreased by € 88 million, or 2%, to € 3.6 billion, compared to the first half of 2014. Cost-to-achieve for our OpEx and Postbank integration programs decreased by € 79 million on the back of the Strategy 2020 discussions. Additionally, the first half of 2015 benefited in comparison to prior year from the non-recurrence of charges for loan processing fees triggered by a change in German legal practice in 2014. Beyond these effects, PBC continued to realize incremental savings from efficiency measures implemented under the OpEx program. These effects were partly offset by higher expenses, mainly caused by regulatory requirements and spending in technology.

Income before income taxes of € 1.0 billion increased by € 165 million, or 19%, compared to the first half of 2014, reflecting a decline in noninterest expenses, lower provision for credit losses as well as increased revenues.

Invested assets increased by € 4 billion compared to December 31, 2014, mainly due to market appreciation. Inflows in securities were offset by outflows in deposits.

Global Transaction Banking Corporate Division (GTB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues:

Transaction services	1,144	1,029	115	11	2,277	2,048	229	11
Total net revenues	1,144	1,029	115	11	2,277	2,048	229	11

Provision for credit losses	(12)	47	(59)	N/M	2	71	(69)	(97)

Total noninterest expenses	874	761	113	15	1,583	1,399	184	13
Thereof:
Restructuring activities	(2)	6	(8)	N/M	(2)	9	(11)	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income before income taxes	283	221	62	28	692	578	114	20

N/M – Not meaningful

Deutsche Bank	Management Report	14
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

2015 to 2014 Three Months Comparison

In the second quarter 2015 the market environment continued to be challenging with persistent low interest rates, heightened geopolitical risks and a highly competitive business environment. While the weakening of the Euro positively impacted the revenue contribution from activities denominated in foreign currencies, noninterest expenses were adversely impacted. Furthermore, both periods in 2015 and 2014 contained litigation-related charges, whereby the charge in the current quarter was higher than in the prior year.

In this environment, GTB’s net revenues increased by € 115 million, or 11%, compared to the prior year quarter supported by favorable foreign exchange rate movements and volume growth. Revenues in Trade Finance grew despite continued low margins. In Securities Services, revenues increased mainly in the Americas. In Cash Management, the business still suffered from the ongoing low interest rate environment.

Provision for credit losses was positive at € 12 million showing a decrease by € 59 million, compared to the second quarter 2014 due to a high level of releases and recoveries as well as low provision levels.

Noninterest expenses increased by € 113 million, or 15%, compared to the prior year quarter. The increase was primarily driven by a litigation-related charge as well as higher expenses due to regulatory requirements. The second quarter 2015 included cost-to-achieve related to the OpEx program of € 17 million versus € 32 million in the second quarter 2014.

Income before income taxes increased by € 62 million, or 28%, compared to the second quarter 2014, despite a higher litigation-related charge. This development was mainly driven by strong revenues and lower provisions for credit losses.

2015 to 2014 Six Months Comparison

As mentioned above, the market environment remained challenging in the first six months 2015 with persistent low interest rates, a very competitive business environment and difficult geopolitical conditions in some GTB markets. Both the first six months 2015 and the first six months 2014 included litigation-related charges. Furthermore, foreign exchange movements compared to 2014 positively impacted GTB’s result from activities denominated in foreign currencies.

Compared to the prior year period, net revenues increased substantially by € 229 million, or 11 % supported by favorable foreign exchange movements and volume growth. Revenues in Trade Finance grew despite continued low margins. In Securities Services, revenues increased mainly in the Americas. In Cash Management, the business still suffered from the ongoing low interest rate environment. The first six months 2014 included a gain on the sale of registrar services GmbH.

Provision for credit losses was € 2 million in the first six months 2015, compared to € 71 million in the first six months 2014, primarily attributable to a high level of releases and recoveries as well as low provision levels.

Noninterest expenses increased by € 184 million, or 13%, compared to the prior year period. As mentioned above, the increase was impacted by the foreign exchange development and an increase of litigation-related charges. Furthermore, expenses driven by regulatory requirements as well as revenue-related expenses were higher than in prior year. Cost-to-achieve related to the OpEx program decreased by € 22 million, or 43%, compared to the first six months 2014.

Income before income taxes increased despite a higher litigation-related charge by € 114 million, or 20%, compared to the first six months 2014 due to strong revenues and lower provision for credit losses.

Deutsche Bank	Management Report	15
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Deutsche Asset & Wealth Management Corporate Division (Deutsche AWM)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues:

Management Fees and other recurring revenues	816	642	174	27	1,596	1,255	341	27

Performance and transaction fees and other non recurring revenues	225	159	66	41	410	342	68	20

Net interest income	191	151	40	27	383	299	84	28

Other product revenues	182	101	81	80	228	172	55	32

Mark-to-market movements on policyholder positions in Abbey Life	1	80	(79)	(98)	178	130	48	37

Total net revenues	1,415	1,133	282	25	2,794	2,198	596	27

Provision for credit losses	1	(6)	7	N/M	4	(7)	12	N/M

Total noninterest expenses	993	936	57	6	2,077	1,836	241	13
Thereof:
Policyholder benefits and claims	10	80	(70)	(88)	163	132	31	24
Restructuring activities	0	10	(10)	N/M	0	14	(15)	N/M
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	(1)	0	(67)

Income before income taxes	422	204	218	107	713	371	343	93

N/M – Not meaningful

2015 to 2014 Three Months Comparison

In the second quarter of 2015, Deutsche AWM continued to grow across products and regions benefitting from higher market levels, increased net new money and resulting higher assets under management.

In Deutsche AWM, net revenues were € 1.4 billion in the second quarter 2015, an increase of € 282 million, or 25%, compared to the second quarter 2014.

Management Fees and other recurring revenues increased by € 174 million, or 27%, due to an increase in the average assets under management for the quarter following positive flows, increased market levels and favorable foreign currency effects. Performance and transactions fees and other non recurring revenues were up following increased performance fees from alternative products, and increased transactional revenues from higher volumes from equities, foreign exchange and structured products. Net interest income increased by € 40 million, or 27%, due to a positive foreign exchange impact, reduced funding costs and increased lending volume. Other product revenues increased compared to the second quarter 2014 by € 81 million, or 80%, mainly due to favorable impacts to fair value guarantees within retirement products and increased alternative product revenues. Mark-to-market movements on policyholder positions in Abbey Life decreased by € 79 million versus second quarter 2014 following reduced market gains.

Provision for credit losses remained at very low levels, while the prior year period includes a recovery from a written off exposure in the US.

Noninterest expenses of € 1.0 billion in the second quarter 2015 increased by € 57 million, or 6%, compared to the second quarter 2014, driven by unfavorable foreign exchange impact, higher revenue-driven and business volume related costs, higher litigation costs and, increased compensation costs mainly due to regulatory and strategic hirings, partly offset by lower costs-to-achieve related to OpEx and lower policyholder benefits and claims.

Deutsche Bank	Management Report	16
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Income before income taxes was € 422 million in the second quarter 2015, an increase of € 218 million, or 107%, compared to the second quarter 2014 driven by the aforementioned increase in net revenues.

Invested assets were € 1.1 trillion as of June 30¸ 2015, a decrease of € 24 billion versus March 31, 2015, mainly driven by negative market and FX development of € 19 billion and of € 18 billion respectively. This was partially compensated by net new assets continuing for the sixth consecutive quarter, amounting to € 15 billion, which are recorded across products and regions with strong flows in Passive, Active and Wealth Management.

2015 to 2014 Six Months Comparison

In the first six months of 2015, Deutsche AWM continued to grow across products and regions benefitting from higher market levels, increased net new money and resulting higher assets under management relative to the prior period.

In Deutsche AWM net revenues in the first six months of 2015 increased by € 596 million, or 27%, compared to the first six months of 2014. Management Fees and other recurring revenues increased by € 341 million, or 27%, due to an increase of the average assets under management driven by positive flows, market effect and favorable foreign exchange development. Performance and transaction fees and other non recurring revenues increased € 68 million, or 20 % driven by following increased performance fees from alternative products, and increased transactional revenues from higher volumes from equities, foreign exchange and structured products. Net interest income increased by € 84 million, or 28%, due to positive foreign exchange development, reduced funding costs and increased lending volume. Other product revenues increased compared to the first six months of 2014 by € 55 million or 32 % mainly due to increased alternative products, offset by a write-down of € 110 million in active products in regards to HETA exposure in first quarter 2015. Mark-to-market movements on policyholder positions in Abbey Life increased by € 48 million, or 37 % versus first six months of 2014 following increased market gains.

Provision for credit losses remained at very low levels, while the prior year period includes a recovery from a written off exposure in the US.

Noninterest expenses of € 2.1 billion in the six months of 2015 increased by € 241 million, or 13%, compared to the first six months 2014 driven by unfavorable foreign exchange impact, higher revenue-driven and business volume related costs, higher litigation costs, increased compensation costs mainly due to regulatory and strategic hirings and higher policyholder benefits and claims, partly offset by lower costs-to-achieve related to OpEx.

Income before income taxes was € 713 million in the first six months of 2015, an increase of € 343 million, or 93%, compared to the first six months of 2014 driven by the aforementioned increase in net revenues.

In the first six months 2015, invested assets grew to € 1.1 trillion which reflects an increase of € 96 billion versus December 31, 2014. This is mainly driven by foreign currency movements of € 45 billion, net new inflows of € 32 billion as well as market appreciation of € 27 billion offset by divestment of € 6 billion.

Deutsche Bank	Management Report	17
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Non-Core Operations Unit Corporate Division (NCOU)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues	201	(53)	253	N/M	537	9	528	N/M

Provision for credit losses	5	19	(14)	(72)	33	86	(53)	(62)

Total noninterest expenses	1,104	518	586	113	1,794	1,056	738	70
Thereof:
Restructuring activities	3	1	2	N/M	3	3	0	(6)
Impairment of intangible assets	0	0	0	N/M	0	0	0	N/M

Noncontrolling interests	0	0	0	N/M	0	0	0	N/M

Income (loss) before income taxes	(909)	(590)	(319)	54	(1,290)	(1,133)	(157)	14

N/M – Not meaningful

2015 to 2014 Three Months Comparison

During the quarter, NCOU continued to execute its de-risking strategy with specific focus on capital contribution and de-leverage initiatives. Asset de-risking for the quarter delivered net gains of € 94 million, however, the IBIT profile was impacted by an increase in non-interest expenses, specifically related to the developments in litigation-related provisions.

Net revenues for NCOU in the reporting period increased by € 253 million to € 201 million. The increase was predominately due to the transfer of € 314 million of accumulated mark-to-market losses from other comprehensive income to the profit and loss statement in the second quarter 2014, specifically in relation to the debt financing of Maher Terminals. In addition, portfolio revenues have decreased following asset sales, which have been partially offset by the net effect arising from valuation adjustments and mark-to-market impacts. NCOU’s de-risking activity generated revenue gains of € 71 million compared to net gains of € 52 million in the same period in 2014.

Provision for credit losses in the second quarter 2015 was € 14 million, or 72 % lower compared to the same quarter in 2014. This reduction is reflected across the asset classes, predominantly driven by lower credit losses for IAS 39 reclassified assets.

Noninterest expenses increased by € 586 million, or 113%, compared to the second quarter 2014. The increase was predominantly due to higher litigation-related expenses. Noninterest expenses excluding litigation-related charges were 27 % lower year-on-year, driven by asset sales including The Cosmopolitan of Las Vegas.

The loss before income taxes increased by € 319 million to € 909 million. The increase compared to the same quarter in 2014 was primarily driven by litigation-related expenses.

2015 to 2014 Six Months Comparison

During 2015, NCOU continued to execute its de-risking strategy with specific focus on capital contribution and de-leverage initiatives. Asset de-risking in 2015 delivered net gains of € 205 million, however the IBIT profile was impacted by an increase in non-interest expenses, specifically related to the developments in litigation-related provisions.

Net revenues in NCOU were € 528 million higher in the first half 2015 compared to the first half of 2014, primarily due to a specific litigation recovery of € 219 million in the first quarter of 2015 and the one time transfer of € 314 million of accumulated mark-to-market losses from other comprehensive income to the profit and loss statement in the second quarter 2014. Portfolio revenues have decreased following asset sales, which have been partially offset by the net effect arising from mark-to-market impacts, such as € 151 million of losses from the Special Commodities Group in 2014.

Deutsche Bank	Management Report	18
Interim Report as of June 30, 2015	Operating and Financial Review
	Segment Results of Operations

Provision for credit losses for the first six months of 2015 were down € 53 million, or 62 % compared to the first six months of 2014, predominantly driven by lower credit losses for IAS 39 reclassified assets.

Noninterest expenses for the first six months of 2015 were € 738 million, or 70 % higher when compared to the same period in 2014, driven by higher litigation-related expenses. Noninterest expenses excluding litigation charges were 35 % lower year-on-year, driven by asset sales including The Cosmopolitan of Las Vegas.

The loss before income taxes has increased by € 157 million versus the first half of the prior year to € 1.3 billion, with each period having been impacted by a number of different factors as described above.

Consolidation & Adjustments (C&A)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %	Jun 30, 2015	Jun 30, 2014	Absolute Change	Change in %
Net revenues	(254)	(111)	(143)	129	150	(353)	503	N/M

Provision for credit losses	0	0	0	N/M	1	1	0	N/M

Noninterest expenses	17	14	4	28	455	4	451	N/M

Noncontrolling interests	(22)	(1)	(22)	N/M	(38)	(21)	(17)	78

Income (loss) before income taxes	(250)	(124)	(125)	101	(268)	(337)	69	(20)

N/M – Not meaningful

2015 to 2014 Three Months Comparison

Loss before income taxes in C&A was € 250 million in the second quarter 2015, compared to a loss of € 124 million in the prior year quarter. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, which showed a negative impact of € 156 million compared to negative € 12 million in the prior year quarter. This effect is largely due to a rise in USD and EUR interest rate curves partly offset by a slight widening of the basis spread between EUR/USD and of Deutsche Bank’s own credit spread. In addition, FVA on internal uncollateralized derivatives between CB&S and Treasury reflected a negative € 109 million in the second quarter 2015, in contrast to a negative € 26 million in the second quarter 2014. Lastly, the second quarter reflects a negative € 92 million impact resulting from the purchase of additional Postbank shares. These impacts were partially offset by a positive impact of € 139 million in bank levy compared to a negative € 3 million in the prior year quarter. The accrual for bank levy booked in C&A in the first quarter 2015 is allocated to the corporate divisions over the course of the year.

2015 to 2014 Six Months Comparison

Loss before income taxes in C&A was € 268 million in the first half 2015, compared to a loss of € 337 million in the prior year half. This development was predominantly attributable to valuation and timing differences from different accounting methods used for management reporting and IFRS, which showed a positive impact of € 168 million compared to negative € 146 million in the prior year half. This effect is due to a significant widening of the basis spread between EUR/USD and Deutsche Bank’s own credit spread and a gain in relation to Tier 1 buybacks, partly offset by a material rise in EUR and USD interest rate curves in second quarter 2015. This positive development was partially offset by a negative impact of € 287 million in bank levy compared to a negative € 2 million in the prior first half year, driven by increases in size and a different timing of recognition within the year, both triggered by a change in bank levy regime; the bank levy charges are being allocated to the corporate divisions over the course of the year. Additionally, the first half 2015 reflects a negative € 92 million impact resulting from the purchase of additional Postbank shares.

Deutsche Bank	Management Report	19
Interim Report as of June 30, 2015	Operating and Financial Review
	Financial Position

Financial Position

in € m. (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014	Absolute Change	Change in %
Cash and due from banks	25,641	20,055	5,586	28

Interest-earning deposits with banks	64,382	63,518	864	1

Central bank funds sold, securities purchased under resale agreements and securities borrowed	56,378	43,630	12,748	29

Trading assets	206,382	195,681	10,701	5

Positive market values from derivative financial instruments	539,665	629,958	(90,294)	(14)

Financial assets designated at fair value through profit or loss	115,655	117,285	(1,630)	(1)
Thereof:
Securities purchased under resale agreements	59,052	60,473	(1,421)	(2)
Securities borrowed	18,434	20,404	(1,969)	(10)

Loans	425,019	405,612	19,406	5

Brokerage and securities related receivables	135,791	115,054	20,737	18

Remaining assets	125,264	117,910	7,353	6

Total assets	1,694,176	1,708,703	(14,528)	(1)

Deposits	573,236	532,931	40,304	8

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	10,896	13,226	(2,330)	(18)

Trading liabilities	50,664	41,843	8,821	21

Negative market values from derivative financial instruments	513,442	610,202	(96,760)	(16)

Financial liabilities designated at fair value through profit or loss	41,894	37,131	4,763	13
Thereof:
Securities sold under repurchase agreements	24,970	21,053	3,917	19
Securities loaned	1,340	1,189	151	13

Other short-term borrowings	32,543	42,931	(10,388)	(24)

Long-term debt	160,255	144,837	15,418	11

Brokerage and securities related payables	164,987	143,210	21,776	15

Remaining liabilities	70,523	69,170	1,352	2

Total liabilities	1,618,440	1,635,481	(17,041)	(1)

Total equity	75,736	73,223	2,513	3

Movements in Assets

The reported decrease of € 15 billion (or 1%) of our balance sheet during the first half of 2015 was mainly driven by a € 90 billion reduction in positive market values from derivative financial instruments during the period, primarily from interest rate and foreign exchange rate movements, largely being offset by increases in other balance sheet positions as discussed below. The overall movement includes € 78 billion growth due to foreign exchange rate movements from the depreciation of the euro against all other major currencies during the period, of which 71 % related to the significant strengthening of the US dollar versus the euro. These effects from FX movements are also contained in the development per balance sheet line item as discussed in this section. Assuming the period-end exchange rates for the euro had not changed, we would have reduced our balance sheet by € 93 billion over the period.

The significant reduction in positive market values from derivative financial instruments was, however, largely offset by increases in the following balance sheet items:

Brokerage and securities related receivables grew by € 21 billion, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

Loans increased by € 19 billion, of which € 12 billion were caused by foreign exchange rate movements.

Deutsche Bank	Management Report	20
Interim Report as of June 30, 2015	Operating and Financial Review
	Financial Position

Trading assets increased by € 11 billion during the first and second quarter, with slightly more than half of the increase relating to equity securities.

Central bank funds sold, securities purchased under resale agreements and securities borrowed, under both accrual and fair value accounting, increased by € 9 billion, and cash and due from banks together with interest-earning deposits with banks increased by € 6 billion. Both increases were predominantly driven by foreign exchange rate movements.

Financial assets available for sale (reported as part of Remaining Assets) increased by € 7 billion mainly driven by increases in highly liquid securities held in the Group’s Strategic Liquidity Reserve. These increases are the result of the Group’s ongoing optimization of its liquidity reserves.

Movements in Liabilities

As of June 30, 2015, total liabilities decreased by € 17 billion (or 1%) compared to year-end 2014. Similar to total assets, the overall movement in liabilities also reflects the impact of foreign exchange rate movements during the period.

The movements in negative market values from derivative financial instruments (a decrease of € 97 billion) and brokerage and securities related payables (an increase of € 22 billion) during the first half of the year were driven by the same reasons driving the movements in positive market values from derivative financial instruments and brokerage and securities related receivables, as discussed above.

Deposits increased by € 40 billion, primarily in our funding through transaction banking, largely related to increased current account deposits stemming from clearing activities, as well as in retail and unsecured wholesale funding. Foreign exchange rate movements also contributed significantly to this increase.

Trading liabilities increased by € 9 billion, corresponding to the movement observed for trading assets.

Long-term debt increased by € 15 billion, primarily driven by higher funding activities which exceeded the amount of debt that matured during the period as well as foreign exchange rate movements.

Other short-term borrowings were down by € 10 billion, mainly driven by reductions in our funding through Financing Vehicles and, to a lesser extent, in GTB.

Liquidity

Liquidity reserves amounted to € 199 billion as of June 30, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of June 30, 2015 (under the combined scenario).

Deutsche Bank	Management Report	21
Interim Report as of June 30, 2015	Operating and Financial Review
	Financial Position

Equity

Total equity as of June 30, 2015 increased by € 2.5 billion. The main factor contributing to this development was a positive effect from exchange rate changes of € 2.6 billion (especially in the U.S. dollar). Further contributing to the increase was net income attributable to Deutsche Bank shareholders and additional equity components of € 1.3 billion. Partly offsetting were cash dividends paid to Deutsche Bank shareholders of € 1.0 billion, unrealized net losses on financial assets available for sale of € 367 million, which mainly resulted from lower market prices of debt securities from European issuers as well as coupons paid on additional equity components of € 228 million net of tax.

Regulatory Capital

The calculation of our regulatory capital, risk-weighted assets and capital ratios incorporates the capital requirements following the Capital Requirements Regulation (CRR) and Capital Requirements Directive 4 (CRD 4), published on June 27, 2013 including certain transitional rules. The regulatory capital numbers and ratios presented in this report reflect the ECB Decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in Common Equity Tier 1 capital. When referring to the results according to the transitional rules that are currently applicable to us, we use the term “CRR/CRD 4”. When referring to the results according to the full application of the final framework we use the term “fully loaded CRR/CRD 4”.

Our Tier 1 capital according to CRR/CRD 4 as of June 30, 2015 was € 62.2 billion, € 1.7 billion lower than at the end of 2014, resulting in a CRR/CRD 4 Tier 1 capital ratio of 14.9%, down from 16.1 % at December 31, 2014. Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 decreased in the first six months of 2015 by € 1.0 billion to € 59.1 billion, resulting in a CRR/CRD 4 CET 1 capital ratio of 14.2 % as of June 30, 2015, compared with 15.2 % at the end of 2014. Our Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 0.7 billion to € 3.1 billion.

The overall decrease of our CRR/CRD 4 CET 1 capital in the first six months of 2015 resulted from the increase in our CET 1 capital instruments and reserves of € 2.4 billion that was more than offset by higher regulatory adjustments to CET 1 capital of € 3.4 billion compared to year-end 2014. Both developments were mainly driven by foreign exchange movements. The regulatory adjustments mainly refer to CET 1 capital deductions that are phased in with a rate of 40 % in 2015 (20 % in 2014), primarily intangible assets and deferred tax assets. Our net income attributable to Deutsche Bank shareholders and additional equity components of € 1.3 billion in the first half of 2015 was mainly offset by dividend accrual due to the application of a pay-out ratio assumption of 89 % according to the above-mentioned ECB decision resulting in a residual amount of € 136 million included in CET 1 capital.

The decrease in our CRR/CRD 4 AT1 capital instruments of € 2.9 billion compared to December 31, 2014 resulted mainly from our redemptions of legacy Hybrid Tier 1 capital instruments. An offsetting effect arose from certain deductions (mainly intangible assets) that were phased out from AT1 capital. These deductions reflect the residual amount of certain CET 1 deductions (i.e., 60 % in 2015 compared to 80 % in 2014) that are subtracted from CET 1 capital under “fully-loaded” rules, but are allowed to reduce AT1 capital during transitional period. This resulted in lower regulatory adjustments to AT 1 capital of € 2.2 billion in the first six months of 2015.

Deutsche Bank	Management Report	22
Interim Report as of June 30, 2015	Operating and Financial Review
	Financial Position

RWA according to CRR/CRD 4 were € 417 billion as of June 30, 2015, compared with € 397 billion at the end of 2014. The overall increase of € 20 billion largely reflects the impact from foreign exchange movements by € 13 billion and an increase in operational risk risk-weighted assets with € 13 billion due to legal operational risk losses including legal provisions as well as an increased operational risk loss profile of the industry as a whole. The increase is partly offset by de-risking activities and lower risk levels in market risk risk-weighted assets and credit valuation adjustment risk-weighted assets.

Our fully loaded CRR/CRD 4 Tier 1 capital as of June 30, 2015 was € 51.9 billion, € 1.2 billion higher than at the end of 2014, resulting in a fully loaded CRR/CRD 4 Tier 1 capital ratio of 12.5%, down from 12.9 % as of December 31, 2014. Our fully loaded CRR/CRD 4 CET 1 capital increased in the first six months of 2015 by € 1.3 billion to € 47.4 billion, resulting in a fully loaded CRR/CRD 4 CET 1 capital ratio of 11.4%, compared with 11.7 % at the end of 2014.

The increase in our fully loaded CRR/CRD 4 CET 1 capital in the first six months of 2015 mainly reflected foreign exchange movements of € 1.4 billion compared to year-end 2014. The positive effect in our CET 1 capital and its impact on the ratio however was more than offset by an increase in fully loaded CRR/CRD 4 RWA.

Risk-weighted assets according to CRR/CRD 4 fully-loaded were € 416 billion as of June 30, 2015 compared with € 394 billion at the end of 2014. The increase was driven by the same movements as outlined for transitional rules. The fully-loaded risk-weigthed assets were € 0.8 billion lower then the risk-weighted assets under the transitional rules due to lower risk-weighted assets from our deferred tax assets that arise from temporary differences and from our significant holdings of CET 1 instruments of financial sector entities, which are both subject to the threshold exemptions as outlined in Article 48 CRR.

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

As of June 30, 2015 and December 31, 2014 the carrying value of reclassified assets was € 6.4 billion and € 7.4 billion, respectively, compared with a fair value of € 6.3 billion and € 7.4 billion as of June 30, 2015 and December 31, 2014, respectively. These assets are held in the NCOU.

Please refer to the note “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’” for additional information on these assets and on the impact of their reclassification.

Exposure to Monoline Insurers

The following is an update on the development of protection purchased from monoline insurers.

Monoline exposure related to U.S. residential mortgages

	Jun 30, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
Other subprime	97	24	(5)	19	95	30	(7)	23
Alt-A	1,429	441	(69)	372	1,405	423	(61)	361

Total AA Monolines [3]	1,527	465	(74)	391	1,500	452	(68)	384

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

[2]	Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings.
[3]

A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity. The movement in notional is predominately due to FX translation.

Deutsche Bank	Management Report	23
Interim Report as of June 30, 2015	Operating and Financial Review
	Management and Supervisory Board

Other Monoline exposure

	Jun 30, 2015				Dec 31, 2014
in € m.	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]	Notional amount	Value prior to CVA [1]	CVA [1]	Fair value after CVA [1]
AA Monolines: [2]
TPS-CLO	1,368	321	(61)	261	1,269	254	(43)	210
CMBS	638	(1)	0	(1)	712	(2)	0	(2)
Student loans	352	49	(10)	39	322	44	(9)	35
Other	842	96	(26)	70	506	72	(14)	59

Total AA Monolines	3,199	465	(97)	368	2,810	368	(66)	302

Non Investment-Grade Monolines: [2]
TPS-CLO	48	6	(3)	3	329	77	(16)	61
CMBS	1,547	(2)	0	(2)	1,476	(2)	0	(2)
Corporate single name/Corporate CDO	29	5	(1)	4	28	5	0	5
Student loans	734	69	(9)	60	679	66	(9)	57
Other	508	100	(30)	70	774	136	(50)	86

Total Non Investment-Grade Monolines	2,866	179	(43)	136	3,285	282	(75)	207

Total [3,4]	6,066	644	(140)	504	6,095	650	(141)	509

[1]

For monolines with actively traded CDS, the Credit Valuation Adjustment (CVA) is calculated using a full CDS-based valuation model. For monolines without actively traded CDS, a model-based approach is used with various input factors, including relevant market driven default probabilities, the likelihood of an event (either a restructuring or an insolvency), an assessment of any potential settlement in the event of a restructuring, and recovery rates in the event of either restructuring or insolvency.

[2]

Ratings are the lowest of Standard & Poor’s, Moody’s or our own internal credit ratings. Includes the migration of balances from non investment-grade to investment-grade due to Radian Asset Assurance Inc acquisition by Assured Guaranty Corp during 2Q15.

[3]

Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 22 million as of June 30, 2015, and € 22 million as of December 31, 2014, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

[4]

A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity. The movement in notional is predominately due to FX translation.

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Management and Supervisory Board

Christian Sewing became a member of our Management Board as of January 1, 2015. Initially, he was responsible for the Legal Department, Group Audit and Incident Management Group and since May 22, 2015 he is also in charge for the corporate division Private & Business Clients, which he took over from Rainer Neske at that time.

Marcus Schenck became a member of our Management Board as Chief Financial Officer with effect from the end of the General Meeting on May 21, 2015. Stefan Krause assumed responsibility for the corporate division Global Transaction Banking from Anshuman Jain and for the Non-Core Operations Unit from Jürgen Fitschen; in addition he is responsible for the deconsolidation of Postbank. Anshuman Jain assumed responsibility for Strategy and Organisational Development from Stefan Krause. The Co-Chairmen of the Management Board also became administratively responsible for Group Audit. Our Chief Operating Officer, Henry Ritchotte, also assumed the new role of Chief Digital Officer.

Anshuman Jain and Rainer Neske left our Management Board as of the end of June 30, 2015.

Deutsche Bank	Management Report	24
Interim Report as of June 30, 2015	Operating and Financial Review
	Events after the Reporting Period

As of July 1, 2015, John Cryan left our Supervisory Board and was appointed member of our Management Board and initially Co-Chairman of the Management Board together with Jürgen Fitschen. In addition, he assumed responsibility for the corporate divisions Corporate Banking & Securities and Deutsche Asset & Wealth Management as well as for Strategy and Organisational Development and for Legal and Incident Management Group. The Supervisory Board has decided to appoint John Cryan as sole Chairman of the Management Board when Jürgen Fitschen leaves the Management Board after the end of the General Meeting 2016.

Significant Transactions

To achieve the 95 % threshold required for the squeeze-out of Postbank minority shareholders, on April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7%) of the Postbank shares, thereby increasing the Group’s ownership stake from 94.1 % to 96.8%. The transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015.

On July 7, 2015, Deutsche Bank has submitted its specified squeeze-out request to Postbank, including the amount of cash compensation which was set at € 35.05 per Postbank share. The squeeze-out is expected to result in a pre-tax loss of approximately € 69 million which will be recorded in the third quarter 2015.

For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on our results of operations, financial position and net assets.

Deutsche Bank	Management Report	25
Interim Report as of June 30, 2015	Outlook
	The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Financial Report 2014 and the Interim Report as of March 31, 2015.

The Global Economy

After a relatively weak development over the last three years, average global economic growth in 2015 is likely to remain moderate at just over 3%. This is partly due to negative one-time effects at the start of the year. For 2016, we expect the pace of growth to increase to almost 4 % and, in the medium term, global growth should amount to a solid 3.5 % to 4%. The eurozone economy is likely to continue along its path of recovery in the coming years. The European Central Bank’s (ECB) extremely expansive monetary policy should continue to support the economy in the eurozone, and we expect a first interest rate increase as late as 2017. The U.S. economy should also experience solid growth thanks to its renewed strength in its labour and housing markets and a gradual normalization of monetary policy by the Federal Reserve in the coming years. The Japanese economy should follow a stable growth path, although the Japanese central bank is not likely to raise the key interest rate until 2019. Emerging market growth should be boosted by strong demand from industrialized countries. While China’s slowdown in growth to around 6.5 % is expected to dampen the global economy, this should be partially offset by stronger growth in India.

In 2015, we expect global economic growth to slow slightly to 3.2%, which is below the trend growth rate. Global inflation is likely to drop to 3.3 % due to the weak trend in commodity prices, especially at the beginning of the year, and underutilized capacities.

We expect that growth in the industrialized countries will accelerate slightly to 1.9 % with a muted rise of 0.5 % in consumer prices. In contrast, we expect growth in emerging markets to fall to 4.2%. We expect inflation to be 5.5%.

In the eurozone, we expect GDP to increase by 1.4 % in 2015 supported by the ECB’s extremely expansive monetary policy and lower oil prices. The continuing geopolitical risks and the need to reduce private and public sector debt levels are likely to have a dampening effect. Moderate growth overall will probably result in only a slow improvement on the labour market. We expect unemployment to fall to an average of just under 11 % in 2015. The weak trend in commodity prices and underutilized capacities will probably limit the increase in consumer prices to 0.3 % in 2015. The eurozone economy will continue to enjoy strong support from the ongoing expansive monetary policy of the ECB, which, as part of its unconventional measures, increased its asset purchases to € 60 billion per month in March 2015. Political uncertainty is likely to remain relatively high throughout the year due to the ongoing difficulties in Greece as well as pending elections in Portugal and Spain, where eurosceptic parties could gain a larger share of the votes. Driven by predominantly domestic growth, the German economy is expected to expand by 1.6 % in 2015, once again at a faster rate than the eurozone overall.

In the U.S., we expect growth of 2.3 % in 2015. Following a decline in GDP in the first quarter 2015, which was mainly driven by one-offs, such as weather effects and the port strike, the U.S. economy should expand relatively strong over the further course of the year. The continued recovery of the labour and housing markets will probably result in stronger economic growth. Private consumption should be boosted by lower energy costs. As a result of weak commodity prices and moderate upward pressure on wages, consumer prices will probably rise by 0.4 % in 2015. The Federal Reserve’s monetary policy should continue to support the U.S. economy. We expect the first key interest rate rise to come in September 2015 and a key rate of 0.6 % by the end of the year.

Deutsche Bank	Management Report	26
Interim Report as of June 30, 2015	Outlook
	The Banking Industry

The Japanese economy is expected to expand by 1.1 % in 2015. Fiscal measures and the ongoing, extremely expansionary monetary policy are likely to provide stimulus for growth. In addition, the increasing shortage in the labor market is likely to ensure upward pressure on wages and boost private consumption. Inflation is expected to decrease to 0.9 % as the effects of the rise in sales tax ease off and weak 2015 commodity prices decline.

We expect emerging market growth to weaken in 2015. Economic growth in Asia (excluding Japan) is expected to slow down slightly to 6.3%, with inflation at 2.6%. The Chinese economy is likely to grow only by 7.0 % in 2015, with inflation at 1.6%, largely due to the cooling of the real estate market and weak foreign demand. Monetary and fiscal policies will probably become more expansive in order to bolster the economy. In India, we expect overall growth to accelerate to 7.5 % in 2015 and consumer prices to rise by 5.3%.

In the emerging market economies of Eastern Europe, the Middle East and Africa, we expect that growth will slow to 1.2 % in 2015, with consumer prices increasing by 8.6%. A weak oil price is weighing on growth in the oil producing countries, with the Russian economy, in particular, feeling the effects. We anticipate that Russia will slide into a recession with its economy contracting by 3.2%. The sanctions imposed in response to the Ukraine crisis will also have a dampening effect. We expect inflation in Russia to be 15.2%, which is likely to severely restrict the central bank’s scope for action.

Growth in Latin America is expected to slow to 0.0 % in 2015 due to supply-side restrictions and low commodities prices. Consumer prices are projected to rise by 13.0%. The Brazilian economy is expected to contract by 1.7 % in 2015, while consumer prices look set to rise by 8.6%.

Risks for our forecast include the impending turnaround in U.S. monetary policy, which could lead to a far greater rise in bond yields than we originally assumed. This would have a negative impact on other asset classes and could result in capital outflows, especially in the emerging markets. In contrast, the appreciation of the U.S. dollar could have a stronger than expected impact on U.S. foreign trade. In Europe, a flare-up of the discussion on monetary policy and the future of the eurozone, the lack of fiscal consolidation and delays in implementing structural reforms, as well as increasing support for eurosceptic parties, could potentially have a substantial impact on our forecasts. Risks for our outlook on the development of the emerging markets include, in particular, weaker than anticipated demand in the industrialized countries, an intensification of geopolitical risks and a hard landing for the Chinese economy.

The Banking Industry

European banks may see a further improvement in their business performance over the next 12 months. Following a lengthy period of decline, lending to corporates is likely to return to slight growth, which should also be true for loans to private households. There may be a further, albeit less substantial reduction in provisions for credit losses as a result of the economic recovery. Deposit volumes will probably also see continuing moderate growth.

In the U.S., balance sheets are expected to expand steadily for the next 12 months, coupled with a slight rise in risk costs. The net interest margin may stabilize as a result of the turnaround in the Federal Reserve’s monetary policy, which it probably will have initiated by then.

In global investment banking, the outlook for banks is fundamentally positive, although increasing pressure on margins could partially offset a favorable volume development. The outlook for the mergers and acquisitions business, and also for equity issues, remains more promising than for fixed income, foreign exchange and commodities, due to pending stricter regulatory requirements.

Deutsche Bank	Management Report	27
Interim Report as of June 30, 2015	Outlook
	The Deutsche Bank Group

In global asset and wealth management, banks should likewise benefit from a generally favorable environment in the global capital markets, provided that negotiations on a third package of the European Stability Mechanism (ESM) with Greece proceed successfully, thereby containing risks for major political end economic turmoil in Europe.

With regard to financial regulation and supervision, the global debate is likely to focus over the next 12 months not only on additional measures to improve banks’ capital adequacy and resolvability in the event of a crisis (higher risk weights for trading book positions, harmonisation of risk assessments, Total Loss Absorbing Capacity (TLAC)), but also, especially in Europe, on various plans that have already been under discussion for some time, such as the so-called banking structural reform and the financial transaction tax. The specific design of the flagship Capital Markets Union initiative will be crucial. In any event, as of 2016, the Single Resolution Mechanism, together with the Single Resolution Board and Single Resolution Fund, will take full effect in the context of the European Banking Union (although the Fund still has to be gradually built up). In contrast, it is unforeseeable whether the decline in litigation charges in the banking industry will prove sustainable in the longer term.

The Deutsche Bank Group

In April 2015, we announced the next phase of our strategy, called “Strategy 2020”. Since this announcement there have been a number of changes to our Management Board, including the appointment of a new Co-Chief Executive Officer. Irrespective of these changes, the Management Board remains fully committed to Strategy 2020 and the six key decisions taken as part of it.

The key decisions underpinning our Strategy 2020 are:

—

We intend to reposition Corporate Banking & Securities (CB&S) to create a more sustainable client-driven franchise. We plan to cut our CRR/CRD 4 leverage exposure in CB&S by approximately € 200 billion (gross) by focusing our business model and to redeploy € 50 - 70 billion in relationship-driven business. We believe we can deleverage significantly without significantly damaging our franchise.

—

We aim to reshape our retail business into a leading, digitally-enabled advisory bank for private and commercial clients and deconsolidate Postbank through a re-IPO. At the same time, we remain committed to our private and commercial client franchise, in which we will seek to continually enhance efficiency and service quality and plan to invest further € 400 - 500 million for digitization over the next five years while closing up to 200 branches by 2017.

—

We intend to continue to deploy digital banking technology across all our businesses and operating platform to capture new revenue opportunities, enable platform efficiencies and develop new client propositions. Overall, we plan to invest up to € 1 billion by 2020 to achieve this goal.

—	We plan to invest to accelerate growth in Global Transaction Banking (GTB) and Deutsche Asset & Wealth Management (Deutsche AWM), with plans to invest more than € 1.5 billion by 2020.
—	We intend to rationalize our geographical footprint, focusing our country network and investing in those locations which are most important to our clients.
—

We intend to transform our operating model by reducing complexity, increasing controls and boosting efficiency with a targeted approximately € 3.5 billion additional annual gross savings with aggregate cost-to-achieve of approximately € 3.7 billion.

Deutsche Bank	Management Report	28
Interim Report as of June 30, 2015	Outlook
	The Business Segments

Based on these decisions, we defined the following medium-term financial ambitions:

—	Fully loaded CRR/CRD 4 Leverage Ratio equal to or greater than 5%,
—	Fully loaded CRR/CRD 4 Common Equity Tier 1 (CET 1) Ratio of approximately 11%,
—	Post-tax Return on Average Tangible Equity greater than 10%,
—	Organic gross cost reductions of approximately € 3.5 billion and a cost/income ratio of approximately 65%,
—	Aspiration to deliver a payout ratio of at least 50%, through dividends and share buybacks.

Work on the further detailing of Strategy 2020 and the execution of the decisions taken continues and further details on the execution plan will be provided by the end of October 2015. As we have not yet finalized the detailed execution plans resulting from Strategy 2020, the impacts of these decisions are not yet reflected in our financial results. Such plans and execution details could have a negative impact on our financial results in 2015 and 2016.

Our Strategy 2020 goals are subject to various internal and external factors including market, economic and political uncertainties, which could negatively impact or prevent the implementation of our strategic goals or the realization of their anticipated benefits. Economic uncertainties such as the recurrence of extreme turbulence in the markets, weakness in global, regional and national economic conditions, the continuation of the low interest rate environment, increased competition for business and political instability, especially in Europe, may impact our ability to achieve our goals. Regulatory changes could also adversely impact our strategic aims. In particular, regulators could demand changes to our business model or organization that could reduce our profitability. We are also involved in numerous litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside of Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation environment to continue to be challenging. If litigation and regulatory matters continue to occur at the same rate and magnitude as in recent years, we may not be able to achieve our Strategy 2020 aspirations.

If we fail to implement our strategic initiatives in whole or in part or should the initiatives that are implemented fail to produce the anticipated benefits, or should the costs we incur to implement our initiatives exceed the € 3.7 billion we have anticipated, we may fail to achieve our financial objectives, or incur losses or low profitability or erosions of our capital base, and our share price may be materially and adversely affected.

The Business Segments

For Corporate Banking & Securities (CB&S), the investment banking industry saw market volumes decline in the second quarter 2015, after a strong start to the year in the first quarter of 2015, driven by lower volatility, market uncertainty and usual seasonality. Going forward, we expect investment banking industry revenues to see moderate year-on-year growth supported by a better macroeconomic outlook and increased volatility. However, challenges will remain including ongoing regulatory pressure, continued pressure on resources and the potential impact of geo-political events. In Sales & Trading, we expect global fixed income revenues to grow slightly in 2015 versus 2014 levels, supported by increased volatility and client activity driven by increasing monetary policy divergence. Equity Sales & Trading revenues are also expected to increase slightly versus 2014 supported by increased volatility and higher asset prices. In Corporate Finance, we expect the 2015 fee pool to be slightly above 2014 levels too. As announced in April 2015, going forward we intend to reduce the CB&S leverage exposure by gross approximately € 200 billion and net approximately € 130 - 150 billion, driven by the disposal of low-yielding assets (primarily long dated derivative positions), reducing client and product perimeter and derivative roll-off. We intend also to actively manage risk-weighted assets in a disciplined manner. We plan to re-invest depending on market conditions and the returns we can achieve.

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Interim Report as of June 30, 2015	Outlook
	The Business Segments

As part of the new Strategy 2020, Private & Business Clients (PBC) plans to reshape its business model. With the planned deconsolidation of Postbank, we will re-focus on advisory banking and reduce our leverage exposure. Moreover, in line with the changing behavior of our clients, we aim to sharpen our distribution model by strengthening our omni-channel capabilities with additional investments into our digital capabilities and by closing up to 200 branches in Germany until 2017. Beyond that, we will continue to invest in efficiency and service quality and optimize infrastructure and front-to-back cost reduction. This transformation is aimed to position PBC as a leading digitally-enabled advisory bank for private and commercial clients. The implementation of measures related to the transformation process is expected to start already this year with a potential negative impact on our 2015 result. In addition, it is our aim to improve our asset productivity through emphasis on investment and insurance products. Furthermore, we aspire to foster a balanced credit business development, whilst maintaining strict risk discipline and carefully optimizing capital use. Despite these opportunities, the overall macroeconomic environment, the low interest rate levels as well as increasing regulatory requirements might continue to adversely impact our revenue generation capacity.

The continuing low interest rate levels, including negative interest rates in important markets, a highly competitive environment and challenges from geopolitical events are expected to continue to put downward pressure on business for Global Transaction Banking (GTB) in 2015. However, we expect volume growth in Securities Services, Institutional Cash, Cash Management Corporates and selected Trade Finance areas to continue and the interest rate environment in selected markets to slightly recover towards year end and therefore counteract these headwinds. We continue to focus on building and developing client relationships, supported by a comprehensive offering of high quality and innovative product and service solutions. We believe this leaves us well-positioned to cope with the challenging environment and further grow GTB.

For Deutsche Asset & Wealth Management (Deutsche AWM), we expect the continued global economic recovery to bolster the asset and wealth management industry through 2015 to the benefit of large, solutions-oriented managers including Deutsche AWM. Certain macroeconomic developments such as the Greek debt crisis, emerging market volatility and changing regulatory environment create uncertainty and increased cost are expected to have some impact, reducing some of the broader growth expected from alternatives, passive and retirement products. Further, in the near term, a decrease in transactional activity, lower performance fees and the low interest rate environment impacting deposit margins could offset broader growth in revenues and profitability. However, Deutsche AWM expects to remain on track on its growth path, driven by a revenue growth from expanding market share in key client segments, delivery of innovative investment solutions and performance and participation in growing markets. In addition to continued cost and resource management, we expect execution of ongoing transformation initiatives in respect of operating and technology platforms, will improve system functionality for investment management, client service and reporting. In asset management, we combine traditional core strengths in active investment management with a growing emphasis on passive/ Exchange Traded Funds, alternative asset and multi-asset solutions in response to evolving client requirements. In wealth management, we continue to increase relationships with ultra-high net worth clients in both emerging and developed markets through our global coverage model and integrated client service offering. Increasing our collaboration with other business segments across Deutsche Bank Group also remains a key priority for Deutsche AWM, which intends to expand the distribution of our products and services, as well as explore additional joint initiatives to better serve our clients.

The Non-Core Operations Unit (NCOU) is expected to continue to focus on reducing leverage, risk-weighted assets and complexity. Challenges in the overall market environment may impact the successful execution of NCOU’s strategy. Such challenges may make the associated timeline for de-risking activity less certain and may also impact future results. In addition, the NCOU continues to incur the associated costs for use of DB Group platforms as well as expensive liabilities, a cost which should be alleviated upon a future deconsolidation of Postbank. The pace of de-risking has slowed as the portfolio size has decreased. In addition to the uncertainty which arises from the NCOU derisking strategy, we also expect that the litigation and enforcement environment will continue to be challenging.

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Interim Report as of June 30, 2015	Risk Report
	Introduction

Risk Report

Introduction

Risk Management Framework

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We operate as an integrated group through our divisions, business units and infrastructure functions. We manage risk and capital through a framework of principles, organizational structures and monitoring processes that are closely aligned with the activities of the divisions and business units. Further information about our risk management framework, which has remained principally unchanged since year-end 2014, can be found in our Financial Report 2014.

Basel 3 and CRR/CRD 4

In the European Union, the new Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” as amended (Capital Requirements Regulation, or “CRR”), and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” as amended (Capital Requirements Directive 4, or “CRD 4”) published on June 27, 2013. The CRR/CRD 4 framework replaced the laws implementing the international capital adequacy standards as recommended by the Basel Committee on Banking Supervision, commonly referred to as Basel 2 and Basel 2.5. In order to create a single “rulebook” for credit institutions and investment firms in the European Union, the CRR was made directly applicable to them, which eliminated the need for national implementing legislation with respect to the regulatory areas covered by it. As a result, the German Banking Act (KWG) was amended to remove all provisions that have been supplanted by the CRR. Newly effective provisions governing regulatory capital requirements, the assessment of counterparty risk and securitizations, and many other regulations relevant for Deutsche Bank are now located in the CRR. In addition, the CRD 4 was implemented into German law by means of further amendments to the German Banking Act (KWG) and the German Solvency Regulation (SolvV) and accompanying regulations. Jointly, these laws and regulations represent the new regulatory framework applicable in Germany to among other things, capital, leverage and liquidity as well as disclosures.

The new regulatory framework became effective on January 1, 2014, subject to certain transitional rules. Therefore when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

The new minimum capital ratios were phased in beginning of 2015. Most regulatory adjustments (i.e., capital deductions and regulatory filters) are being phased in through 2018. Capital instruments that no longer qualify under the new rules are being phased out through 2022. New capital buffer requirements are being phased in by 2019. Although they were subject to supervisory reporting starting from 2014, binding minimum requirements for short-term liquidity are introduced in 2015 and a standard for longer term liquidity is expected to become effective in 2018. The introduction of a binding leverage ratio is expected from 2018 following disclosure of the ratio starting in 2015.

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Interim Report as of June 30, 2015	Risk Report
	Overall Risk Assessment

For purpose of clarity, we aligned the nomenclature from the CRR/CRD 4 framework relating to the elements of regulatory capital throughout this report.

As there are still some interpretation uncertainties with regard to the CRR/CRD 4 rules and some of the related binding Technical Standards are not yet finally available, we will continue to refine our assumptions and models as our and the industry’s understanding and interpretation of the rules evolve. In this light, our CRR/CRD 4 measures may differ from our earlier expectations, and as our competitors’ assumptions and estimates regarding such implementation may also vary, our CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors.

Scope of Consolidation

The following sections refer to our financial statements in accordance with International Financial Reporting Standards (“IFRS”). Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, in particular for Pillar 3 purposes, regulatory principles of consolidation are relevant which differ from those applied for our financial statements and are described in more detail in our Financial Report 2014. Where the regulatory relevant scope is used this is explicitly stated.

Overall Risk Assessment

Key risk categories for us include credit risk, market risk, operational risk (including legal risk), business risk (comprising tax and strategic risk), reputational risk, liquidity risk, model risk and compliance risk (MaRisk, i.e., minimum requirements for risk management). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long term strategic goals and reputation.

As part of our regular risk and cross-risk analysis, sensitivities of the key portfolio risks are reviewed using a bottom-up risk assessment and through a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture not only risks that have an impact across our risk inventories and business divisions, but also those that are relevant only to specific portfolios.

Current portfolio-wide risks on which we continue to focus include the deteriorating situation in Greece amid difficult bailout negotiations, capital controls and the domestic economy’s relapse into recession and the potential for contagion to other European economies. While agreement on reforms has now been reached with negotiations on a 3rd program set to begin in third quarter implementation risk is elevated and will remain a persistent source of risk. We also continue to focus on the potential for a China-led slowdown in Asian growth, disruptive US monetary tightening and its impact in particular on Emerging Markets, the risk of geopolitical shock including the ongoing tensions between Russia and Ukraine and the impact of lower oil prices on key producing countries and/or industries. These risks have been a consistent focus throughout recent quarters. Some financial markets saw significant volatility in the second quarter of 2015 and there remains potential for sharp corrections and/or volatility episodes particularly in light of the current low market liquidity environment.

The assessment of the potential impacts of these risks is made through integration into our group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests showed that we currently have adequate capital and liquidity reserves to absorb the impact of these risks if they were to materialize in line with the tests’ parameters.

The first six months of 2015 continued to demonstrate global regulatory trends seen in 2014, which we view as likely to persist through the coming years. We are focused on identifying potential regulatory changes and assessing the possible impacts on our business model and processes.

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Interim Report as of June 30, 2015	Risk Report
	Risk Profile

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014	in € m.	in %
Credit risk	12,510	12,885	(375)	(3)

Market risk	18,062	14,852	3,210	22
Trading market risk	5,360	4,955	405	8
Nontrading market risk	12,701	9,898	2,803	28

Operational risk	9,006	7,598	1,408	19

Business risk	2,480	3,084	(604)	(20)

Diversification benefit[1]	(7,249)	(6,554)	(695)	11

Total economic capital usage	34,808	31,866	2,942	9

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

As of June 30, 2015, our economic capital usage amounted to € 34.8 billion, which was € 2.9 billion, or 9%, above the € 31.9 billion economic capital usage as of December 31, 2014.

The economic capital usage for credit risk decreased to € 12.5 billion as of June 30, 2015, € 375 million or 3 % lower compared to year-end 2014. This decrease is mainly due to a lower economic capital usage of CB&S, predominantly driven by a lower risk exposure to derivatives.

The economic capital usage for trading market risk increased to € 5.4 billion as of June 30, 2015, compared with € 5.0 billion at year-end 2014. The increase is due to a higher economic capital usage for the traded default risk component. The nontrading market risk economic capital usage increased by € 2.8 billion or 28%, mainly driven by a higher structural foreign exchange risk due to the U.S. dollar strengthening and a methodology change for equity compensation risk.

The operational risk economic capital usage totalled € 9.0 billion as of June 30, 2015, which is € 1.4 billion or 19 % higher than the € 7.6 billion economic capital usage as of December 31, 2014. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non standard risks including refinancing and reputational risk, and a tax risk component. The business risk decreased by € 604 million to € 2.5 billion as of June 30, 2015. This decrease reflected a lower economic capital usage for the strategic risk component driven by a more optimistic outlook for the strategic plan for 2015.

The inter-risk diversification effect of the economic capital usage across credit, market, operational and strategic risk increased by € 695 million, or 11%, as of June 30, 2015, mainly reflecting a methodology update in the first quarter 2015 and an increase in economic capital usage before diversification.

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Interim Report as of June 30, 2015	Risk Report
	Risk Profile

Our mix of various business activities results in diverse risk taking by our business divisions. We measure the key risks inherent in their respective business models through the undiversified Total Economic Capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk profile of our business divisions as measured by economic capital, risk-weighted assets in comparison to performance metrics

	Jun 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total (in %)
Credit Risk	5,365	3,641	2,322	388	764	30	12,510	36

Market Risk	5,497	3,831	209	2,049	1,386	5,088	18,062	52

Operational Risk	6,029	610	796	1,151	420	0	9,006	26

Business Risk	1,857	0	6	1	616	0	2,480	7

Diversification Benefit[1]	(4,339)	(1,048)	(494)	(707)	(459)	(202)	(7,249)	(21)

Total EC	14,409	7,034	2,839	2,882	2,728	4,916	34,808	100

Total EC (in %)	41	20	8	8	8	14	100	N/M

Risk-weighted assets[2]	201,972	78,629	51,668	20,559	43,924	19,028	415,780	N/M

	Six months ended Jun 30, 2015

Income (loss) before income taxes	1,842	1,019	692	713	(1,290)	(268)	2,708	N/M

Post-tax return on average tangible shareholders’ equity (in %)[3]	9	11	14	36	(25)	N/M	5	N/M

Pre-tax return on average active equity (in %)[4]	12	13	19	18	(35)	N/M	8	N/M

N/M – Not meaningful

[1]   Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

[2]   Risk-weighted assets are based upon CRR/CRD 4 fully-loaded.

[3]   The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which  was 49 % for the six months ended June 30, 2015. For the post-tax return on average active equity of the segments, the applied tax rate was 35%.

[4]   Book equity allocation framework driven by risk-weighted assets and leverage exposure. See “Segments Information” on the consolidated financial statements for a  description of how average active equity is allocated to the divisions.

	Jun 30, 2014[1]
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total	Total (in %)
Credit Risk	4,701	3,705	2,172	309	1,004	31	11,923	40

Market Risk	6,389	3,057	180	1,607	793	2,431	14,456	48

Operational Risk	3,095	1,055	133	742	1,360	0	6,385	21

Business Risk	2,329	0	5	1	669	0	3,004	10

Diversification Benefit[2]	(3,110)	(1,031)	(218)	(563)	(802)	(6)	(5,730)	(19)

Total EC	13,404	6,786	2,272	2,096	3,024	2,456	30,038	100

Total EC (in %)	45	23	8	7	10	8	100	0

Risk-weighted assets[3]	185,691	79,654	42,019	15,480	56,663	19,166	398,674	N/M

	Six months ended Jun 30, 2014

Income (loss) before income taxes	2,265	854	578	371	(1,133)	(337)	2,597	N/M

Post-tax return on average tangible shareholders’ equity (in %)[4]	16	11	16	30	(22)	N/M	6	N/M

Pre-tax return on average active equity (in %)[5]	20	12	21	12	(30)	N/M	9	N/M

N/M – Not meaningful

[1]   Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of June 30, 2015.

[2]   Diversification benefit across credit, market, operational and strategic risk (largest part of business risk)

[3]   Risk-weighted assets are based upon CRR/CRD 4 fully-loaded.

[4]   The post-tax return on average tangible shareholders’ equity and average active equity at the Group level reflects the reported effective tax rate for the Group, which  was 48 % for the six months ended June 30, 2014. For the post-tax return on average active equity of the segments, the applied tax rate was 35%.

[5]   Book equity allocation framework driven by risk-weighted assets and leverage exposure. See “Segments Information” on the consolidated financial statements for a  description of how average active equity is allocated to the divisions.

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	Risk Profile

Corporate Banking & Securities’ (CB&S) risk profile is dominated by its trading in support of origination, structuring and market making activities, which gives rise to market risk and credit risk. Further credit risks originate from exposures to corporates and financial institutions. The share of the operational risk in CB&S’ risk profile has increased significantly over the last year reflecting a higher loss profile in the industry, internal losses as well as a change in the allocation methodology within the Group. The remainder of CB&S’ risk profile is derived from business risk reflecting earnings volatility risk. In the first half of 2015, CB&S pre-tax return on average active equity decreased by 8 percentage points to 12 % and post-tax return on average tangible shareholders’ equity by 7 percentage points to 9%. This development was driven by a higher equity allocation associated with our capital raise in May 2014 and movements of foreign currency rates at the Group level as well as an increase in risk-weighted assets in CB&S. CB&S income before income taxes decreased by € 423 million or 19 % in the first six months of 2015 compared to the first six months of 2014 further contributing to lower returns and was driven by litigation costs and higher regulatory expenditure, offset by strong revenues partly due to favorable FX movements.

Private & Business Clients’ (PBC) risk profile comprises credit risk from retail and small and medium-sized enterprises (SMEs) lending as well as nontrading market risk from investment risk, modeling of client deposits and credit spread risk. While PBC’s overall risk profile stayed broadly unchanged over the last year, the reported income before income taxes increased by € 165 million, or 19%, compared to the first half of 2014, benefitting from a decline in noninterest expenses, lower provision for credit losses as well as increased revenues. Higher equity allocation offset the increase in the reported income before income taxes, keeping pre-tax return on average active equity and post-tax return on average tangible shareholders’ equity materially unchanged.

Global Transaction Banking’s (GTB) revenues are generated from various products with different risk profiles. The vast majority of its risk relates to credit risk in the Trade Finance business, while other businesses attract low to no credit risk. The relatively low market risk mainly results from modeling of client deposits. Although GTB’s income before income taxes increased by € 114 million, or 20%, in the first six months of 2015 compared to the first half of 2014 driven by strong revenues and lower provision for credit losses, the pre-tax return on average active equity and post-tax return on average tangible shareholders’ equity decreased by 2 percentage points to 19 % and 14 % respectively. This decrease was driven by a higher average active equity allocation associated with aforementioned capital raise in May 2014 and movements of foreign currency rates at the Group level. In addition, risk-weighted assets increased mainly driven by Operational Risk RWA.

The main risk driver of Deutsche Asset & Wealth Management’s (Deutsche AWM) business are guarantees on investment funds, which we report as nontrading market risk. Otherwise Deutsche AWM’s advisory and commission focused business attracts primarily operational risk. Compared to the first half of 2014, Deutsche AWM’s pre-tax return on average active equity and post-tax return on average tangible shareholders’ equity increased by 6 percentage points to 18 % and 36 % respectively in the first half of 2015, reflecting increased revenues from higher assets under management. The increased economic capital usage was mainly driven by a higher nontraded market risk for guaranteed funds as well as increased operational risk allocation.

The Non-Core Operations Unit (NCOU) portfolio includes activities that are non-core to the Bank’s future strategy; assets earmarked for de-risking; assets suitable for separation; assets with significant capital absorption but low returns; and assets exposed to legal risks. NCOU’s risk profile covers risks across the entire range of our operations primarily comprising credit and market risks targeted where possible for accelerated de-risking. The share of the operational risk in NCOU’s risk profile has decreased significantly over the last year reflecting a change in the allocation methodology within the Group. The development of the pre-tax return on average active equity and post-tax return on average tangible shareholders’ equity reflects more negative performance in the first six months of 2015 compared to 2014 primarily driven by litigation-related charges.

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Interim Report as of June 30, 2015	Risk Report
	Risk Management Executive Summary

Consolidation & Adjustments mainly comprises nontraded market risk for structural foreign exchange risk, pension risk and equity compensation risk. The increase in non traded market risk compared to the first half 2014 was mainly driven by a higher structural foreign exchange risk caused by U.S. dollar strengthening and a methodology change for equity compensation risk.

Treatment of other Material Risks

Concerning the key risks “Credit Risk”, “Market Risk”, “Operational Risk” and “Liquidity Risk” and their developments within the second quarter 2015, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. With regard to the other material risks such as “Business Risk”, “Reputational Risk”, “Model Risk” and “Compliance Risk”, information concerning their definition, identification and management is contained in applicable sections of our Financial Report 2014 (please refer especially to the dedicated sections “Risk Inventory” and “Risk Management Framework – Material Risks”). There are no material changes concerning the treatment, management and reporting of these risks in comparison to the explanations and descriptions disclosed therein. All risks assessed as material are covered by the Internal Capital Adequacy Assessment Process as described in the section “Internal Capital Adequacy” of this report. Modeling and measurement approaches for quantifying capital and demand are implemented across major risk classes. Non-standard risks (reputational risk, model risk, compliance risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Risk Management Executive Summary

Credit Risk Summary

—

Global growth momentum has stabilised with the cyclical recovery in Europe ongoing, albeit with limited scope for further upside, and data suggesting that the US has recovered from the temporary weakness in first quarter. Offsetting this, Emerging Market growth is expected to slow moderately in aggregate in 2015 although the risk of a sharp slowdown in China has subsided on the back of monetary and fiscal stimulus. Key risks to the outlook include the potential for a re-escalation of the Greek crisis with contagion spreading to the rest of the Eurozone, the impact of US monetary policy tightening in particular on Emerging Markets and the risk of a geopolitical shock including ongoing tensions between Russia and Ukraine. Potential impacts of these events on the credit portfolio are being monitored closely and we currently expect no material credit losses as a result. Credit exposure to Russia based on a country of domicile principle is € 4.0 billion as of June 30, 2015 (December 31, 2014: € 4.8 billion) focused on corporates in strategically important industry sectors. Credit exposure to Ukraine is relatively small at € 0.4 billion as of June 30, 2015 (December 31, 2014: € 0.4 billion).

—

Our corporate credit portfolio is 71.2 % investment-grade rating at June 30, 2015, slightly improved compared to 71.0 % as at December 31, 2014. The corporate credit exposure increased by € 49.5 billion or 9.0 % during the first six months 2015 driven by foreign exchange changes and increases mostly to investment-grade counterparties.

—

Our consumer credit portfolio increased slightly from year-end 2014 to June 30, 2015 by € 1.5 billion or 0,8%, driven by increases in our loan books across Germany, Poland and India. The exposures outside Germany were affected by material Euro foreign exchange changes. As of June 30, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50%.

—

Provision for credit losses were € 369 million in the first half 2015, a decrease of € 127 million, or 26%, compared to the same period 2014. This reduction results from almost all businesses reflecting a lack of significant single name provisions along with continued releases in part related to disposals. Increased provisioning in CB&S driven by our leveraged finance and shipping portfolios partly offset the overall reduction in the other business units.

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Interim Report as of June 30, 2015	Risk Report
	Risk Management Executive Summary

—

RWA for credit risk has increased by € 11.4 billion or 5 % to € 256 billion since December 31, 2014, largely driven by the impact from foreign exchange movements. Additional contributions are from limited growth in core businesses and from changes in risk parameters.

—

The economic capital usage for credit risk decreased to € 12.5 billion as of June 30, 2015, compared with € 12.9 billion at year-end 2014 reflecting a lower economic capital usage in CB&S mainly driven by a lower risk exposure for derivatives.

Market Risk Summary

—

The average value-at-risk of our trading units was € 47.6 million during the first six months of 2015, compared with € 51.6 million for 2014. The decrease was driven by an improvement in diversification and reduced interest rate value-at-risk.

—

RWA for market risk has decreased by € 2.6 billion or 4.0 % to € 61.6 billion since December 31, 2014, largely driven by reduced risk levels coming from the market risk standardized approach for securitisation positions, value-at-risk and stressed value-at-risk.

—

Nontrading market risk economic capital usage increased by € 2.8 billion to € 12.7 billion as of June 30, 2015, compared with € 9.9 billion at year-end 2014. This increase was primarily driven by a higher structural foreign exchange risk due to the U.S. dollar strengthening and a methodology change for equity compensation risk.

—

The economic capital usage for trading market risk totaled € 5.4 billion as of June 30, 2015, compared with € 5.0 billion at year-end 2014. The increase was primarily driven by the traded default risk component from the trading and fair value banking books.

Operational Risk Summary

—

The economic capital usage for operational risk increased to € 9.0 billion as of June 30, 2015, compared with € 7.6 billion at year-end 2014. The increase was mainly driven by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole. This is reflected in the operational risk loss data that has given rise to the increased economic capital usage and which is largely due to the outflows related to litigation, investigations and regulatory enforcement actions.

—

We continue to formally apply the economic capital safety margin to our AMA (advanced measurement approach) model, which we first implemented in 2011 to cover unforeseen legal risks. Risk sensitive model enhancements aimed to replace this safety margin were submitted to BaFin in the second quarter 2014 and are awaiting its approval. These enhancements will lead to a higher amount required for economic capital compared to this safety margin and management decided to recognize the increases arising from the model enhancements from the second quarter 2014.

—

RWA for operational risk increased to € 80.3 billion as of June 30, 2015, compared with € 67.1 billion at year-end 2014. The increase of € 13.2 billion is caused by legal operational risk losses including legal provisions and an increased operational risk loss profile of the industry as a whole.

Liquidity Risk Summary

—

Liquidity reserves amounted to € 199 billion as of June 30, 2015 (compared to € 184 billion as of December 31, 2014). We maintained a positive liquidity stress result as of June 30, 2015 (under the combined scenario).

—	Capital markets issuance activities in the first six months of 2015 amounted to € 22.4 billion as compared to a planned volume of € 30-35 billion for the full year 2015.
—	75 % of our overall funding came from the funding sources we categorize as the most stable comprising capital markets and equity, retail and transaction banking.

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	Risk Management Executive Summary

Capital Management Summary

—

The Common Equity Tier 1 (CET 1) capital ratio, calculated on the basis of CRR/CRD 4 (phase-in rate of 40%), was 14.2 % as of June 30, 2015, compared with 15.2 % at year-end 2014 (phase-in rate of 20%).

—

CET 1 capital according to CRR/CRD 4 decreased by € 1.0 billion to € 59.1 billion as of June 30, 2015 compared with € 60.1 billion CET 1 capital as of December 31, 2014. The decrease in CET 1 capital was driven by higher regulatory adjustments of € 3.4 billion mainly resulting from CET 1 deductions such as deductions from intangible assets that are phased-in with 40 % in 2015 compared to 20 % in 2014. The decrease in the first six months 2015 was partly offset by the increase in the CET 1 capital instruments and reserves of € 2.4 billion compared to year-end 2014.

—	Additional Tier 1 (AT1) capital according to CRR/CRD 4 decreased by € 0.7 billion to € 3.1 billion as of June 30, 2015 compared with € 3.8 billion AT1 capital at year-and 2014.
—	Additional Tier 1 (AT1) capital according to CRR/CRD 4 fully loaded remained stable at € 4.6 billion.
—

RWA according to CRR/CRD 4 increased by € 20 billion to € 417 billion as of June 30, 2015, compared with € 397 billion at year-end 2014. The RWA increase is mainly driven by the impact from foreign exchange movements and secondly reflects higher operational risk risk-weighted assets caused by legal operational risk losses including legal provisions as well as an increased operational risk loss profile of the industry as a whole. The increase is partly offset by de-risking activities and lower risk levels in market risk-weighted assets and credit valuation adjustment risk-weighted assets.

—	The internal capital adequacy ratio decreased to 164 % as of June 30, 2015, compared with 177 % as of December 31, 2014. The decrease was mainly driven by a higher economic capital requirement.
—	The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio decreased in the first six months from 11.7 % as of December 31, 2014 to 11.4 % as of June 30, 2015.

Balance Sheet Management Summary

—

As of June 30, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.6 % compared to 3.5 % as of December 31, 2014, taking into account a fully loaded Tier 1 capital of € 51.9 billion over an applicable exposure measure of € 1,461 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

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Interim Report as of June 30, 2015	Risk Report
	Credit Risk

Credit Risk

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

—

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

—	Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

	Jun 30, 2015
in € m.	Probability of default[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	51,986	24,086	5,261	22,290	57,110	160,734

iA	0.04–0.11%	45,556	42,137	25,028	14,194	4,037	130,952

iBBB	0.11–0.50%	60,711	47,222	15,089	8,144	1,981	133,147

iBB	0.50–2.27%	53,187	40,228	9,223	6,182	2,798	111,618

iB	2.27–10.22%	21,094	19,242	4,699	1,728	11	46,774

iCCC and below	10.22–100%	9,634	1,893	1,484	399	9	13,418

Total		242,168	174,808	60,784	52,937	65,946	596,643

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.6 billion as of June 30, 2015.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2014
in € m.	Probability of default[1]	Loans[2]	Irrevocable lending commitments[3]	Contingent liabilities	OTC derivatives[4]	Debt securities available for sale	Total
iAAA–iAA	0.00–0.04%	46,493	22,938	6,281	23,068	50,808	149,589

iA	0.04–0.11%	44,799	39,336	17,696	9,469	3,371	114,670

iBBB	0.11–0.50%	54,167	40,145	20,190	7,810	1,746	124,057

iBB	0.50–2.27%	50,183	31,492	11,640	3,926	3,140	100,380

iB	2.27–10.22%	19,359	18,924	4,929	2,253	17	45,482

iCCC and below	10.22–100%	9,417	1,612	1,352	552	50	12,983

Total		224,418	154,446	62,087	47,078	59,132	547,161

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes impaired loans mainly in category iCCC and below amounting to € 5.6 billion as of December 31, 2014.
[3]	Includes irrevocable lending commitments related to consumer credit exposure of € 9.4 billion as of December 31, 2014.
[4]	Includes the effect of netting agreements and cash collateral received where applicable.

The above table shows an overall increase in our corporate credit exposure in the first six months 2015 of € 49.5 billion or 9.0%. More than 40 % of the increase (€ 20.4 billion) is attributable to irrevocable lending commitments. This product category saw a general increase in business volume (61%) and rose due to FX (39%). The increase in loans of € 17.8 billion was mainly attributable to the investment-grade rating bands. The increase in debt securities available for sale is entirely related to the top 3 rating bands, exposure to those with non-investment-grade rating decreased. The quality of the corporate credit exposure before risk mitigation has slightly increased to 71.2 % of investment-grade rated exposures compared to 71.0 % as of December 31, 2014.

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	Credit Risk

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[3]
	Jun 30, 2015	Dec 31, 2014[1]	Jun 30, 2015	Dec 31, 2014[1]	Jun 30, 2015	Dec 31, 2014[1]
Consumer credit exposure Germany	148,900	147,647	1.10	1.15	0.18	0.22
Consumer and small business financing	20,050	19,553	4.00	4.01	0.92	1.12
Mortgage lending	128,850	128,094	0.65	0.71	0.07	0.08

Consumer credit exposure outside Germany	38,989	38,761	4.95	5.32	0.59	0.68
Consumer and small business financing	13,026	13,003	9.80	10.95	1.32	1.55
Mortgage lending	25,963	25,758	2.52	2.48	0.23	0.25

Total consumer credit exposure[2]	187,889	186,408	1.90	2.02	0.27	0.32

[1]

Beginning 2015 we have refined our classification resulting in a reclassification of € 427 million of Small Business Financing into Mortgage lending (mainly loans relating to development banks) in Germany and € 1.1 billion of Mortgage lending into Small Business Financing (mainly Commercial Real Estate) outside Germany.

[2]	Includes impaired loans amounting to € 4.1 billion as June 30, 2015 and € 4.4 billion as of December 31, 2014.
[3]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased from year-end 2014 to June 30, 2015 by € 1.5 billion, or 0.8%, driven by our loan books in Germany, which increased by € 1.3 billion, in Poland, which increased by € 388 million, and in India, which increased by € 253 million. The increase of the exposures in Poland and India were affected by Euro foreign exchange rate changes. These effects were partly offset by decreased consumer credit exposure in Italy, which decreased by € 296 million mainly driven by a non-performing loan portfolio sale.

The 90 days or more past due ratio of our consumer credit exposure decreased from 2.02 % as per year-end 2014 to 1.90 % as of June 30, 2015.

The total net credit costs as a percentage of our consumer credit exposure decreased from 0.32 % as per year-end 2014 to 0.27 % as of June 30, 2015. This ratio was affected by non-performing portfolio sales in Germany and Italy, but also driven by the further improved and stabilized environment in Germany and countries in Southern Europe in which we operate.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Jun 30, 2015	Dec. 31, 2014
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	2%	2%

> 100 ≤ 110%	1%	1%

> 110 ≤ 130%	1%	1%

> 130%	2%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

As of June 30, 2015, 68 % of our exposure related to the mortgage lending portfolio had a LTV ratio below or equal to 50% (68 % as of December 31, 2014).

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	Credit Risk

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the tables below due to concerns relating to sovereign risk. This heightened risk is driven by a number of factors impacting the associated sovereign including high public debt levels and/or large deficits, limited access to capital markets, proximity of debt repayment dates, poor economic fundamentals and outlook (including low gross domestic product growth, weak competitiveness, high unemployment and political uncertainty).

The risks in Greece increased substantially over the first half of 2015 amid protracted negotiations between the government and its creditors around the terms of its bailout program. The economy has returned to recession, with capital controls imposed amid deposit flight from domestic banks. While agreement on reforms has now been reached with negotiations on a 3rd program set to begin in third quarter implementation risk is elevated and will remain a persistent source of risk. Contagion from Greece to the other countries presented below remained overall limited, partly driven by their small private sector exposures to Greece and facilitated by the ECB’s QE program as well as the Outright Monetary Transactions (OMT) program and the European Stability Mechanism (ESM) which provide a credible (if untested) backstop and helped to contain funding costs. All of these countries are expected to see positive GDP growth in 2015.

For the presentation of our exposure to these eurozone countries we apply two general concepts as follows:

—

In our “risk management view”, we consider the domicile of the group parent, thereby reflecting the one obligor principle. All facilities to a group of borrowers which are linked to each other (i.e., by one entity holding a majority of the voting rights or capital of another) are consolidated under one obligor. This group of borrowers is usually allocated to the country of domicile of the respective parent company. As an example, a loan to a counterparty in Spain is Spanish risk as per a domicile view but considered a German risk from a risk management perspective if the respective counterparty is linked to a parent company domiciled in Germany following the above-mentioned one obligor principle. In this risk management view we also consider derivative netting and present exposures net of hedges and collateral. The collateral valuations follow the same approach and principles as outlined separately in our Financial Report 2014. Also, in our risk management view we classify exposure to special purpose entities based on the domicile of the underlying assets as opposed to the domicile of the special purpose entities. Additional considerations apply for structured products. If, for example, a structured note is issued by a special purpose entity domiciled in Ireland, it will be considered an Irish risk in a “country of domicile” view, but if the underlying assets collateralizing the structured note are German mortgage loans, then the exposure would be included as German risk in the “risk management” view.

—

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

Net credit risk exposure with certain eurozone countries – Risk Management View

in € m.	Jun 30, 2015	Dec 31, 2014[1]
Greece	416	416

Ireland	1,905	1,398

Italy	14,369	14,920

Portugal	757	1,002

Spain	7,885	8,273

Total	25,332	26,009

[1]	Prior year figures were adjusted by € 0.8 billion exposure with Ireland and Italy to Securitization and Real Estate counterparties erroneously not included as at December 31, 2014.

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	Credit Risk

Net credit risk exposure is down € 0.7 billion since year-end 2014. This was mainly driven by reduced traded credit positions across Italy, Spain and Portugal, partly offset by increased securitization exposure in Ireland. Greece exposure broadly flat, excluding the U.S. dollar denominated Shipping portfolio of € 0.3 billion, remaining exposure stands at € 0.1 billion and continues to be tightly managed.

Our above exposure is principally to highly diversified, low risk retail portfolios and small and medium enterprises in Italy and Spain, as well as strong corporate and diversified mid-cap clients. Our financial institutions exposure is predominantly geared towards larger banks in Spain and Italy, typically collateralized. Sovereign exposure is at what we view as a manageable level absent more generalized contagion spreading after an adverse event such as a Greek exit from the euro.

The following tables, which are based on the “country of domicile” view, present our gross position, the included amount thereof of undrawn exposure and our net exposure to these eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for net credit derivative protection purchased with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other		Total
in € m.	Jun 30, 2015	Dec 31, 2014	Jun 30, 2015	Dec 31, 2014[4]	Jun 30, 2015	Dec 31, 2014[4]	Jun 30, 2015	Dec 31, 2014[4]	Jun 30, 2015	Dec 31, 2014[4]	Jun 30, 2015[1]	Dec 31, 2014[4]
Greece
Gross	62	100	561	716	1,218	1,167	6	6	0	34	1,847	2,022
Undrawn	0	0	40	20	176	63	0	1	0	0	216	84
Net	50	89	105	107	139	125	1	2	0	34	295	357

Ireland
Gross	546	553	1,286	1,100	8,245	8,230	38	39	3,661[2]	2,350[2]	13,775	12,273
Undrawn	0	0	37	48	2,982	2,206	0	0	333[2]	476[2]	3,353	2,730
Net	47	(21)	807	524	5,685	5,103	6	5	3,640[2]	2,350[2]	10,186	7,960

Italy
Gross	3,592	4,673	4,995	5,736	8,645	8,509	18,472	19,310	557	1,310	36,261	39,537
Undrawn	0	0	1,027	952	3,110	3,061	153	179	24	28	4,314	4,220
Net	958	244	2,798	3,431	5,660	5,897	7,172	6,749	531	1,229	17,120	17,551

Portugal
Gross	(74)	(5)	308	404	1,492	1,052	1,756	2,023	65	205	3,546	3,679
Undrawn	0	0	35	37	177	121	26	30	0	0	237	189
Net	(123)	(76)	235	357	1,012	503	177	220	65	205	1,366	1,209

Spain
Gross	245	696	1,929	2,465	9,415	9,332	10,038	10,580	698	839	22,325	23,911
Undrawn	0	0	993	738	3,724	3,819	294	476	0	15	5,012	5,048
Net	148	275	1,073	2,084	6,225	6,824	1,772	1,890	925	790	10,143	11,863

Total gross	4,371	6,018	9,079	10,421	29,014	28,290	30,309	31,958	4,981	4,736	77,754	81,423
Total undrawn	0	0	2,132	1,795	10,169	9,271	473	687	358	519	13,132	12,272
Total net[3]	1,081	511	5,018	6,503	18,722	18,453	9,127	8,866	5,161	4,608	39,109	38,940

[1]	Approximately 56 % of the overall exposure will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 182 million as of June 30, 2015 and € 300 million as of December 31, 2014.
[4]

Comparatives have been restated down by € 107 million gross exposure and € 101 million net exposure in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.

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Interim Report as of June 30, 2015	Risk Report
	Credit Risk

Total net exposure to the above selected eurozone countries remained almost unchanged in the first six months of 2015. The increase in sovereign portfolios in Italy and Ireland, with other counterparties in Ireland and Spain, in corporate portfolios in Ireland and Portugal and in retail portfolios in ltaly was offset by reduced exposure with financial institutions in Spain, Italy and Portugal.

Aggregate net credit risk exposure to certain eurozone countries by type of financial instrument

	Jun 30, 2015
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance	Loans after loan loss allowance	Other[1]	Financial assets available for sale[2]	Derivatives	Other	Total[3]
Greece	113	88	157	0	47	18	311

Ireland	3,090	3,060	2,762	1,213	1,003	2,025	10,064

Italy	11,362	10,426	3,456	645	3,530	2,132	20,189

Portugal	455	397	312	15	46	812	1,583

Spain	5,652	5,010	3,642	203	359	1,412	10,626

Total	20,671	18,982	10,330	2,076	4,986	6,398	42,773

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.

	Dec 31, 2014
	Financial assets carried at amortized cost			Financial assets measured at fair value	Financial instruments at fair value through profit or loss
in € m.	Loans before loan loss allowance[4]	Loans after loan loss allowance[4]	Other[1,4]	Financial assets available for sale[2]	Derivatives	Other	Total[3,4]
Greece	191	172	92	0	85	28	377

Ireland	2,049	2,016	2,706	481	843	1,728	7,775

Italy	10,764	9,753	3,791	672	4,071	3,085	21,372

Portugal	638	587	306	20	36	558	1,506

Spain	5,613	4,974	3,635	231	510	2,015	11,365

Total	19,255	17,502	10,530	1,404	5,545	7,414	42,395

[1]	Primarily includes contingent liabilities and undrawn lending commitments.
[2]	Excludes equities and other equity interests.
[3]	After loan loss allowances.
[4]	Comparatives have been restated down by € 101 million in order to exclude revocable loan commitments in line with other credit exposure disclosures in this report.

The above tables exclude credit derivative exposure, which is separately reported in the following table. For our credit derivative exposure with these eurozone countries we present the notional amounts for protection sold and protection bought on a gross level as well as the resulting net notional position and its fair value. For a more detailed description of our usage of credit derivatives to manage credit risk see the respective risk sections of our Financial Report 2014.

Credit derivative exposure with underlying assets domiciled in certain eurozone countries

	Jun 30, 2015				Dec 31, 2014
in € m.	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value	Protection sold	Protection bought	Net protection sold/(bought)	Net fair value
Greece	1,132	(1,148)	(16)	7	901	(921)	(20)	2

Ireland	3,156	(3,034)	122	12	4,344	(4,158)	186	4

Italy	46,369	(49,439)	(3,070)	(85)	41,433	(45,253)	(3,821)	156

Portugal	5,024	(5,241)	(218)	19	5,876	(6,173)	(297)	6

Spain	18,951	(19,434)	(483)	(16)	18,061	(17,563)	498	10

Total	74,633	(78,297)	(3,664)	(63)	70,614	(74,068)	(3,454)	177

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	Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain eurozone Countries

	Jun 30, 2015				Dec 31, 2014
in € m.	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	62	(12)	50	6	100	(11)	89	1

Ireland	44	3	47	2	(26)	4	(21)	2

Italy	3,524	(2,565)	959	16	4,600	(4,356)	244	133

Portugal	(74)	(49)	(123)	(8)	(5)	(71)	(76)	2

Spain	240	(92)	148	(16)	688	(413)	275	1

Total	3,796	(2,715)	1,081	(1)	5,358	(4,848)	511	139

[1]	Includes sovereign debt classified as financial assets/liabilities at fair value through profit or loss, available for sale and loans carried at amortized cost.
[2]	The amounts reflect the net fair value in relation to default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

The increase of € 0.6 billion in net sovereign credit exposure compared with year-end 2014 mainly reflects movements from credit default swaps, derivative positions and loans. The increase in our net sovereign exposure is mainly driven by significant increase in Italian sovereign exposures which primarily reflects exposure changes in credit default swaps, trading debt securities and positive market values from derivatives, coupled with slight increase in Irish sovereign exposures due to increase in trading debt securities.

The above represented direct sovereign exposure included the carrying value of loans held at amortized cost to sovereigns which, as of June 30, 2015, amounted to € 275 million for Italy and € 459 million for Spain and, as of December 31, 2014 amounted to € 279 million for Italy and € 580 million for Spain.

Asset Quality

This section describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Jun 30, 2015			Dec 31, 2014
in € m.	Corporate loans	Consumer loans	Total	Corporate loans	Consumer loans	Total
Loans neither past due, nor renegotiated or impaired	236,228	180,313	416,541	217,772	177,925	395,697

Past due loans, neither renegotiated nor impaired	1,097	2,990	4,087	1,307	3,652	4,959

Loans renegotiated, but not impaired	311	464	775	349	473	821

Impaired loans	4,532	4,122	8,654	4,990	4,358	9,348

Total	242,168	187,889	430,057	224,418	186,408	410,825

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	Asset Quality

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

—

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and
—	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance. The results of this review are reported to and approved by an oversight committee comprised of Finance and Risk senior management.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Financial Report 2014.

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	Asset Quality

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Jun 30, 2015			Dec 31, 2014			2015 increase (decrease) from 2014
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %	Impaired loans	Impaired loan coverage ratio in ppt
Corporate Banking & Securities	618	417	67	637	318	50	(19)	18

Private & Business Clients	4,016	2,401	60	4,269	2,486	58	(253)	2

Global Transaction Banking	1,478	933	63	1,574	995	63	(96)	0

Deutsche Asset & Wealth Management	75	34	45	66	33	50	9	(5)

Non-Core Operations Unit	2,467	1,253	51	2,803	1,380	49	(336)	2

Thereof: assets reclassified to loans and receivables according to IAS 39	777	411	53	986	518	53	(209)	0

Total	8,654	5,039	58	9,348	5,212	56	(694)	2

Impaired loans by industry sector

	Jun 30, 2015			Dec. 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Banks and insurance	1	0	1	0	0	0

Fund management activities	32	2	34	64	0	64

Manufacturing	495	224	719	525	232	757

Wholesale and retail trade	329	224	553	362	229	591

Households	410	3,104	3,514	451	3,299	3,750

Commercial real estate activities	1,592	295	1,887	1,733	314	2,047

Public sector	13	0	13	50	0	50

Other	1,660	273	1,933	1,806	284	2,090

Total	4,532	4,122	8,654	4,990	4,359	9,348

Impaired loans by region

	Jun 30, 2015			Dec. 31, 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Germany	1,510	1,781	3,291	1,604	1,896	3,499

Western Europe (excluding Germany)	2,483	2,163	4,646	2,683	2,303	4,986

Eastern Europe	107	169	276	107	152	259

North America	257	2	259	423	2	425

Central and South America	29	0	29	2	0	3

Asia/Pacific	130	6	136	170	5	174

Africa	14	1	15	0	1	1

Other	2	0	2	1	0	1

Total	4,532	4,122	8,654	4,990	4,359	9,348

Development of Impaired Loans

	Six months ended Jun 30, 2015			Full Year 2014
in € m.	Individually assessed	Collectively assessed	Total	Individually assessed	Collectively assessed	Total
Balance, beginning of year	4,990	4,359	9,348	5,922	4,221	10,143

Classified as impaired during the year	290	830	1,120	2,112	2,181	4,293

Transferred to not impaired during the year[1]	(584)	(681)	(1,265)	(1,425)	(1,182)	(2,607)

Charge-offs	(246)	(391)	(637)	(1,037)	(613)	(1,651)

Disposals of impaired loans	(49)	(11)	(59)	(514)	(254)	(768)

Exchange rate and other movements	131	16	147	(68)	6	(62)

Balance, end of period	4,532	4,122	8,654	4,990	4,359	9,348

[1]	Includes repayments.

Deutsche Bank	Management Report	46
Interim Report as of June 30, 2015	Risk Report
	Asset Quality

Our impaired loans decreased in the first six months 2015 by € 694 million or 7.4 % to € 8.7 billion resulting from reductions in our individually as well as in our collectively assessed portfolios. The reduction in our individually assessed impaired loan portfolio is mainly a result from charge-offs and disposals of IAS 39 reclassified assets recorded in NCOU, whereas the reduction in our collectively assessed impaired loan portfolio mainly reflects charge-offs (also largely related to disposals) in Postbank and Italy.

The impaired loan coverage ratio (defined as total on-balance sheet allowances for all loans individually impaired or collectively assessed divided by IFRS impaired loans (excluding collateral)) improved slightly from 56 % as of year-end 2014 to 58 % as of June 30, 2015.

Our impaired loans included € 777 million of loans reclassified to loans and receivables in accordance with IAS 39, which decreased by € 209 million or 21 % compared to prior year end, mainly due to charge-offs and disposals.

Movements in the Allowance for Credit Losses

Our allowance for credit losses comprises of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Six months ended Jun 30, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	127	216	343	17	9	26	369
Thereof: (Gains)/Losses from disposal of impaired loans	(31)	(43)[1]	(74)[1]	0	0	0	(74)[1]

Net charge-offs:	(222)	(327)	(549)	0	0	0	(549)
Charge-offs	(246)	(391)	(637)	0	0	0	(637)
Recoveries	24	64	88	0	0	0	88

Other changes	24	8	32	3	8	11	43

Balance, end of period	2,293	2,746	5,039	104	159	263	5,302

Changes compared to prior year

Provision for credit losses
In € m.	(63)	(67)	(131)	4	0	4	(127)
In %	(33)	(24)	(28)	32	(4)	17	(26)

Net charge-offs
In € m.	418	(143)	275	0	0	0	275
In %	(65)	78	(33)	0	0	0	(33)

[1]

Includes releases of € 26 m related to a disposal which has been agreed in the second quarter 2015 but which will be settled in the third quarter 2015 (i.e. related charge off and de-recognition of impaired loan will only be reflected in the third quarter accounts).

Allowance for credit losses as at June 30, 2015 amounted to € 5.3 billion compared to € 5.4 billion as at end of last year. The reduction is driven by charge-offs mainly relating to disposals.

Provision for credit losses decreased by € 127 million compared to the first half of 2014, driven by a reduction in provision for loan losses of € 131 million, almost equally split between our individually and collectively assessed portfolios. The decrease in our individually assessed portfolio is the result of a low level of new impairments along with continuing high releases and recoveries, especially in GTB and NCOU. Higher provisions in CB&S driven by our leveraged finance and shipping portfolios partly offset the overall reduction. The reduction in our collectively assessed loan portfolio results from higher releases related to disposals along with an ongoing positive credit environment in Germany and a stabilization in the Southern European credit markets.

Deutsche Bank	Management Report	47
Interim Report as of June 30, 2015	Risk Report
	Credit Risk: Regulatory Assessment

The reduction in charge-offs of € 275 million compared to prior years’ first half is driven by Postbank and results from high prior year levels caused by a one off effect due to the the alignment of processes. The overall reduction was partly offset by higher charge offs in Italy as well as for IAS 39 reclassified assets, both mainly related to disposals.

Our allowance for loan losses for IAS 39 reclassified assets, which are reported in NCOU, amounted to € 412 million as of June 30, 2015, representing 8 % of our total allowance for loan losses, down 21 % from the level at the end of 2014 which amounted to € 518 million (10 % of total allowance for loan losses). This reduction was largely driven by net charge-offs of € 118 million and net releases of € 24 million partly offset by foreign exchange as most IAS 39 reclassified assets are denominated in non-Euro currencies.

Compared to the first half 2014, provision for loan losses for IAS 39 reclassified assets dropped by € 61 million and net charge-offs increased by € 74 million. Both changes were mainly driven by disposals.

	Six months ended Jun 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	191	283	474	13	9	22	496
Thereof: (Gains)/Losses from disposal of impaired loans	(40)	(4)	(44)	0	0	0	(44)

Net charge-offs:	(640)	(184)	(824)	0	0	0	(824)
Charge-offs	(662)	(230)	(892)	0	0	0	(892)
Recoveries	23	46	69	0	0	0	69

Other changes	(16)	(6)	(23)	0	1	0	(22)

Balance, end of period	2,392	2,824	5,216	114	124	238	5,454

Changes compared to prior year

Provision for credit losses
In € m.	(341)	3	(338)	7	(1)	6	(332)
In %	(64)	1	(42)	142	(13)	38	(40)

Net charge-offs
In € m.	(319)	(73)	(391)	0	0	0	(391)
In %	99	66	91	0	0	0	91

Credit Risk: Regulatory Assessment

This section provides details on our exposure at default (EAD) and RWA by regulatory defined exposure classes and model approaches, including our securitization positions. The tables presented for the current reporting and comparison period are based on the CRR/CRD 4 framework. Quantitative information presented follows the regulatory scope of consolidation.

We generally apply the advanced internal rating based approach (IRBA) for the majority of our advanced IRBA eligible credit portfolios to calculate the regulatory capital requirements according to the CRR/CRD 4 framework, based on respective approvals received from BaFin. The advanced IRBA is the most sophisticated approach available under the regulatory framework for credit risk allowing us to make use of our internal rating methodologies as well as internal estimates of specific other risk parameters. Moreover, we apply the foundation IRBA for a Project Finance related portfolio and a portion of Postbank’s IRBA eligible credit portfolios, for which Postbank received respective BaFin approvals in recent years.

Deutsche Bank	Management Report	48
Interim Report as of June 30, 2015	Risk Report
	Credit Risk: Regulatory Assessment

We have always met the regulatory minimum requirements with regard to the respective coverage ratio thresholds as calculated by EAD and RWA according to Section 11 SolvV. Nevertheless, because institutions are urged to apply the advanced IRBA as comprehensively as possible, we continue our efforts to further enhance our respective coverage ratio. For a few remaining advanced IRBA eligible portfolios temporarily assigned to the standardized approach, an implementation plan and approval schedule have been set up and agreed with the competent authorities, BaFin, Bundesbank and ECB.

The BaFin approvals obtained as a result of the advanced IRBA audit processes for our counterparty credit exposures excluding Postbank allow the usage of 68 internally developed rating systems for regulatory capital calculation purposes. Postbank’s approvals, which exclude PB Capital Corporation, were obtained from the BaFin as a result of its IRBA audit processes for the counterparty credit exposures and allow the usage of 14 internally developed rating systems for regulatory capital calculation purposes.

The following table provides an overview of our credit risk exposure broken down by model approaches and business division.

The line item “Other” in Advanced IRBA reflects EAD from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the line item “central governments and central banks” includes exposures to regional governments or local authorities, public sector entities, multilateral developments banks and international organizations. “Other” in the Standardized Approach includes EAD from exposures secured by mortgages on immovable property, exposures in default, items associated with particularly high risk, covered bonds, claims on institutions and corporates with a short-term credit assessment, collective investments undertakings (CIU), equity positions (grandfathered), securitization positions in the banking book and other items.

EAD according to the model approaches applied to our credit risk portfolios

	Jun 30, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	337,396	234,092	113,453	57,443	16,829	10,960	770,173
Central governments and central banks	76,962	1,098	22,010	1,931	398	3,744	106,141
Institutions	35,907	12,103	13,820	1,019	1,191	232	64,271
Corporates	162,216	20,477	73,585	51,345	8,352	1,356	317,331
Retail	1,386	192,176	87	2,718	1,710	0	198,078
Other	60,926	8,238	3,950	430	5,179	5,628	84,352

Foundation IRBA	2,411	7,381	205	0	11	0	10,008
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,411	7,381	205	0	11	0	10,008

Standardized Approach	86,388	31,233	15,251	3,710	12,693	21,829	171,104
Central governments or central banks	51,344	19,722	6,900	218	509	265	78,957
Institutions	25,553	2,029	301	30	56	149	28,118
Corporates	7,317	1,846	5,003	1,531	5,519	687	21,904
Retail	8	5,903	476	53	883	20	7,344
Other	2,165	1,734	2,571	1,877	5,726	20,707	34,779

Risk exposure amount for default funds contributions	1,506	57	0	0	1	0	1,565

Total	427,701	272,763	128,909	61,153	29,534	32,789	952,850

Deutsche Bank	Management Report	49
Interim Report as of June 30, 2015	Risk Report
	Credit Risk: Regulatory Assessment

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk

Advanced IRBA	298,982	225,016	115,780	50,954	20,890	8,248	719,868
Central governments and central banks	58,284	989	30,048	1,694	390	574	91,978
Institutions	41,988	7,651	10,662	1,000	1,497	297	63,095
Corporates	151,859	19,570	72,600	46,275	11,970	1,239	303,513
Retail	823	188,652	112	1,604	1,936	0	193,127
Other	46,028	8,154	2,359	380	5,097	6,138	68,156

Foundation IRBA	2,410	7,708	142	0	10	0	10,269
Central governments and central banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,410	7,708	142	0	10	0	10,269

Standardized Approach	84,565	31,721	15,734	3,767	8,702	26,572	171,060
Central governments or central banks	48,777	19,474	7,910	264	565	185	77,175
Institutions	29,195	2,973	98	20	32	173	32,491
Corporates	5,323	1,522	5,720	1,529	1,340	548	15,982
Retail	10	5,761	743	64	1,523	24	8,124
Other	1,260	1,990	1,264	1,891	5,243	25,641	37,288

Risk exposure amount for default funds contributions	1,531	62	1	0	2	0	1,595

Total	387,487	264,506	131,656	54,720	29,603	34,820	902,793

The overall increase in EAD levels in the first half year of 2015 is mainly driven by foreign exchange movements which are accountable for € 46 billion of the € 50 billion change. Furthermore we saw in the advanced IRBA an increase in EAD within the exposure class “Other”, mainly resulting from new synthetic securitization activities.

The movements in EAD in the exposure class “central governments and central banks” in the Advanced IRBA approach mainly resulted from higher positions in interest earning deposits with central banks and their reallocation between business divisions.

The decrease in EAD in the exposure class “Other” within the standardized approach is mainly attributable to our defined benefit pension fund assets.

Deutsche Bank	Management Report	50
Interim Report as of June 30, 2015	Risk Report
	Credit Risk: Regulatory Assessment

Internal Ratings and Probability of Defaults

All internal ratings and scorings are based on a uniform master scale, which assigns each rating or scoring result to the default probability determined for that class.

Internal ratings and their PD ranges

Internal rating	PD range in %[1]
iAAA	> 0.00 ≤ 0.01

iAA+	> 0.01 ≤ 0.02

iAA	> 0.02 ≤ 0.03

iAA–	> 0.03 ≤ 0.04

iA+	> 0.04 ≤ 0.05

iA	> 0.05 ≤ 0.07

iA–	> 0.07 ≤ 0.11

iBBB+	> 0.11 ≤ 0.18

iBBB	> 0.18 ≤ 0.30

iBBB–	> 0.30 ≤ 0.50

iBB+	> 0.50 ≤ 0.83

iBB	> 0.83 ≤ 1.37

iBB–	> 1.37 ≤ 2.27

iB+	> 2.27 ≤ 3.75

iB	> 3.75 ≤ 6.19

iB–	> 6.19 ≤ 10.22

iCCC+	> 10.22 ≤ 16.87

iCCC	> 16.87 ≤ 27.84

iCCC–	> 27.84 ≤ 99.99

Default	100.00

[1]	Reflects the probability of default for a one year time horizon.

Advanced IRBA Exposure with Corporates

The table below shows our advanced IRBA exposures with Corporates, including portfolios from Postbank. The presentation excludes counterparty credit risk exposures from derivatives and securities financing transactions (SFT). The exposures are distributed on our internal rating scale, showing also the probability of default (PD) range for each grade. Our internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with exposures-weighted average PD and loss given default (LGD), the RWA and the average risk weight (RW). The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives. The effect of double default, to the extent applicable to exposures outside of Postbank is considered in the average risk weight. It implies that for a guaranteed exposure a loss only occurs if the primary obligor and the guarantor fail to meet their obligations at the same time.

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Interim Report as of June 30, 2015	Risk Report
	Credit Risk: Regulatory Assessment

EAD net for Advanced IRBA credit exposures by PD grade with corporates (excluding derivatives and SFTs)

in € m. (unless stated otherwise)	Jun 30, 2015						Dec, 31 2014
Internal rating	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %	EAD net	Average PD in %[1]	Average LGD in %	RWA	Average RW in %	EL/EAD in %
iAAA	5,560	0.03	23.64	477	8.58	0.01	4,893	0.03	21.82	325	6.64	0.01

iAA+	5,690	0.03	22.06	360	6.33	0.01	5,700	0.03	20.58	326	5.72	0.01

iAA	10,811	0.03	19.75	613	5.67	0.01	11,377	0.03	16.32	534	4.69	0.00

iAA–	11,789	0.04	32.25	1,361	11.55	0.01	12,583	0.04	33.75	1,405	11.17	0.01

iA+	14,811	0.05	31.83	1,934	13.06	0.02	13,744	0.05	29.51	1,849	13.45	0.01

iA	18,789	0.07	30.95	3,281	17.46	0.02	20,367	0.07	31.06	3,363	16.51	0.02

iA–	19,631	0.09	33.81	4,669	23.78	0.03	20,146	0.09	35.14	4,756	23.61	0.03

iBBB+	21,334	0.14	34.95	6,181	28.97	0.05	19,495	0.14	34.90	5,734	29.41	0.05

iBBB	23,137	0.23	29.05	7,160	30.95	0.06	21,891	0.23	30.95	7,238	33.06	0.07

iBBB–	21,776	0.39	31.43	9,025	41.44	0.11	20,057	0.39	31.70	8,730	43.53	0.12

iBB+	13,924	0.64	30.43	6,984	50.16	0.18	13,892	0.64	29.84	6,752	48.60	0.18

iBB	16,403	1.08	27.62	9,281	56.58	0.29	13,993	1.08	26.46	7,647	54.65	0.27

iBB–	16,445	1.77	24.40	9,957	60.54	0.41	13,013	1.77	25.07	7,838	60.23	0.41

iB+	9,748	2.92	19.63	5,970	61.24	0.56	8,157	2.92	19.93	4,942	60.59	0.56

iB	9,097	4.80	22.45	7,531	82.78	1.06	8,096	4.80	20.92	6,215	76.76	1.00

iB–	4,640	7.93	17.67	3,545	76.39	1.42	4,339	7.93	17.21	3,210	73.99	1.35

iCCC+	3,407	14.51	10.63	1,816	53.31	1.43	1,382	12.99	20.65	1,420	102.72	2.69

iCCC	824	21.87	16.09	768	93.23	3.52	643	21.56	16.75	655	101.80	3.81

iCCC–	590	31.00	15.12	508	86.10	4.72	535	31.00	14.78	458	85.59	4.59

Total excluding default	228,407	1.19	28.38	81,419	35.65	0.23	214,302	0.99	28.65	73,397	34.25	0.21

Default	7,175	100.00	28.93	1,865	25.99	N/M	7,531	100.00	26.72	1,963	26.07	N/M

Total including default	235,582	4.20	28.40	83,284	35.35	0.23	221,832	4.36	28.58	75,360	33.97	0.21

N/M – Not meaningful

[1]	Higher average PD in % than defined for the internal rating scales iAAA and iAA+ results for Corporates exposure subject to a PD floor of 3 basis points.

The majority of these exposures are assigned to investment-grade customers. The exposures in the lowest rating class are predominantly collateralized.

EAD levels increased in total over the reporting period primarily driven by foreign exchange movements and to a lesser extent by growth mainly in CB&S and GTB. The decrease of EAD in some investment-grade rating classes result from a regulatory change in the equivalence treatment of non-EU countries (e.g. China) prudential supervisory and regulatory requirements which leads to a shift of exposures from corporates into institutions.

Foundation IRBA Exposure with Corporates

The table below shows our foundation IRBA exposures with corporates. It excludes counterparty credit risk exposures from derivatives and SFT. The exposure is distributed on our internal rating scale. The internal ratings correspond to the respective external Standard & Poor’s rating equivalents. The EAD net is presented in conjunction with risk-weighted assets calculated and the average RW. The information is shown after credit risk mitigation obtained in the form of financial, physical and other collateral as well as guarantees and credit derivatives.

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Interim Report as of June 30, 2015	Risk Report
	Securitization

EAD net for Foundation IRBA credit exposures by PD grade for corporates (excluding derivative and SFTs)

in € m. (unless stated otherwise)	Jun 30, 2015				Dec. 31, 2014
Internal rating	EAD net	Average PD in %	RWA	Average RW in %	EAD net	Average PD in %	RWA	Average RW in %
iAAA	0	0.00	0	0.00	0	0.00	0	0.00

iAA+	0	0.00	0	0.00	0	0.00	0	0.00

iAA	1,810	0.03	183	10.11	1,767	0.03	180	10.20

iAA–	673	0.04	59	8.76	18	0.04	2	13.26

iA+	0	0.00	0	0.00	0	0.00	0	0.00

iA	36	0.06	6	16.51	26	0.06	4	16.90

iA–	224	0.09	44	19.55	814	0.08	133	16.31

iBBB+	513	0.15	129	25.14	540	0.15	121	22.32

iBBB	767	0.23	285	37.20	879	0.23	379	43.12

iBBB–	567	0.38	313	55.16	549	0.38	306	55.82

iBB+	634	0.69	450	71.06	736	0.69	494	67.12

iBB	108	1.23	70	64.60	236	1.23	162	68.79

iBB–	68	2.06	43	64.07	35	2.06	28	78.64

iB+	0	0.00	0	0.00	0	0.00	0	0.00

iB	27	3.78	27	100.90	32	3.78	17	54.16

iB–	26	7.26	38	147.41	28	7.26	32	113.90

iCCC+	0	12.76	0	61.13	5	12.76	11	198.16

iCCC	194	18.00	529	272.36	62	18.00	156	250.41

iCCC–	0	0.00	0	0.00	0	0.00	0	0.00

Total excluding default	5,645	0.90	2,176	38.54	5,727	0.52	2,025	35.36

Default	80	100.00	0	0.01	165	100.00	0	0.11

Total including default	5,726	2.28	2,176	38.00	5,892	3.31	2,025	34.38

The slight increase in RWA is mainly related to business growth and offset by rating improvements in the Postbank Factoring portfolio. The slight decrease in EAD resulted from the switch of specific positions from Foundation to Advanced IRBA.

Securitization

Overview of our Securitization Activities

We engage in various business activities that use securitization structures. The main purposes are to provide investor clients with access to risk and returns related to specific portfolios of assets, to provide borrowing clients with access to funding and to manage our own credit risk exposure.

The amounts reported in the following tables provide details of our securitization exposures separately for the regulatory banking and trading book. The details of our trading book securitization positions subject to the market risk standardized approach (“MRSA”) are included in this section, while details of the trading book securitization positions covered under the comprehensive risk measure (“CRM”) are described in section “Trading Market Risk”.

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Interim Report as of June 30, 2015	Risk Report
	Securitization

Banking Book Securitization Exposure

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band

	Jun 30, 2015			Dec 31, 2014
in € m.	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach	Exposure amount	Capital requirements IRBA[1]	Capital requirements standardized approach
≤ 10%	62,440	340	0	44,968	246	0

> 10 ≤ 20%	3,081	27	9	4,170	37	9

> 20 ≤ 50%	2,357	129	19	2,427	97	1

> 50 ≤ 100%	2,572	98	52	2,313	124	53

> 100 ≤ 350%	342	57	1	313	40	3

> 350 ≤ 650%	180	60	0	160	51	0

> 650 < 1,250%	343	212	0	299	202	0

1,250%	655	349	25	424	266	29

Total securitization positions retained or purchased	71,969	1,273	105	55,074	1,064	95

[1]

After considering value adjustments according to Article 266 (1,2) CRR. Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

Exposure subject to the ≤ 10 % risk weight band increased by € 17.5 billion mainly driven by new originator activities and foreign exchange rate effects. The overall banking book exposure increased by 30.7 % to € 72.0 billion, the capital requirements increased by 15.9 % to € 1.4 billion.

The largest portion for IRBA eligible banking book securitization exposures are treated according to the Supervisory Formula Approach (“SFA”). For the remaining IRBA eligible banking book exposures we use the Internal Assessment Approach (“IAA”) predominantly for our ABCP sponsor activity or the Ratings Based Approach (“RBA”).

Banking Book Securitization Positions Retained or Purchased by Risk Weight Bands subject to the IRBA-Rating Based Approach (RBA)

	Jun 30, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, IRBA-RBA[1]		Exposure amount		Capital requirements, IRBA-RBA[1]
in € m.	Securitization	Re- Securitization	Securitization[2]	Re- Securitization	Securitization	Re- Securitization	Securitization[2]	Re- Securitization
≤ 10%	4,889	0	30	0	5,295	0	33	0

> 10 ≤ 20%	2,289	0	24	0	2,056	0	21	0

> 20 ≤ 50%	685	808	90	25	854	1,064	50	34

> 50 ≤ 100%	1,554	18	87	1	1,487	29	120	1

> 100 ≤ 350%	51	31	4	3	78	7	7	1

> 350 ≤ 650%	41	19	13	6	58	0	19	0

> 650 < 1,250%	250	11	138	6	154	16	85	9

1,250%	567	14	282	15	342	46	244	19

Total securitization positions retained or purchased	10,325	902	668	55	10,324	1,162	579	64

[1]	After considering value adjustments according to Article 266 (1,2) CRR.
[2]	Including capital requirements for maturity mismatch of synthetic securitizations by risk weight band defined as notional weighted average risk weight of the underlying pool.

The exposure subject to the IRBA-RBA for securitization kept almost constant. Exposure subject to IRBA-RBA for re-securitization reduced slightly to € 0.9 billion.

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	Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Internal Assessment Approach (IAA)

	Jun 30, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, IRBA-IAA[1]		Exposure amount		Capital requirements, IRBA-IAA[1]
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	118	0	1	0	996	0	7	0

> 10 ≤ 20%	116	0	1	0	1,160	0	11	0

> 20 ≤ 50%	85	31	2	1	245	33	5	1

> 50 ≤ 100%	94	0	5	0	47	0	3	0

> 100 ≤ 350%	111	0	23	0	166	0	28	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%	0	0	0	0	0	0	0	0

Total securitization positions retained or purchased	524	31	33	1	2,614	33	53	1

[1]	After considering value adjustments according to Article 266 (1,2) CRR.

The exposure reduction subject to the IRBA-Internal Assessment Approach (IAA) resulted primarily from a management decision to reduce the securitization book funded through ABCP conduits. The overall exposure decreased by 79.0 % to € 0.6 billion, compared to € 2.6 billion as of December 31, 2014.

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the IRBA-Supervisory Formula Approach (SFA)

	Jun 30, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, IRBA-SFA[1]		Exposure amount		Capital requirements, IRBA-SFA[1]
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	57,433	0	309	0	38,676	0	206	0

> 10 ≤ 20%	80	54	1	1	317	49	3	1

> 20 ≤ 50%	268	0	9	0	217	0	7	0

> 50 ≤ 100%	121	0	6	0	5	0	0	0

> 100 ≤ 350%	140	0	27	0	36	0	5	0

> 350 ≤ 650%	120	0	42	0	102	0	32	0

> 650 < 1,250%	81	0	68	0	129	0	108	0

1,250%	49	0	52	0	7	0	3	0

Total securitization positions retained or purchased	58,292	54	515	1	39,487	49	365	1

[1]	After considering value adjustments according to Article 266 (1,2) CRR.

Banking Book exposure subject to the IRBA-Supervisory Formula Approach (SFA) overall increased to € 58.3 billion. This increase is mainly driven by Originator activities, securitization positions which funding source changed from ABCP conduits formerly calculated under the IRBA-Internal Assessment Approach (IAA) and foreign exchange rate changes.

The Credit Risk Standardized Approach (“CRSA”) is used for securitization positions where the underlying portfolio predominantly concerns credit risk exposures, which would qualify for application of the CRSA if these exposures would be directly held by us.

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	Securitization

Banking Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Credit Risk Standardized Approach (CRSA)

	Jun 30, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, SA		Exposure amount		Capital requirements, SA
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	0	0	0	0	0	0	0	0

> 10 ≤ 20%	542	0	9	0	588	0	9	0

> 20 ≤ 50%	479	0	19	0	14	0	1	0

> 50 ≤ 100%	785	0	52	0	745	0	53	0

> 100 ≤ 350%	9	0	1	0	27	0	3	0

> 350 ≤ 650%	0	0	0	0	0	0	0	0

> 650 < 1,250%	0	0	0	0	0	0	0	0

1,250%	18	6	18	6	23	6	23	6

Total securitization positions retained or purchased	1,834	6	99	6	1,398	6	89	6

Trading Book Securitization Exposure

For trading book securitization positions not covered under the CRM, the capital requirement for specific market risk is calculated based on the MRSA. The MRSA risk weight calculation for trading book securitization positions is generally based on the same methodologies which apply to banking book securitization positions.

Trading Book Securitization Positions Retained or Purchased by Risk Weight Band subject to the Market Risk Standardized Approach (“MRSA”)

	Jun 30, 2015				Dec. 31, 2014
	Exposure amount		Capital requirements, MRSA		Exposure amount		Capital requirements, MRSA
in € m.	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization	Securitization	Re- Securitization
≤ 10%	7,789	0	19	0	4,540	0	26	0

> 10 ≤ 20%	5,774	641	65	0	4,568	0	51	0

> 20 ≤ 50%	1,329	239	31	7	1,289	249	29	8

> 50 ≤ 100%	1,004	140	58	9	582	100	35	6

> 100 ≤ 350%	1,303	86	61	12	533	96	73	14

> 350 ≤ 650%	338	40	27	10	174	36	63	13

> 650 < 1,250%	262	18	27	7	81	18	45	11

1,250%	3,599	326	785	297	1,008	302	1,008	302

Total securitization positions retained or purchased	21,399	1,491	1,073	342	12,774	801	1,329	353

The increase in trading book securitization exposure since the last year end was mainly driven by a regulatory change which results in a consideration of the sum of net long and net short capital charges in comparison to the maximum amount (Article 337 (4) CRR). Although the considered exposure increased by 68.6 % the capital requirements decreased by 15.9%. On the one hand side this was due to noticeable de-risking of high risk weighted positions and on the other hand due to synthetic securitization positions contributing to the exposure amount but are subject to an own funds requirements cap according to Article 335 CRR.

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	Market Risk

Market Risk

Market Risk of Trading Units excluding Postbank

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[2]	47.6	51.6	(43.1)	(34.9)	20.9	25.1	33.3	31.2	17.6	14.8	17.5	13.2	1.4	2.2

Maximum[2]	65.6	71.4	(59.2)	(61.9)	30.2	42.8	40.3	38.9	28.3	24.6	25.0	21.2	4.0	10.2

Minimum[2]	35.1	35.4	(31.8)	(24.4)	17.7	15.7	28.1	25.9	9.2	9.9	10.2	6.9	0.5	0.7

Period-end[3]	40.4	49.0	(50.6)	(36.0)	24.5	18.1	28.2	29.6	18.9	15.5	16.9	20.5	2.4	1.3

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2015 and the full year 2014, respectively.
[3]	Amounts for 2015 as of June 30, 2015 and for 2014 as of December 31, 2014.

The average value-at-risk for the first six months of 2015 decreased by € 4.0 million to € 47.6 million compared with the average for the full year 2014. The average interest rate value-at-risk decreased, and there were increases in average foreign exchange, equity and credit spread value-at-risk. Foreign exchange value at risk increased due to an increase in U.S. dollar exposure on average compared to the full year 2014 average and equity value-at-risk increased due to an increase in exposure to individual equities. There are additional increases coming from an increase in market volatility in the one year time horizon used in the value-at-risk calculation. This particularly impacted foreign exchange and equity value-at-risk. The overall reduction is due to an improvement in diversification benefit from changes to the composition of the interest rate component of the overall portfolio.

During the first six months of 2015 our trading units achieved a positive revenue for 94 % of the trading days compared with 95 % in the full year 2014.

Regulatory Trading Market Risk Measures

In trading market risk the comprehensive risk measure and market risk standardized approach were partially impacted by the introduction of the new CRR/CRD 4 framework which is detailed in the respective sections.

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[2]	105.2	109.6	(137.6)	(125.4)	66.0	64.4	117.6	124.0	21.3	11.5	35.3	29.7	2.6	5.4

Maximum[2]	135.1	161.1	(186.7)	(168.0)	84.2	85.9	154.5	142.8	68.7	42.6	59.8	70.3	7.6	16.7

Minimum[2]	82.4	81.6	(111.7)	(102.3)	50.1	48.8	95.3	100.7	0.1	0.0	13.5	13.7	0.7	1.4

Period-end[3]	99.4	120.7	(119.6)	(139.3)	61.8	52.3	101.6	140.8	21.8	18.8	28.2	46.2	5.6	1.8

[1]	Includes value-at-risk from gold and other precious metal positions.
[2]	Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2015 and the full year 2014, respectively.
[3]	Amounts for 2015 as of June 30, 2015 and for 2014 as of December 31, 2014.

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	Market Risk

The average stressed value-at-risk for the first six months of 2015 was € 105.2 million and decreased by € 4.4 million compared with the full year 2014. The reduction stemmed from an improvement in diversification due to changes in the composition of the interest rate component of the portfolio. There were reductions in the credit spread stressed value-at-risk, partly offset by increases coming from across equity and foreign exchange. Equity stressed value-at-risk increased due to increased single name exposures and a reduction in loss protection on average compared to the full year 2014. Foreign exchange stressed value-at-risk has increased due to an increase in long U.S. dollar foreign exchange exposure. Average and period end credit spread stressed value-at-risk decreased driven by an improvement to the correlations approach used to aggregate certain components within credit spread value-at-risk.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

	Total		Fixed Income & Currencies		Structured Finance		Emerging Markets - Debt		NCOU		Other
in € m.	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Average[1]	1,236.2	811.9	807.0	532.8	334.7	152.2	275.5	164.1	12.1	(3.6)	(193.2)	(33.5)

Maximum[1]	1,453.3	1,065.4	1,049.5	719.3	445.0	189.3	323.0	220.2	38.7	39.4	(134.8)	64.7

Minimum[1]	1,070.5	647.9	569.2	381.8	242.8	106.3	221.4	119.5	(0.4)	(25.8)	(251.3)	(88.0)

Period-end[2]	1,094.1	1,037.8	769.8	603.4	274.4	159.8	221.4	170.5	7.7	39.4	(179.1)	64.7

[1]	Amounts show the bands within which the values fluctuated during the 12-weeks preceding June 30, 2015 and December 31, 2014, respectively.
[2]	Amounts for 2015 as of June 30, 2015 and for 2014 as of December 31, 2014.
[3]	Business line breakdowns have been updated for 2015 reporting to better reflect the current business structure.

The incremental risk charge as at the end of the first six months of 2015 was € 1.1 billion and increased by € 56 million (5%) compared with year end 2014. The 12-week average incremental risk charge for the first six months of 2015 was € 1.2 billion and thus € 424 million (52%) higher compared with the average for the 12-week period ended December 31, 2014. The increase was driven by an increase in concentrated single name exposures primarily on sovereign entities, which particularly impacts the incremental risk charge.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)

in € m.	2015	2014
Average[1]	203.7	246.9

Maximum[1]	220.0	257.5

Minimum[1]	193.8	223.0

Period-end[2]	146.8	222.0

[1]	Regulatory Comprehensive Risk Measure calculated for the 12-week period ending June 30, 2015 and December 31, 2014.
[2]	Spot value of internal model Comprehensive Risk Measure at period end.

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	Operational Risk

The comprehensive risk measure as at the end of the first six months of 2015 was € 147 million and decreased by € 75 million (34%) compared with year end 2014. The 12-week average of our comprehensive risk measure for the first six months of 2015 was € 204 million and thus € 43 million (18%) lower compared with the average for the 12-week period ended December 31, 2014. The reduction was due to continued de-risking in the correlation trading portfolio.

Market Risk Standardized Approach

As of June 30, 2015, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 1,415 million corresponding to risk-weighted assets of € 17.7 billion. As of December 31, 2014 these positions generated capital requirements of € 1,682 million corresponding to risk-weighted assets of € 21.0 billion. The reduction is due to de-risking, which has been partly offset by an increase following the end of the transitional period granted by Article 337 (4) CRR as the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums.

For nth-to-default credit default swaps the capital requirement increased to € 19 million corresponding to risk-weighted assets of € 237 million compared with € 1 million and € 19 million as of December 31, 2014 caused by the aforementioned regulatory change.

Additionally, the capital requirement for investment funds under the market risk standardized approach was € 72 million corresponding to risk-weighted assets of € 903 million as of June 30, 2015, compared with € 91 million and € 1,139 million as of December 31, 2014.
The capital requirement for longevity risk under the market risk standardized approach was € 37 million for NCOU and PIRM corresponding to risk-weighted assets of € 460 million as of June 30 2015, compared with € 26 million and € 326 million as of December 31, 2014.

Market Risk of Trading Book at Postbank

The value-at-risk of Postbank’s trading book calculated with a 99 % confidence level and a one-day holding period amounted to zero as of June 30, 2015 and at year end 2014. Postbank’s current trading strategy does not allow any new trading activities with regard to the trading book. Therefore, Postbank’s trading book did not contain any positions as of June 30, 2015 and at year-end 2014. Nevertheless, Postbank will remain classified as a trading book institution.

Operational Risk

In the first six months of 2015 our operational risk losses continued to be driven by legal operational risk losses and legal provisions. For a description of our current legal and regulatory proceedings, please see section “Other Contingencies” of this Interim Report. Our non-legal operational risk losses continued to be lower than for the first six months of 2014. The outlook for the rest of year remains cautious, due to the legal and regulatory environment that we believe will continue to affect our business. Our operational risk management fosters a forward looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of legal risks/contingencies, trend analyses based upon available losses and key risk indicator data.

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	Operational Risk

Economic Capital Usage for Operational Risk by Business Division

			2015 increase (decrease) from 2014
in € m. (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014	in € m.	in %
Corporate Banking & Securities	6,028	3,569	2,459	69

Private & Business Clients	610	1,088	(478)	(44)

Global Transaction Banking	796	150	646	431

Deutsche Asset & Wealth Management	1,151	722	429	59

Non-Core Operations Unit	420	2,070	(1,650)	(80)

Total economic capital usage for operational risk	9,006	7,598	1,408	19

The economic capital usage for operational risk as of June 30, 2015 was € 9.0 billion, € 1.4 billion or 19 % higher compared to year-end 2014. This is mainly driven by internal and external legal operational risk losses used in our capital model and reflects an increased operational risk loss profile in the industry. Besides the overall increase of the economic capital, the quarter over quarter changes for the business divisions are due to a change in the allocation methodology. In particular the capital allocation methodology used for the Non-Core Operations Unit (NCOU) was adjusted to be based on assets. The new allocation replaces the more complex but less precise former allocation and as we believe better reflects the decreasing residual risk in a wind-down business. As a result, an increase in CB&S economic capital is observed.

Operational Risk Framework Development

The AMA (advanced measurement approach) model is subject to continuous validation and enhancement, as we attempt to adequately reflect our risk profile. As part of the continuous enhancement and validation of our model we submitted model changes to BaFin and are awaiting approval from the joint supervisory team (BaFin and ECB). These model changes include an improved validation and recalibration methodology for insurance parameters, changes to the modeling of the loss frequency as well as an enhanced scoring mechanism for the self assessment results in our AMA model.

Further, we have submitted an additional model change request to BaFin to replace the € 1 billion economic capital safety margin, which we have continuously applied since its implementation in 2011. This model change, which adds increased forward looking aspects to the AMA model, will result in higher economic capital even after we remove the safety margin. This change will make our model more risk sensitive by including reasonably possible litigation losses in our “Relevant Loss Data” set. Reasonably possible litigation losses may result from ongoing and new legal matters which are reviewed quarterly and are based on the judgment provided by our Legal Department.

While our dialogue with the joint supervisory team on these model enhancements is on-going, management has decided to recognize the impact of these model changes in the second quarter 2014 which will lead to an increase in the capital requirement over the models that have previously been approved by BaFin.

In the first quarter 2015 the joint supervisory team accepted the use an enhanced divisional capital allocation methodology featuring division specific severity distributions for the Core Divisions and improved allocation to the Non-Core Operations Unit. We believe the major benefits from using this methodology are an improved focus on divisional standalone risk profiles and a significant reduction of cross-divisional effects. In addition, we have transitioned from using a complex allocation not fully reflecting the winding down of the NCOU business to a new NCOU allocation based on assets. Moreover the allocation of the € 1 billion economic capital safety margin moving RWA from Core to non-Core is no longer considered appropriate and has been removed. The changes have already been implemented and are reflected in the results since the first quarter 2015.

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	Liquidity Risk

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Jun 30, 2015		Dec 31, 2014
Capital Markets and Equity	218	22%	214	23%

Retail	311	32%	301	33%

Transaction Banking	207	21%	184	20%

Other Customers[1]	79	8%	74	8%

Unsecured Wholesale	60	6%	55	6%

Secured Funding and Shorts	101	10%	81	9%

Financing Vehicles[2]	6	1%	12	1%

Total external funding	982	100%	919	100%

[1]	Other Customers includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).
[2]	Includes ABCP conduits.

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 582 billion (€ 660 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 74 billion (€ 75 billion), and other non-funding liabilities € 57 billion (€ 54 billion) for June 30, 2015, and December 31, 2014, respectively.

The increase of € 22 billion in transaction banking and of € 20 billion in secured funding and shorts reflect increasing business activity in comparison to low year-end levels. Increased deposits from AWM clients were reflected in the € 10 billion increase in the retail business. Foreign exchange effects contributed to the increase across most funding sources.

In the second quarter of 2015, we raised € 5.5 billion at an average spread over the relevant floating index (e.g. Libor) of 59 bps. In total we issued in the first half of 2015 € 22.4 billion out of a total 2015 funding plan of up to € 30-35 billion equating to a completion rate of 69%, 19 percentage points ahead of the pro-rata equivalent (percentages refer to the midpoint of the funding plan). The average spread during the first six months of the year 2015 over the relevant floating index (e.g. Libor) was 51 bps, with an average tenor of 6.5 years. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuances.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of the liquidity reserves is a function of the expected stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. As such, the total volume of liquidity reserves will fluctuate according to the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Liquidity reserves include only assets that are freely transferable within the group, or can be applied against local entity stress outflows. These reserves are held across major currencies and key locations in which the bank is active. The vast majority of our liquidity reserves are centrally held at our parent level or at our foreign branches. Size and composition are subject to regular senior management review. The haircuts applied reflect our assumption of the actual liquidity value that could be obtained, primarily through secured funding, and take into account the experience observed in secured funding markets at times of stress.

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	Capital Management

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Jun 30, 2015		Dec 31, 2014
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	81	81	65	65

Parent (incl. foreign branches)	69	69	54	54

Subsidiaries	12	12	11	11

Highly liquid securities (includes government, government guaranteed and agency securities)	103	96	103	96

Parent (incl. foreign branches)	79	73	81	75

Subsidiaries	24	23	23	20

Other unencumbered central bank eligible securities	15	11	16	11

Parent (incl. foreign branches)	13	10	14	10

Subsidiaries	2	1	2	1

Total liquidity reserves	199	188	184	171

Parent (incl. foreign branches)	160	151	149	139

Subsidiaries	39	36	35	32

Our liquidity reserves increased by € 15 billion or 8 % during the first six months of 2015 in comparison to year-end 2014.

Capital Management

The 2014 Annual General Meeting granted our Management Board the authority to buy back up to 101.9 million shares before the end of April 2019. Thereof 51.0 million shares can be purchased by using derivatives. These authorizations replaced the authorizations of the 2013 Annual General Meeting. We have received approval from the BaFin for the execution of these authorizations for 2014 as required under new CRR/CRD 4 rules. During the period from the 2014 Annual General Meeting until the 2015 Annual General Meeting (May 21, 2015), we purchased 25.6 million shares. The shares purchased were used for equity compensation purposes in the same period so that the number of shares held in Treasury from buybacks was 0.2 million as of the 2015 Annual General Meeting.

Our Management Board received approval from the 2015 Annual General Meeting to buy back up to 137.9 million shares before the end of April 2020. Thereof 69.0 million shares can be purchased by using derivatives. These authorizations substitute the authorizations of the previous year. We have received approval from the BaFin for share buybacks for 2015 according to new CRR/CRD 4 rules. During the period from the 2015 Annual General Meeting until June 30, 2015, no further shares were purchased. The number of shares held in Treasury from buybacks was 0.2 million as of June 30, 2015.

Until the 2015 Annual General meeting, the authorized capital available to the Management Board was € 257 million (100 million shares). The conditional capital stood at € 486 million (190 million shares). Moreover, the 2014 Annual General Meeting authorized the issuance of participatory notes for the purpose of Additional Tier 1 capital.

New authorized capital of € 1,760 million (688 million shares) replacing old authorizations has been approved by the 2015 Annual General Meeting. The conditional capital remains unchanged at € 486 million (190 million shares).

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	Regulatory Capital

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are no longer fully recognized under fully loaded CRR/CRD 4 rules, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partially recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For June 30, 2015, this resulted in eligible Additional Tier 1 instruments of € 11.8 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 7.1 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 5.8 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules.

On April 1, 2015, we issued new fixed rate subordinated Tier 2 notes with an aggregate amount of U.S. $ 1.50 billion. The notes pay a coupon of 4.50%, have a denomination of U.S. $ 200,000 and integral multiples of U.S. $ 1,000 in excess thereof and are due April 1, 2025. They were issued as transactions under the registration requirements of the US Securities Act of 1933.

Furthermore, we issued new callable fixed to fixed reset rate subordinated Tier 2 notes with an aggregate amount of CNY 1.41 billion on April 10, 2015. The notes have a denomination of CNY 1,000,000 and are due April 10, 2025. They were issued in transactions outside of the United States, not subject to the registration requirements of the US Securities Act of 1933, as amended, and were not offered or sold in the United States.

The total of our Tier 2 capital instruments as of June 30, 2015 recognized during the transition period under CRR/CRD 4 was € 7.0 billion. As of June 30, 2015, there are no further legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 8.8 billion. No Tier 2 capital instruments have been called since March 31, 2015.

Regulatory Capital

Starting January 1, 2014, the calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of risk-weighted Assets” is based on the regulatory principles of consolidation.

Under the CRR/CRD 4 transitional rules, capital instruments no longer eligible are phased-out while the new rules on regulatory adjustments are phased-in. These provisions are allowed in order to ease the transition for banks to the fully loaded capital rules. The fully loaded CRR/CRD 4 metrics do not take these transitional rules into account (i.e. all capital instruments no longer eligible are excluded and all new regulatory adjustments are applied). Therefore, when referring to the results according to the transitional rules we use the term “CRR/CRD 4”. When referring to our results according to the full application of the final envisaged framework (and thus without consideration of applicable transitional methodology), we use the term “CRR/CRD 4 fully loaded”. At the same time, CRR/CRD 4 left in place unchanged transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2.5 regarding the risk weighting of certain categories of assets, e.g the rule permitting the grandfathering of equity investments at a risk-weight of 100%. In this case, our CRR/CRD 4 methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions at the end of 2017.

Deutsche Bank	Management Report	63
Interim Report as of June 30, 2015	Risk Report
	Regulatory Capital

Minimum capital requirements and additional capital buffers

The minimum capital requirements of CET 1 capital applicable to the Group increased from 4 % of risk-weighted assets (RWA) in 2014 to 4.5 % of RWA from 2015 onwards.

In March 2015, Deutsche Bank was designated as a global systemically important institution (G-SII) by the German Federal Financial Supervisory Authority (BaFin) in agreement with the Deutsche Bundesbank resulting in an additional requirement of 2 % CET 1 capital of RWA, fully effective from 2019 onwards. This is in line with the Financial Stability Board (FSB) assessment of systemic importance based on the indicators as published in 2014. The additional buffer requirement will be phased in starting 2016.

In addition, pursuant to the Supervisory Review and Evaluation Process (SREP), the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements. On February 20, 2015, the ECB notified us that we are required to maintain a CET 1 ratio of at least 10% (on a phase-in basis) at all times.

Further information about minimum capital requirements and additional capital buffers applicable to us can be found in our Financial Report 2014.

Overview of Regulatory Capital, RWA and Capital Ratios

	Jun 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4
Common Equity Tier 1 capital before regulatory adjustments	68,293	68,544	65,750	66,175

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(20,932)	(9,451)	(19,674)	(6,072)

Common Equity Tier 1 (CET 1) capital	47,361	59,094	46,076	60,103

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	11,817	4,676	14,696

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(8,711)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,551	3,107	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	51,912	62,200	50,695	63,898

Tier 2 (T2) capital before regulatory adjustments	12,482	7,060	12,412	4,891

Total regulatory adjustments to Tier 2 (T2) capital	(82)	(429)	(36)	(496)

Tier 2 (T2) capital	12,400	6,632	12,376	4,395

Total capital (TC = T1 + T2)	64,311	68,832	63,072	68,293

Total risk-weighted assets	415,780	416,594	393,969	396,648

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.4	14.2	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.5	14.9	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	15.5	16.5	16.0	17.2

Deutsche Bank	Management Report	64
Interim Report as of June 30, 2015	Risk Report
	Regulatory Capital

Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)

	Jun 30, 2015			Dec. 31, 2014
in € m.	Financial Balance Sheet	Deconsolidation/ Consolidation of entities	Regulatory Balance Sheet	Financial Balance Sheet	Deconsolidation/ Consolidation of entities	Regulatory Balance Sheet	References[1]
Assets:

Cash and due from banks	25,641	(133)	25,507	20,055	(246)	19,809

Interest-earning deposits with banks	64,382	(2,389)	61,993	63,518	(1,358)	62,160

Central bank funds sold and securities purchased under resale agreements	27,785	0	27,785	17,796	0	17,796

Securities borrowed	28,593	(12)	28,581	25,834	(11)	25,823

Financial assets at fair value through profit or loss
Trading assets	206,382	(3,357)	203,024	195,681	(7,846)	187,835
Positive market values from derivative financial instruments	539,665	(77)	539,588	629,958	421	630,379
Financial assets designated at fair value through profit or loss	115,655	(13,783)	101,873	117,285	(12,490)	104,795

Total financial assets at fair value through profit or loss	861,702	(17,217)	844,485	942,924	(19,915)	923,009

Financial assets available for sale	71,768	455	72,223	64,297	434	64,731

Equity method investments	4,950	(271)	4,679	4,143	(218)	3,925	h
thereof: Goodwill	468	0	468	430	0	430	e

Loans	425,019	(1,037)	423,981	405,612	(3,348)	402,264

Property and equipment	2,891	(191)	2,701	2,909	(193)	2,716

Goodwill and other intangible assets	15,689	(1,739)	13,950	14,951	(1,817)	13,134	e

Other assets	157,432	(1,472)	155,961	137,980	(1,027)	136,953
thereof: Defined benefit pension fund assets	955	0	954	961	0	961	g

Income tax assets[2]	8,324	(91)	8,233	8,684	(131)	8,553	f

Total assets	1,694,176	(24,097)	1,670,079	1,708,703	(27,832)	1,680,872

Liabilities and equity:

Deposits	573,236	5,954	579,190	532,931	4,823	537,754

Central bank funds purchased and securities sold under repurchase agreements	7,917	0	7,917	10,887	0	10,887

Securities loaned	2,979	(11)	2,969	2,339	(10)	2,329

Financial liabilities at fair value through profit or loss
Trading liabilities	50,664	(142)	50,522	41,843	(200)	41,643
Negative market values from derivative financial instruments	513,442	68	513,510	610,202	603	610,805
Financial liabilities designated at fair value through profit or loss	41,894	(2,384)	39,510	37,131	(2,315)	34,816
Investment contract liabilities	9,359	(9,359)	0	8,523	(8,523)	0

Total financial liabilities at fair value through profit or loss	615,359	(11,817)	603,542	697,699	(10,435)	687,264

Other short-term borrowings	32,543	(3,884)	28,659	42,931	(8,780)	34,151

Other liabilities	209,090	(14,295)	194,795	183,823	(12,628)	171,195

Provisions	7,406	(81)	7,325	6,677	(81)	6,596

Income tax liabilities[2]	2,703	(394)	2,308	2,783	(483)	2,300

Long-term debt	160,255	1,450	161,706	144,837	772	145,609
thereof: Subordinated long-term debt[3]	8,524	0	8,524	6,392	0	6,392	j, k

Trust preferred securities[3]	6,952	379	7,332	10,573	516	11,089	j, k

Obligation to purchase common shares	0	0	0	0	0	0

Total liabilities	1,618,440	(22,698)	1,595,742	1,635,481	(26,308)	1,609,173

Common shares, no par value, nominal value of € 2.56	3,531	0	3,531	3,531	0	3,531	a

Additional paid-in capital	33,805	(5)	33,800	33,626	(5)	33,621	a

Retained earnings	29,185	(1,007)	28,178	29,279	(1,107)	28,171	b

Common shares in treasury, at cost	(9)	0	(9)	(8)	0	(8)	a

Equity classified as obligation to purchase common shares	0	0	0	0	0	0	a

Accumulated other comprehensive income (loss), net of tax	4,249	(253)	3,996	1,923	(306)	1,617	c

Total shareholders’ equity	70,762	(1,265)	69,497	68,351	(1,419)	66,932

Additional equity components	4,675	0	4,675	4,619	0	4,619	i

Noncontrolling interests	300	(134)	166	253	(105)	148	d

Total equity	75,736	(1,399)	74,337	73,223	(1,523)	71,699

Total liabilities and equity	1,694,176	(24,097)	1,670,079	1,708,703	(27,832)	1,680,872

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[3]	Eligible Additional Tier 1 and Tier 2 instruments are reflected in these balance sheet positions with their values according to IFRS.

Deutsche Bank	Management Report	65
Interim Report as of June 30, 2015	Risk Report
	Regulatory Capital

Transitional template for Regulatory Capital, RWA and Capital Ratios (unaudited)

	Jun 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments and the related share premium accounts	37,322	37,322	37,144	37,144	a
Thereof: Ordinary shares[2]	37,322	37,322	37,144	37,144	a

Retained earnings	26,839	26,839	26,509	26,509	b

Accumulated other comprehensive income (loss), net of tax	3,996	4,148	1,617	1,923	c

Funds for general banking risk	0	0	0	0

Amount of qualifying items referred to in Art. 484 (3) CRR and the related share premium accounts subject to phase out from CET 1	N/M	0	N/M	0

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Noncontrolling Interests (amount allowed in consolidated CET 1)	0	99	0	118	d

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	136	136	481	481	b

Common Equity Tier 1 capital before regulatory adjustments	68,293	68,544	65,750	66,175

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (negative amount)[4]	0	0	0	0

Intangible assets (net of related tax liabilities) (negative amount)	(13,814)	(5,525)	(12,979)	(2,596)	e

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,938)	(1,175)	(2,620)	(524)	f

Fair value reserves related to gains or losses on cash flow hedges	(172)	(172)	(181)	(181)

Negative amounts resulting from the calculation of expected loss amounts	(673)	(276)	(712)	(147)

Any increase in equity that results from securitized assets (negative amount)	(39)	(39)	0	0

Gains or losses on liabilities designated at fair value resulting from changes in own credit standing[5]	(552)	(226)	(544)	(210)

Defined benefit pension fund assets (negative amount)	(955)	(382)	(961)	(192)	g

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)[6]	(66)	(34)	(54)	(11)

Direct, indirect and synthetic holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount)[7]	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount)	0	0	0	0

Exposure amount of the following items which qualify for a Risk Weight of 1250%, where the institution opts for the deduction alternative	0	0	0	0
Thereof:
Qualifying holdings outside the financial sector (negative amount)	0	0	0	0
Securitization positions (negative amount)	0	0	0	0
Free deliveries (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (amount above 10 % threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	0	0	(78)	(16)	f

Amount exceeding the 15 % threshold (negative amount)	(1,375)	(468)	(1,199)	(202)
Thereof:
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(662)	(225)	(499)	(84)	h
Deferred tax assets arising from temporary differences	(713)	(243)	(700)	(118)	f

Losses for the current financial year (negative amount)	0	0	0	0

Regulatory adjustments applied to CET 1 capital in respect of amounts subject to pre-CRR treatment:	N/M	0	N/M	0

Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	N/M	(806)	N/M	(1,648)

Amount to be deducted from or added to CET 1 capital with regard to additional filters and deductions required pre CRR[8]	(349)	(349)	(345)	(345)

Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	0	0	0

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(20,932)	(9,451)	(19,674)	(6,072)

Deutsche Bank	Management Report	66
Interim Report as of June 30, 2015	Risk Report
	Regulatory Capital

	Jun 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Common Equity Tier 1 (CET 1) capital	47,361	59,094	46,076	60,103

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676	i
Thereof:
Classified as equity under applicable accounting standards	4,676	4,676	4,676	4,676	i
Classified as liabilities under applicable accounting standards	0	0	0	0

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	7,142	N/M	10,021	j

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Tier 1 capital included in consolidated AT1 capital issued by subsidiaries and held by third parties	0	0	0	0
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	11,817	4,676	14,696

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(125)	(47)	(57)	(57)	i

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Direct, indirect and synthetic holdings of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above the 10 % threshold and net of eligible short positions) (negative amount) [7]	0	0	0	0

Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10 % threshold net of eligible short positions) (negative amount)	0	0	0	0

Regulatory adjustments applied to AT1 capital in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(8,664)	N/M	(10,845)
Thereof:
Intangible assets	N/M	(8,288)	N/M	(10,383)	e
Shortfall of provisions to expected losses	N/M	(207)	N/M	(294)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(169)	N/M	(168)	h

Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 (T2) capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0

Amount to be deducted from or added to AT1 capital with regard to additional filters and deductions required pre CRR	N/M	0	N/M	0

Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(125)	(8,711)	(57)	(10,902)

Additional Tier 1 (AT1) capital	4,551	3,107	4,619	3,794

Tier 1 capital (T1 = CET 1 + AT1)	51,912	62,200	50,695	63,898

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts[9]	11,676	5,841	11,505	2,942	k

Amount of qualifying items referred to in Art. 484 (5) CRR and the related share premium accounts subject to phase out from T2	N/M	222	N/M	721	k

Public sector capital injections grandfathered until January 1, 2018	N/M	N/M	N/M	N/M

Qualifying own funds instruments included in consolidated T2 capital issued by subsidiaries and held by third parties	806	997	908	1,228	k
Thereof: instruments issued by subsidiaries subject to phase out	N/M	0	N/M	0

Credit risk adjustments	0	0	0	0

Tier 2 (T2) capital before regulatory adjustments	12,482	7,060	12,412	4,891

Tier 2 (T2) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own T2 instruments and subordinated loans (negative amount)	(82)	(53)	(36)	(34)	k

Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	0	0	0

Deutsche Bank	Management Report	67
Interim Report as of June 30, 2015	Risk Report
	Regulatory Capital

	Jun 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Direct, indirect and synthetic holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10 % threshold and net of eligible short positions) (negative amount) [7]	0	0	0	0
Thereof:
New holdings not subject to transitional arrangements	N/M	N/M	N/M	N/M
Holdings existing before January 1, 2013 and subject to transitional arrangements	N/M	N/M	N/M	N/M

Direct, indirect and synthetic holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	0	0	0	0

Regulatory adjustments applied to Tier 2 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)	N/M	0	N/M	0

Residual amounts deducted from Tier 2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	(376)	N/M	(462)
Thereof:
Shortfall of provisions to expected losses	N/M	(207)	N/M	(294)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	N/M	(169)	N/M	(168)	h

Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Art. 475 CRR	N/M	0	N/M	0
Thereof:
Reciprocal cross holdings in AT1 instruments	N/M	0	N/M	0
Direct holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	0

Amount to be deducted from or added to Additional Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	0	0	0

Total regulatory adjustments to Tier 2 (T2) capital	(82)	(429)	(36)	(496)

Tier 2 (T2) capital	12,400	6,632	12,376	4,395

Total capital (TC = T1 + T2)	64,311	68,832	63,072	68,293

Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase out as prescribed in CRR (i.e., residual amounts)[10]	N/M	0	N/M	0
Thereof:
Items not deducted from CET 1 (CRR residual amounts)	N/M	0	N/M	0
Items not deducted from AT1 items (CRR residual amounts)	N/M	0	N/M	0
Items not deducted from T2 items (CRR residual amounts)	N/M	0	N/M	0
Thereof:
Indirect and synthetic holdings of own T2 instruments	N/M	0	N/M	0
Indirect and synthetic holdings of nonsignificant investments in the capital of other financial sector entities	N/M	0	N/M	0
Indirect and synthetic holdings of significant investments in the capital of other financial sector entities	N/M	0	N/M	0

Total risk-weighted assets	415,780	416,594	393,969	396,648
Thereof:
Credit Risk (including Settlement Risk)	254,764	255,578	241,475	244,155
Credit Valuation Adjustment (CVA)	19,074	19,074	21,203	21,203
Market Risk	61,610	61,610	64,209	64,209
Operational Risk	80,332	80,332	67,082	67,082

Capital ratios and buffers

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	11.4	14.2	11.7	15.2

Tier 1 capital ratio (as a percentage of risk-weighted assets)	12.5	14.9	12.9	16.1

Total capital ratio (as a percentage of risk-weighted assets)	15.5	16.5	16.0	17.2

Institution specific buffer requirement (CET 1 requirement in accordance with Art. 92 (1) (a) CRR plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk-weighted assets)	9.0	4.5	9.0	4.0
Thereof:
Capital conservation buffer requirement	2.5	0.0	2.5	0.0
Countercyclical buffer requirement[11]	N/M	N/M	N/M	N/M
Systemic risk buffer requirement	0.0	0.0	0.0	0.0
Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer[12]	2.0	0.0	2.0	0.0

Common Equity Tier 1 capital available to meet buffers (as a percentage of risk-weighted assets)[13]	6.5	8.5	6.9	9.2

Deutsche Bank	Management Report	68
Interim Report as of June 30, 2015	Risk Report
	Regulatory Capital

	Jun 30, 2015		Dec 31, 2014
in € m.	CRR/CRD 4 fully-loaded	CRR/CRD 4	CRR/CRD 4 fully-loaded	CRR/CRD 4	References[1]
Amounts below the thresholds for deduction (before risk weighting)

Direct, indirect and synthetic holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)[7]	2,466	2,466	3,148	3,148

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10 % threshold and net of eligible short positions)	3,420	3,519	2,877	2,956

Deferred tax assets arising from temporary differences (amount below 10 % threshold, net of related tax liability where the conditions in Art. 38 (3) CRR are met)	3,685	3,791	4,035	4,146

Applicable caps on the inclusion of provisions in Tier 2 capital

Credit risk adjustments included in T2 in respect of exposures subject to standardized approach (prior to the application of the cap)	0	0	0	0

Cap on inclusion of credit risk adjustments in T2 under standardized approach	420	420	454	454

Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	0	0	0	0

Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,056	1,056	991	991

Capital instruments subject to phase-out arrangements

Current cap on CET 1 instruments subject to phase-out arrangements	N/M	0	N/M	0

Amount excluded from CET 1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0

Current cap on AT1 instruments subject to phase-out arrangements	N/M	8,768	N/M	10,021

Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	446

Current cap on T2 instruments subject to phase-out arrangements	N/M	2,363	N/M	2,701

Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	N/M	0	N/M	0

N/M – Not meaningful

[1]

References provide the mapping of regulatory balance sheet items used to calculate regulatory capital as reflected in the column “References” in “Reconciliation of Consolidated Balance Sheet according to IFRS to regulatory Balance Sheet (unaudited)”. Where applicable, more detailed information are provided in the respective reference footnote section.

[2]	Based on EBA list as referred to in Article 26 (3) CRR.
[3]	Reflects the ECB decision (EU) (2015/4) from February 4, 2015 on recognition of interim or year-end profits in CET 1 capital.
[4]

The Regulatory Technical Standard issued by the EBA has not yet been adopted and published by the European Commission. Deutsche Bank currently estimates the amount of the additional value adjustments arising in case of a future application of the new standard to range between € 1.5 and € 2.0 billion before consideration of a benefit from related reduction in shortfall of provisions to expected loss of approximately € 0.5 billion.

[5]

Gains and losses on liabilities of the institution that are valued at fair value that result from changes in the own credit standing of the institution according to Article 33 (1) (b) CRR as well as all fair value gains and losses arising from the institution’s own credit risk related to derivative liabilities according to Article 33 (1) (c) CRR.

[6]	Excludes holdings that are already considered in the accounting base of Common Equity.
[7]	Based on our current interpretation no deduction amount expected.
[8]	Prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).
[9]	Amortization is taken into account.
[10]

Excludes risk-weighted assets for positions in the trading book which are subject to phase out as prescribed in CRR (i.e. CRR residual amounts) as attributed risk-weighted assets are calculated on a portfolio basis.

[11]	Countercyclical buffer rates not yet available.
[12]	G-SII buffer required by BaFin since March 2015 and phased-in starting 2016.
[13]	Calculated as the CET 1 capital less any CET 1 items used to meet Tier 1 and Total capital requirements.

[a]	Common shares, additional paid-in capital and common shares in treasury reflect regulatory eligible CET 1 capital instruments.
[b]

The position retained earnings in the regulatory balance sheet includes net income attributable to Deutsche Bank shareholders and additional equity components of € 1,339 million as of June 30, 2015 (€ 1,663 million as of December 31, 2014). This item is excluded from the position retained earnings in the transitional template for regulatory capital and shown separately along with accrual for dividend and AT1 coupons of € 1,204 million as of June 30, 2015 (€ 1,182 million as of December 31, 2014) in the position independently reviewed interim profits net of any foreseeable change or dividend.

[c]	Difference to regulatory balance sheet position driven by prudential filters for unrealized gains and losses.
[d]	Phase-out of noncontrolling interests at a rate of 60 % in 2015 (80 % in 2014).
[e]

Regulatory applicable amount is Goodwill and other intangible assets of € 13,950 million as of June 30, 2015 (€ 13,134 million as of December 31, 2014) plus Goodwill from equity method investments of € 468 million as of June 30, 2015 (€ 430 million as of December 31, 2014) as per regulatory balance sheet reduced by deferred tax liabilities on other intangibles of € 604 million as of June 30, 2015 (€ 585 million as of December 31, 2014). Total CET 1 deduction amount is phased-in at a rate of 40 % in 2015 (2014: 20%). Residual amount is deducted from AT1 capital.

[f]	Differences to balance sheet position mainly driven by adjustments as set out in Article 38 (2) to (5) CRR (e.g. regulatory offsetting requirements).
[g]	Phase-in at a rate of 40 % in 2015 (20 % in 2014).
[h]

Hua Xia Bank Company Limited as major part of the position equity method investments and the major part of significant holdings of the CET 1 instruments of financial sector entities, subject to threshold deductions. CET 1 deduction amount is phased-in at a rate of 40%. Residual amount is deducted from AT1 und T2 capital.

i	Additional equity components reflects regulatory eligible AT1 capital instruments.
[j]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 51 to 61 CRR (e.g. current cap on AT1 instruments subject to phase-out arrangements).
[k]	Difference to regulatory balance sheet driven by regulatory adjustments as set out in Articles 62 to 71 CRR (e.g. maturity deduction, noncontrolling interests).

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	Regulatory Capital

Reconciliation of shareholders’ equity to regulatory capital

	Jun 30, 2015	Dec 31, 2014
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet	70,762	68,351
Deconsolidation / Consolidation of entities	(1,265)	(1,419)
Thereof:
Additional paid-in capital	(5)	(5)
Retained earnings	(1,007)	(1,107)
Accumulated other comprehensive income (loss), net of tax	(253)	(306)

Total shareholders’ equity per regulatory balance sheet	69,497	66,932

Noncontrolling interest based on transitional rules	99	118
Accrual for dividend and AT1 coupons	(1,204)	(1,182)
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	152	306

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	68,544	66,175

Prudential filters	(1,242)	(2,039)
Thereof:
Additional value adjustments	0	0
Any increase in equity that results from securitized assets	(39)	0
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(397)	(391)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	(806)	(1,648)

Regulatory adjustments	(8,209)	(4,032)
Thereof:
Intangible assets (net of related tax liabilities)	(5,525)	(2,596)
Deferred tax assets that rely on future profitability	(1,418)	(657)
Shortfall of provisions to expected loss	(276)	(147)
Defined benefit pension fund assets	(382)	(192)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	(225)	(84)
Securitization positions not included in risk-weighted assets	0	0
Other[1]	(383)	(356)

Common Equity Tier 1 capital	59,094	60,103

Additional Tier 1 capital	3,107	3,794

Additional Tier 1 Notes (AT1 Notes)	4,629	4,619
Per balance sheet	4,675	4,619
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(46)	0

Hybrid capital securities	7,124	10,002
Per balance sheet	6,952	10,573
Deconsolidation/Consolidation of entities	379	516
Regulatory adjustments to balance sheet position	(208)	(1,087)
Thereof:
Amount excluded from Additional Tier 1 due to cap	0	(446)
Other	(208)	(640)

Other regulatory adjustments	17	19

Deductions from Additional Tier 1 capital	(8,664)	(10,845)

Tier 1 capital	62,200	63,898

Tier 2 capital	6,632	4,395

Subordinated debt	6,720	4,120
Per balance sheet	8,524	6,392
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,804)	(2,272)
Thereof:
Amortization according to Art. 64 CRR	(1,580)	(2,101)
Other	(223)	(171)

Other regulatory adjustments	287	737
Thereof:
Inclusion of amount excluded from Additional Tier 1 due to cap	0	446
Other	287	291

Deductions from Tier 2 capital	(376)	(462)

Total capital	68,832	68,293

N/M – Not meaningful

[1]	Mainly relates to prudential filter for fund for home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”).

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	Regulatory Capital

Development of Risk-weighted Assets

The table below provide an overview of RWA broken down by model approach and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

For the current reporting date and the comparison period the amounts presented are based on the CRR/CRD 4 framework according to the transitional rules.

Within credit risk, the line item “Other” in advanced IRBA reflects RWA from securitization positions in the banking book, specific equity positions and other non-credit obligation assets. Within the Standardized Approach, the majority of the line item “Other” includes RWA from our pension fund assets with the remainder being RWAs from banking book securitizations as well as exposures assigned to the further exposure classes apart from central governments or central banks, institutions, corporates and retail.

Risk-weighted Assets by Model Approach and Business Division

	Jun 30, 2015
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	93,706	73,005	44,350	8,000	17,111	19,368	255,540
Segmental reallocation	(2,907)	518	4,208	346	78	(2,244)	0

Advanced IRBA	87,854	61,996	33,920	4,618	11,162	13,527	213,078
Central Governments and Central Banks	4,111	120	1,125	0	13	203	5,572
Institutions	9,141	1,545	3,828	123	566	156	15,359
Corporates	62,605	10,351	28,458	3,362	3,615	1,398	109,789
Retail	193	38,633	23	135	728	0	39,712
Other	11,805	11,346	486	998	6,241	11,769	42,645

Foundation IRBA	2,113	3,327	163	0	0	0	5,603
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,113	3,327	163	0	0	0	5,603

Standardized Approach	5,483	7,058	6,058	3,035	5,870	8,085	35,590
Central Governments or Central Banks	2	66	15	2	0	0	86
Institutions	523	71	104	6	3	30	739
Corporates	3,034	1,603	3,971	1,117	1,163	687	11,576
Retail	6	4,294	278	32	662	15	5,288
Other	1,917	1,023	1,690	1,878	4,042	7,352	17,901

Risk exposure amount for default funds contributions	1,163	105	0	0	1	0	1,269

Settlement Risk	38	0	0	0	0	1	39

Credit Valuation Adjustment (CVA)	14,879	366	1	201	3,409	218	19,074
Internal Model Approach	14,796	343	1	193	3,408	1	18,742
Standardized Approach	83	23	0	8	1	217	332

Market Risk	39,600	33	221	2,103	19,654	0	61,610
Internal Model Approach	31,706	2	221	1,194	9,171	0	42,293
Standardized Approach	7,894	31	0	909	10,483	0	19,317

Operational Risk[1]	53,774	5,440	7,100	10,267	3,750	0	80,332
Advanced measurement approach	53,774	5,440	7,100	10,267	3,750	0	80,332

Total	201,997	78,845	51,672	20,570	43,924	19,587	416,594

[1]	The movement for the business divisions are due to a change in the allocation methodology performed in the first quarter 2015.

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	Regulatory Capital

	Dec 31, 2014
in € m.	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consolidation & Adjustments and Other	Total
Credit Risk	83,548	69,584	41,740	7,310	19,280	22,666	244,128
Segmental reallocation	(2,200)	520	3,327	330	94	(2,071)	0

Advanced IRBA	77,263	58,786	31,763	3,910	13,062	14,638	199,422
Central Governments and Central Banks	3,948	124	1,020	0	74	218	5,385
Institutions	8,359	1,538	3,103	73	623	171	13,869
Corporates	55,678	9,938	26,916	2,740	5,062	1,199	101,533
Retail	121	37,852	30	91	773	0	38,867
Other	9,157	9,334	694	1,006	6,529	13,049	39,769

Foundation IRBA	2,079	3,303	107	0	1	0	5,491
Central Governments and Central Banks	0	0	0	0	0	0	0
Institutions	0	0	0	0	0	0	0
Corporates	2,079	3,303	107	0	1	0	5,490

Standardized Approach	4,804	6,884	6,542	3,070	6,122	10,099	37,522
Central Governments or Central Banks	21	63	27	3	0	0	114
Institutions	593	124	51	4	3	35	810
Corporates	2,841	1,401	4,747	1,111	1,075	584	11,759
Retail	7	4,064	422	45	1,141	18	5,697
Other	1,341	1,232	1,296	1,908	3,903	9,462	19,142

Risk exposure amount for default funds contributions	1,601	90	1	0	1	0	1,693

Settlement Risk	25	0	0	0	0	1	27

Credit Valuation Adjustment (CVA)	16,024	445	7	445	4,019	262	21,203
Internal Model Approach	15,953	417	7	443	3,953	1	20,774
Standardized Approach	71	28	0	2	66	261	428

Market Risk	44,469	92	199	2,483	16,967	0	64,209
Internal Model Approach	31,439	0	199	1,339	8,625	0	41,602
Standardized Approach	13,029	92	0	1,144	8,342	0	22,607

Operational Risk	31,512	9,605	1,321	6,368	18,275	0	67,082
Advanced measurement approach	31,512	9,605	1,321	6,368	18,275	0	67,082

Total	175,578	79,725	43,268	16,607	58,541	22,929	396,648

The development of RWA in the first six months of 2015 was mainly impacted by movements in foreign exchange levels. The increase in operational RWA is driven by legal operational risk losses including legal provisions as well as an increased operational risk loss profile of the industry as a whole. Higher RWA in credit risk RWA driven by increased business volume and parameter recalibrations. Market Risk RWA reduction is primarily driven by lower risk level and de-risking activities partly offset by a methodology change in the risk calculation.

The tables below provide an analysis of key drivers for risk-weighted asset movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

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	Regulatory Capital

Development of Risk-weighted Assets for Credit Risk

	Six months ended Jun 30, 2015 CRR/CRD 4		Twelve months ended Dec 31, 2014 CRR/CRD 4
in € m.	Credit risk	Thereof: derivatives and repo-style transactions	Credit risk	Thereof: derivatives and repo-style transactions
Credit risk RWA balance, beginning of year	244,128	41,117	202,186[1]	29,454[1]

Book size	2,219	(1,240)	(5,024)	(5,327)
Book quality	1,263	36	(2,348)	1,841
Model updates	115	0	11,676	11,676
Methodology and policy	0	0	24,110	297
Acquisition and disposals	0	0	(3,198)	(62)
Foreign exchange movements	9,534	2,500	11,752	3,237
Other	(1,719)	0	4,974	0

Credit risk RWA balance, end of period	255,540	42,412	244,128	41,117

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). The category “Book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral coverage activities. Organic changes in our portfolio size and composition are considered in the category “Book size”. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are now considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “Other”.

The increase in RWA for credit risk by 4.7 % or € 11.4 billion since December 31, 2014 is primarily driven by the impact from foreign exchange movements mainly resulting from a strengthening US Dollar. The increase in the category “book size” is predominantly attributable to limited growth in other products mainly in our Core Business, partly offset by de-risking activities in NCOU and lower risk from derivatives and security financing positions. The increase in the category “book quality” mainly reflects the impact from re-calibrations in the loss given default parameter in the second quarter. Effects from rating migrations and collateralization rate changes also contribute to the increase. The decrease in the category “Other” is predominantly driven by movements resulting from the transitional treatment of our defined benefit pension fund assets.

Development of Risk-weighted Assets for Credit Valuation Adjustment

in € m.	Six months ended Jun 30, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
CVA RWA balance, beginning of year	21,203	0[1]

Movement in risk levels	(2,249)	2,017
Market data changes and recalibrations	(1,470)	(1,914)
Model updates	0	7,400
Methodology and policy	(77)	12,330
Acquisitions and disposals	0	0
Foreign exchange movements	1,659	1,370

CVA RWA balance, end of period	19,074	21,203

[1]	RWA balance as of December 31, 2013 was 0 € since calculation of CVA RWA referece to a new requirement under the CRR/CRD 4 framework which became effective on January 1, 2014.

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by BaFin. As of June 30, 2015, the RWA for CVA amounted to € 19.1 billion, representing a decrease of € 2.1 billion or 10.0 % compared with € 21.2 billion for December 31, 2014. The decrease was mainly driven by a reduction of portfolio exposures for OTC derivatives.

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	Regulatory Capital

Development of Risk-weighted Assets for Market Risk

in € m.	Six months ended Jun 30, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
Market risk RWA balance, beginning of year	64,209	47,259[1]

Movement in risk levels	(11,070)	(10,161)
Market data changes and recalibrations	3,478	(730)
Model updates	249	5,101
Methodology and policy	3,225	20,089
Acquisitions and disposals	0	(81)
Foreign exchange movements	1,519	2,732

Market risk RWA balance, end of period	61,610	64,209

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, e.g. for trading securitizations and nth-to-default derivatives or trading exposures for Postbank. The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the market data changes and recalibrations category. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of model updates. In the methodology and policy category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item acquisition and disposals.

The € 2.6 billion (4.0%) RWA decrease for market risk since December 31, 2014 was driven by a reduction in the category “movement in risk levels” coming from the Market Risk Standardized Approach, value-at-risk and stressed value-at-risk components. This was partly offset by increases in the categories “market data changes”, “methodology and policy” and “foreign exchange movements”. The increase in methodology and policy resulted mainly from the Market Risk Standardized Approach where the transitional period granted by Article 337 (4) CRR terminated. As a result, the calculation is now based on the sum of the weighted net long positions and the sum of the weighted net short positions rather than the larger of the two sums. Additionally the increase in relation to the foreign exchange movements was predominately reflected in the Market Risk Standardized Approach.

Development of Risk-weighted Assets for Operational Risk

in € m.	Six months ended Jun 30, 2015 CRR/CRD 4	Twelve months ended Dec 31, 2014 CRR/CRD 4
Operational risk RWA balance, beginning of year	67,082	50,891[1]

Loss profile changes (internal and external)	13,222	9,345
Expected loss development	(1,663)	37
Forward looking risk component	966	(734)
Model updates	724	7,652
Methodology and policy	0	0
Acquisitions and disposals	0	(109)

Operational risk RWA balance, end of period	80,332	67,082

[1]	RWA balances ending of the year 2013 are based on Basel 2.5.

The overall RWA increase of € 13.2 billion was mainly driven by large operational risk events which are reflected in our AMA model, such as settlements of regulatory matters by financial institutions. As a result of proactively considering model changes, the AMA model reacts more sensitively with regard to expected loss development leading to a higher expected loss being deducted. In the first quarter 2015 the joint supervisory team allowed us to use an enhanced divisional allocation methodology leading to an increase of € 0.7 billion RWA.

Further impacts from the AMA model enhancements on the other operational risk RWA components are expected to materialize after the awaited model approval by the joint supervisory team, when the model changes have been implemented.

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	Balance Sheet Management

Balance Sheet Management

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favour business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Capital and Risk Committee. Following the publication of the CRR/CRD 4 framework on June 27, 2013, we established a leverage ratio calculation according to that framework. Our calculation of the leverage exposure measure considers the delegated act which was adopted by the European Commission on October 10, 2014 and published in the Official Journal of the European Union on January 17, 2015.

Leverage Ratio according to CRR/CRD 4 framework (fully loaded)

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes in a crisis which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure.

To harmonize the disclosure of the leverage ratio and its components, Article 451 (2) CRR contains a mandate for the European Banking Authority (EBA) to develop draft implementing technical standards (ITS) based on the Basel Committee publication of the framework and disclosure requirements for the Basel 3 leverage ratio. Against this background, the draft ITS on disclosure of the leverage ratio published on June 5, 2014 contains uniform templates for the disclosure of the leverage ratio and its components. As described above a delegated act was finally adopted by the European Commission and on June 15, 2015 a final draft ITS on disclosure of the leverage ratio was published by the EBA. Still pending adoption of the final ITS templates by the European Commission we dislose the leverage ratio exposures based on the adjusted initial draft templates published on June 5, 2014.

The following tables show leverage ratio exposures based on the applicable CRR/CRD 4 rules:

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Jun 30, 2015	Dec. 31, 2014
Total assets as per published financial statements	1,694	1,709

Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(24)	(28)

Adjustments for derivative financial instruments	(237)	(276)

Adjustments for securities financing transactions	21	16

Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	131	127

Other adjustments	(124)	(103)

Leverage ratio exposure	1,461	1,445

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	Balance Sheet Management

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014
Derivative exposures:

Replacement cost associated with derivatives transactions after netting of cash variation margin received	64	72

Add-on amounts for PFE associated with derivatives transactions	198	221

Credit default swaps notional	45	65

Total derivative exposures	307	358

Securities financing transaction exposures:

SFT Gross	158	138

SFT Add-on for counterparty credit risk	12	14

Total securities financing transaction exposures	169	152

Off-balance sheet exposures:

Off-balance sheet items with a 10 % CCF	4	4

Off-balance sheet items with a 20 % CCF	14	10

Off-balance sheet items with a 50 % CCF	67	69

Off-balance sheet items with a 100 % CCF	45	44

Total off-balance sheet exposures	131	127

Other Assets	874	827

Asset amounts deducted in determining Tier 1 capital fully-loaded	(20)	(19)

Capital and Total Exposures:

Tier 1 capital fully-loaded	51.9	50.7

Total Exposures	1,461	1,445

CRR/CRD 4 fully-loaded Leverage Ratio - using a CRR/CRD 4 fully-loaded definition of Tier 1 capital (in %)	3.6	3.5

Breakdown of on-balance sheet exposures (excluding derivatives and SFTs)

in € bn.	Jun 30, 2015	Dec. 31, 2014
Total on-balance sheet exposures (excluding derivatives and SFTs)	874	827

Thereof:

Trading book exposures after netting of cash variation margin paid	219	206

Banking book exposures	655	621

Thereof:

Covered bonds	4	5

Exposures treated as sovereigns	162	147

Exposures to regional governments, MDB, international organizations and PSE not treated as sovereigns	3	2

Institutions	22	19

Secured by mortgages of immovable properties	162	159

Retail exposures	36	35

Corporate exposures	184	170

Exposures in default	11	11

Other exposures (e.g. equity, securitizations, and other non-credit obligation assets)	72	73

As of June 30, 2015, our fully loaded CRR/CRD 4 leverage ratio was 3.6 % compared to 3.5 % as of December 31, 2014, taking into account as of June 30, 2015 a fully loaded Tier 1 capital of € 51.9 billion over an applicable exposure measure of € 1,461 billion (€ 50.7 billion and € 1,445 billion as of December 31, 2014, respectively).

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	Internal Capital Adequacy

In the first six months of the year our leverage ratio exposure increased by € 16 billion taking into account currency effects of € 72 billion. Excluding the aforementioned currency effects the leverage ratio exposure decreased by € 56 billion which mainly reflects decreases in derivatives of € 51 billion and de-leveraging in our NCOU of € 26 billion. The reductions were partly offset by increases in securities financing transaction, loans and remaining assets of € 25 billion.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 22 as of June 30, 2015 compared to 23 as of December 31, 2014.

For main drivers of the Tier 1 capital development please refer to sub-section “Regulatory Capital” in section “Financial Position” in this report.

Internal Capital Adequacy

As the primary measure of our Internal Capital Adequacy Assessment Process (ICAAP) we assess our internal capital adequacy based on our “gone concern approach” as the ratio of our total capital supply divided by our total capital demand as shown in the table below. Our capital supply definition is aligned with the CRR/CRD 4 capital framework.

Internal Capital Adequacy

in € m. (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014
Capital Supply
Shareholders’ Equity	70,762	68,351
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk[1]	(552)	(544)
Defined benefit pension fund assets[2]	(955)	(961)
Deferred Tax Assets	(6,773)	(6,865)
Fair Value adjustments for financial assets reclassified to loans [3]	(122)	0
Noncontrolling Interests[4]	0	0
Hybrid Tier 1 capital instruments	11,893	16,158
Tier 2 capital instruments	8,769	6,620

Capital Supply	83,022	82,759

Capital Demand
Economic Capital Requirement	34,808	31,866
Intangible Assets	15,689	14,951

Capital Demand	50,496	46,817

Internal Capital Adequacy Ratio in %	164	177

[1]	Includes deduction of fair value gains on own credit-effect relating to own liabilities designated under the fair value option as well as the debt valuation adjustments.
[2]	Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.
[3]	Includes fair value adjustments for assets reclassified in accordance with IAS 39 and for banking book assets where no matched funding is available. A positive adjustment is not considered.
[4]	Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 164 % as of June 30, 2015, compared with 177 % as of December 31, 2014. The change of the ratio was driven by an increase in capital demand. Shareholders’ equity increased by € 2.4 billion mainly driven by an increase in accumulated other comprehensive income due to the movements of foreign currency rates. Hybrid Tier 1 capital instruments decreased by € 4.3 billion mainly driven by called capital instruments. Tier 2 capital instruments increased by € 2.1 billion mainly due to the issuance of new instruments. The increase in capital demand was driven by higher economic capital requirement as explained in the section “Risk Profile” and an increase in intangible assets by € 737 million.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Confirmations	77
Interim Report as of June 30, 2015	Responsibility Statement by the Management Board

Deutsche Bank	Confirmations	78
Interim Report as of June 30, 2015	Review Report

Deutsche Bank	Consolidated Financial Statements	79
Interim Report as of June 30, 2015	Consolidated Statement of Income (unaudited)

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Interest and similar income	6,936	6,362	13,393	12,608

Interest expense	2,815	2,696	5,062	5,567

Net interest income	4,122	3,666	8,332	7,041

Provision for credit losses	151	250	369	496

Net interest income after provision for credit losses	3,971	3,417	7,963	6,545

Commissions and fee income	3,464	3,070	6,727	6,108

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,433	1,253	3,579	2,870

Net gains (losses) on financial assets available for sale	52	24	238	97

Net income (loss) from equity method investments	220	173	421	327

Other income	(114)	(326)	256	(190)

Total noninterest income	5,056	4,194	11,221	9,212

Compensation and benefits	3,447	2,991	6,880	6,339

General and administrative expenses	4,335	3,566	9,404	6,575

Policyholder benefits and claims	10	80	163	132

Impairment of intangible assets	0	0	0	0

Restructuring activities	6	57	29	113

Total noninterest expenses	7,798	6,693	16,476	13,159

Income before income taxes	1,228	917	2,708	2,597

Income tax expense	410	679	1,331	1,256

Net income	818	238	1,377	1,341

Net income attributable to noncontrolling interests	22	1	38	21

Net income attributable to Deutsche Bank shareholders and additional equity components	796	237	1,339	1,320

Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Earnings per common share:[1]

Basic	€ 0.41[2]	€ 0.21	€ 0.80[2]	€ 1.20

Diluted	€ 0.40[2]	€ 0.21	€ 0.78[2]	€ 1.17

Number of shares in million:[1]

Denominator for basic earnings per share – weighted-average shares outstanding	1,396.7	1,121.1	1,390.8	1,097.3

Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,420.6	1,149.5	1,419.0	1,127.3

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before June 2014 in order to reflect the effect of the bonus component of subscription rights issued in June 2014 in connection with the capital increase.

[2]	Earnings were adjusted by € 228 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2015.

Deutsche Bank	Consolidated Financial Statements	80
Interim Report as of June 30, 2015	Consolidated Statement of Comprehensive Income (unaudited)

Consolidated Statement of Comprehensive Income (unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Net income recognized in the income statement	818	238	1,377	1,341

Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	75	(40)	(112)	(12)

Total of income tax related to items that will not be reclassified to profit or loss	(256)	120	(28)	207

Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	(987)	456	(284)	769
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(37)	(16)	(214)	(75)

Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(14)	(6)	(18)	(19)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	5	320	11	327

Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0	0	1

Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(999)	282	2,643	153
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	2	0	(1)

Equity Method Investments
Net gains (losses) arising during the period	63	(41)	67	(38)

Total of income tax related to items that are or may be reclassified to profit or loss	219	(242)	140	(318)

Other comprehensive income (loss), net of tax	(1,931)	835	2,205	993

Total comprehensive income (loss), net of tax	(1,113)	1,072	3,582	2,332

Attributable to:
Noncontrolling interests	13	2	57	21
Deutsche Bank shareholders and additional equity components	(1,126)	1,070	3,525	2,311

Deutsche Bank	Consolidated Financial Statements	81
Interim Report as of June 30, 2015	Consolidated Balance Sheet (unaudited)

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Jun 30, 2015	Dec 31, 2014
Cash and due from banks	25,641	20,055

Interest-earning deposits with banks	64,382	63,518

Central bank funds sold and securities purchased under resale agreements	27,785	17,796

Securities borrowed	28,593	25,834

Financial assets at fair value through profit or loss
Trading assets	206,382	195,681
Positive market values from derivative financial instruments	539,665	629,958
Financial assets designated at fair value through profit or loss	115,655	117,285

Total financial assets at fair value through profit or loss	861,702	942,924

Financial assets available for sale	71,768	64,297

Equity method investments	4,950	4,143

Loans	425,019	405,612

Property and equipment	2,891	2,909

Goodwill and other intangible assets	15,689	14,951

Other assets	157,432	137,980

Income tax assets[1]	8,324	8,684

Total assets	1,694,176	1,708,703

Liabilities and Equity

in € m.	Jun 30, 2015	Dec 31, 2014
Deposits	573,236	532,931

Central bank funds purchased and securities sold under repurchase agreements	7,917	10,887

Securities loaned	2,979	2,339

Financial liabilities at fair value through profit or loss
Trading liabilities	50,664	41,843
Negative market values from derivative financial instruments	513,442	610,202
Financial liabilities designated at fair value through profit or loss	41,894	37,131
Investment contract liabilities	9,359	8,523

Total financial liabilities at fair value through profit or loss	615,359	697,699

Other short-term borrowings	32,543	42,931

Other liabilities	209,090	183,823

Provisions[2]	7,406	6,677

Income tax liabilities[1]	2,703	2,783

Long-term debt	160,255	144,837

Trust preferred securities	6,952	10,573

Obligation to purchase common shares	0	0

Total liabilities	1,618,440	1,635,481

Common shares, no par value, nominal value of € 2.56	3,531	3,531

Additional paid-in capital	33,805	33,626

Retained earnings	29,185	29,279

Common shares in treasury, at cost	(9)	(8)

Equity classified as obligation to purchase common shares	0	0

Accumulated other comprehensive income (loss), net of tax[3]	4,249	1,923

Total shareholders’ equity	70,762	68,351

Additional equity components[4]	4,675	4,619

Noncontrolling interests	300	253

Total equity	75,736	73,223

Total liabilities and equity	1,694,176	1,708,703

[1]	Income tax assets and income tax liabilities comprise both deferred and current taxes.
[2]	Included are operational/litigation provisions of € 4.2 billion and € 3.6 billion as of June 30, 2015 and December 31, 2014, respectively.
[3]	Excluding remeasurement effects related to defined benefit plans, net of tax.
[4]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

Deutsche Bank	Consolidated Financial Statements	82
Interim Report as of June 30, 2015	Consolidated Statement of Changes in Equity (unaudited)

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	Equity classified as obligation to purchase common shares	Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other[1]
Balance as of December 31, 2013	2,610	26,204	28,376	(13)	0	303

Total comprehensive income, net of tax[2]	0	0	1,320	0	0	496

Common shares issued	921	7,587	0	0	0	0

Cash dividends paid	0	0	(765)	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	195	0	0	0

Net change in share awards in the reporting period	0	61	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	393	0	0

Tax benefits related to share-based compensation plans	0	(32)	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(47)	0	0	0	0

Purchases of treasury shares	0	0	0	(5,156)	0	0

Sale of treasury shares	0	0	0	4,771	0	0

Net gains (losses) on treasury shares sold	0	(8)	0	0	0	0

Other	0	(69)	0	0	0	0

Balance as of June 30, 2014	3,531	33,696	29,126	(5)	0	798

Balance as of December 31, 2014	3,531	33,626	29,279	(8)	0	1,675

Total comprehensive income, net of tax[2]	0	0	1,339	0	0	(367)

Common shares issued	0	0	0	0	0	0

Cash dividends paid	0	0	(1,034)	0	0	0

Coupon on additional equity components, net of tax	0	0	(228)	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(140)	0	0	0

Net change in share awards in the reporting period	0	171	0	0	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	234	0	0

Tax benefits related to share-based compensation plans	0	1	0	0	0	0

Additions to Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Deductions from Equity classified as obligation to purchase common shares	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	(34)	0	0	0	0

Purchases of treasury shares	0	0	0	(5,206)	0	0

Sale of treasury shares	0	0	0	4,971	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0

Other	0	41	(31)	0	0	0

Balance as of June 30, 2015	3,531	33,805	29,185	(9)	0	1,307

[1]	Excluding unrealized net gains (losses) from equity method investments.
[2]	Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

Deutsche Bank	Consolidated Financial Statements	83
Interim Report as of June 30, 2015	Consolidated Statement of Changes in Equity (unaudited)

Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[1]	Unrealized net gains (losses) on assets classified as held for sale, net of tax[1]	Foreign currency translation, net of tax[1]	Unrealized net gains (losses) from equity method investments	Accumulated other comprehensive income (loss), net of tax[2]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
(101)	2	(2,713)	53	(2,457)	54,719	0	247	54,966

163	1	175	(38)	796	2,116	0	21	2,137

0	0	0	0	0	8,508	0	0	8,508

0	0	0	0	0	(765)	0	(4)	(769)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	195	0	0	195

0	0	0	0	0	61	0	0	61

0	0	0	0	0	393	0	0	393

0	0	0	0	0	(32)	0	0	(32)

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(47)	0	0	(47)

0	0	0	0	0	(5,156)	0	0	(5,156)

0	0	0	0	0	4,771	0	0	4,771

0	0	0	0	0	(8)	0	0	(8)

0	0	0	0	0	(69)	3,452[4]	(2)	3,381

62	3	(2,538)	15	(1,661)	64,686	3,452	263	68,401

79	0	151	18	1,923	68,351	4,619	253	73,223

(6)	0	2,633	67	2,326	3,665	0	57	3,722

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(1,034)	0	0	(1,034)

0	0	0	0	0	(228)	0	0	(228)

0	0	0	0	0	(140)	0	0	(140)

0	0	0	0	0	171	0	0	171

0	0	0	0	0	234	0	0	234

0	0	0	0	0	1	0	0	1

0	0	0	0	0	0	0	0	0

0	0	0	0	0	0	0	0	0

0	0	0	0	0	(34)	0	0	(34)

0	0	0	0	0	(5,206)	0	0	(5,206)

0	0	0	0	0	4,971	0	0	4,971

0	0	0	0	0	0	0	0	0

0	0	0	0	0	11	56[5]	(10)	56

73	0	2,784	85	4,249	70,762	4,675	300	75,736

[3]	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.
[4]	Includes net proceeds from issuance, repurchase and sale of additional equity components.
[5]	Includes net proceeds from purchase and sale of additional equity components.

Deutsche Bank	Consolidated Financial Statements	84
Interim Report as of June 30, 2015	Consolidated Statement of Cash Flows (unaudited)

Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014
Net income	1,377	1,341

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	369	496
Restructuring activities	29	113
Gain on sale of financial assets available for sale, equity method investments, and other	(347)	(174)
Deferred income taxes, net	481	833
Impairment, depreciation and other amortization, and accretion	372	1,158
Share of net income (loss) from equity method investments	(415)	(285)

Income adjusted for noncash charges, credits and other items	1,866	3,482

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	(7,319)	(9,120)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(10,648)	(5,602)
Financial assets designated at fair value through profit or loss	6,087	9,041
Loans	(11,276)	(10,581)
Other assets	(15,452)	(54,992)
Deposits	32,751	9,006
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	4,087	7,396
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(3,197)	1,648
Other short-term borrowings	(11,494)	(3,254)
Other liabilities	18,408	40,420
Senior long-term debt[2]	13,061	9,378
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(3,028)	3,939
Other, net	(9,973)	(642)

Net cash provided by (used in) operating activities	3,873	119

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	7,408	7,590
Maturities of financial assets available for sale	2,891	5,156
Sale of equity method investments	19	93
Sale of property and equipment	92	14
Purchase of:
Financial assets available for sale	(16,024)	(19,208)
Equity method investments	(39)	(9)
Property and equipment	(211)	(229)
Net cash received in (paid for) business combinations/divestitures	0	333
Other, net	(558)	(294)

Net cash provided by (used in) investing activities	(6,422)	(6,554)

Cash flows from financing activities:
Issuances of subordinated long-term debt	2,889	15
Repayments and extinguishments of subordinated long-term debt	(957)	(2,115)
Issuances of trust preferred securities	393	48
Repayments and extinguishments of trust preferred securities	(4,600)	(1,676)
Common shares issued	0	8,508
Purchases of treasury shares	(5,206)	(5,156)
Sale of treasury shares	4,971	4,750
Net proceeds from Additional Equity Components[3]	56	3,452
Coupon on additional equity components, net of tax	(228)	0
Dividends paid to noncontrolling interests	0	(4)
Net change in noncontrolling interests	(10)	17
Cash dividends paid	(1,034)	(765)

Net cash provided by (used in) financing activities	(3,726)	7,074

Net effect of exchange rate changes on cash and cash equivalents	2,871	127

Net increase (decrease) in cash and cash equivalents	(3,404)	766
Cash and cash equivalents at beginning of period	51,960	56,041
Cash and cash equivalents at end of period	48,556	56,807

Net cash provided by (used in) operating activities include

Income taxes paid, net	428	(31)
Interest paid	5,631	6,248
Interest and dividends received	13,520	12,939

Cash and cash equivalents comprise

Cash and due from banks	25,641	21,096
Interest-earning demand deposits with banks (not included: time deposits of € 41,466 million as of June 30, 2015, and € 48,366 million as of June 30, 2014)	22,916	35,710

Total	48,557	56,806

[1]

Included are senior long-term debt issuances of € 4,833 million and € 4,417 million and repayments and extinguishments of € 4,519 million and € 4,472 million through June 30, 2015 and June 30, 2014, respectively.

[2]	Included are issuances of € 34,425 million and € 28,009 million and repayments and extinguishments of € 22,188 million and € 18,765 million through June 30, 2015 and June 30, 2014, respectively.
[3]	Includes net proceeds from repurchase and sale of Additional Equity Components.

Deutsche Bank	Consolidated Financial Statements	85
Interim Report as of June 30, 2015	Basis of Preparation (unaudited)

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2014, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	Consolidated Financial Statements	86
Interim Report as of June 30, 2015	Impact of Changes in Accounting Principles (unaudited) New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

Improvements to IFRS 2010-2012 and 2011-2013 Cycles

On January 1, 2015, the Group adopted amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement projects for the 2010-2012 and 2011-2013 cycles. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

IFRS 9 Classification and Measurement, Impairment and Hedge Accounting

In July 2014, the IASB issued IFRS 9, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements for how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the current rules for impairment of financial assets and amends the requirements for hedge accounting.

Classification and Measurement of financial assets and liabilities

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flows will determine its classification and measurement in the financial statements. Upon initial recognition each financial asset will be classified as either fair value through profit or loss (‘FVTPL’), amortized cost, or fair value through Other Comprehensive Income (‘FVOCI’). As these requirements are different than the assessments under the existing IAS 39 rules, some differences to the classification and measurement of financial assets under IAS 39 are expected.

The classification and measurement of financial liabilities remain largely unchanged under IFRS 9 from current requirements. However, where issued debt liabilities are designated at fair value, the fair value movements attributable to an entity’s own credit risk will be recognized in Other Comprehensive Income rather than in the Statement of Income under IFRS 9.

Impairment of financial assets

The impairment rules under IFRS 9 will apply to financial assets that are measured at amortized cost or FVOCI, and off balance sheet lending commitments such as loan commitments and financial guarantees. Impairment will move from a model whereby credit losses are recognized when a ‘trigger’ event occurs under IAS 39 to an expected loss model, where provisions are taken upon initial recognition of the financial asset (or the date that the Group becomes a party to the loan commitment or financial guarantee) based on expectations of potential credit losses at that time.

Deutsche Bank	Consolidated Financial Statements	87
Interim Report as of June 30, 2015	Impact of Changes in Accounting Principles (unaudited) New Accounting Pronouncements

The allowance for credit losses provided for on initial recognition will be based on a 12 month expected credit loss basis. Subsequently, at each reporting date, the Group must make an assessment on whether the credit risk of the instrument has increased significantly, in which case, the allowance must reflect the expected credit loss of the financial asset over its lifetime (‘lifetime expected losses’). As a result of the changes to the impairment rules, IFRS 9 will result in an increase in subjectivity as allowances will be based on forward-looking, probability-weighted information that is continuously monitored and updated over the life of the financial asset. This is in contrast to impairment recognition under IAS 39 which requires the occurrence of one or more loss events before an allowance is recorded. IFRS 9 is expected to result in an increase in the overall level of impairment allowances, due to the requirement to record an allowance equal to 12 month expected credit losses on those instruments whose credit risk has not significantly increased since initial recognition and the likelihood that there will be a larger population of financial assets to which lifetime expected losses applies as compared to the population of financial assets for which loss events have already occurred under IAS 39.

Hedge accounting

IFRS 9 also incorporates new hedge accounting rules that intend to align hedge accounting with risk management practices. Generally, some restrictions under current rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 9. The standard has yet to be endorsed by the EU.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9/IAS 39. IFRS 15 replaces several other IFRS standards and interpretations that currently govern revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Group is currently assessing the impact of IFRS 15. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2012-2014 Cycles

In September 2014, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2012-2014 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. The amendments will be effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Group is currently assessing the impact that the amendments will have on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

IAS 1

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of an initiative to improve presentation and disclosure in financial reports. These amendments clarify that the principle of materiality is applicable to the whole of the financial statements, professional judgment should be applied in determining disclosures and that inclusion of immaterial data can reduce the effectiveness of disclosures. The amendments will be effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The amendments to IAS 1 will only have a disclosure impact on the Group. These amendments have yet to be endorsed by the EU.

Deutsche Bank	Consolidated Financial Statements	88
Interim Report as of June 30, 2015	Segment Information (unaudited) Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Starting in the first quarter 2014, net interest income as a component of net revenue, income (loss) before income taxes and related ratios is presented on a fully taxable-equivalent basis for U.S. tax-exempt securities for CB&S. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This change in presentation resulted in an increase in CB&S net interest income of € 29 million and of € 14 million for the three months ended June 30, 2015 and June 30, 2014 respectively and € 55 million and € 22 million for the six months ended June 30, 2015 and June 30, 2014 respectively. This increase is offset in Group Consolidated figures through a reversal in C&A. The tax rate used in determining the fully taxable-equivalent net interest income in respect of the majority of the US tax-exempt securities is 35%. US tax-exempt securities held by NCOU are not being presented on a fully taxable-equivalent basis due to differing approaches in the management of core and non-core activities.

From the first quarter 2015 certain revenue and cost items, including bank levies, previously reported in C&A are allocated to the corporate divisions. Bank levies will be allocated over the course of the year. The underlying calculation for the tax applied in determining post tax return on average active equity for the business divisions has also been updated. Prior year comparative figures have been adjusted to reflect these changes.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to minor changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

During the second quarter 2015, the Group has made the following capital expenditures or divestitures:

In June 2015, Markit, a provider of financial information services, conducted a secondary public offering. As part of this offering, Markit also re-purchased own shares from a number of selling shareholders including Deutsche Bank. Deutsche Bank offered approximately 4 million of the 5.8 million shares (2.7%) it held in Markit.

In April 2015, Deutsche Bank announced its intention to deconsolidate Deutsche Postbank AG (“Postbank”) as part of Strategy 2020. As a preparatory step, Deutsche Bank acquired additional 2.7 % of Postbank shares, increasing the ownership to 96.8%. In addition, Deutsche Bank requested the management of Postbank to take all necessary steps for the squeeze out of minority shareholders. For further details, please see “Significant Transactions” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	89
Interim Report as of June 30, 2015	Segment Information (unaudited) Segmental Results of Operations

Allocation of Average Active Equity

The total amount of average active equity allocated is determined based on the higher of the Group’s overall economic risk exposure or regulatory capital demand. Starting 2015, the Group refined its allocation of average active equity to the business segments to reflect the communicated capital and leverage targets. Under the new methodology, the internal demand for regulatory capital is based on a Common Equity Tier 1 target ratio of 10% (11 % from June 2015) and on a CRD 4 leverage target ratio of 3.5% (5 % from June 2015) both at a Group level and assuming full implementation of CRR/CRD 4 rules. If the Group exceeds the Common Equity Tier 1 target ratio and the CRD 4 leverage target ratio, excess average equity is assigned to C&A. Average Active Equity is a blend of the aforementioned different targets.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Consolidated Financial Statements	90
Interim Report as of June 30, 2015	Information on the Consolidated Income Statement (unaudited) Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Net interest income	4,122	3,666	8,332	7,041

Trading income[1]	1,555	1,303	3,544	3,002

Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss[2]	(122)	(50)	36	(133)

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,433	1,253	3,579	2,870

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,555	4,920	11,911	9,911

Sales & Trading (equity)	815	543	1,654	1,146
Sales & Trading (debt and other products)	1,963	1,700	4,639	3,752
Total Sales & Trading	2,778	2,243	6,292	4,899

Loan products	178	157	343	301

Remaining products[3]	202	43	437	(19)

Corporate Banking & Securities	3,158	2,442	7,073	5,181

Private & Business Clients	1,479	1,501	2,999	3,032

Global Transaction Banking[4]	440	599	986	1,155

Deutsche Asset & Wealth Management	334	369	928	701

Non-Core Operations Unit	67	40	(143)	(195)

Consolidation & Adjustments	76	(32)	68	36

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	5,555	4,920	11,911	9,911

[1]	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.
[2]

Includes gains (losses) of € 3 million and of € (3) million from securitization structures for the three months ended June 30, 2015 and June 30, 2014 respectively and gains (losses) of € 7 million and of € (2) million for the six months ended June 30, 2015 and June 30, 2014 respectively. Fair value movements on related instruments of € 4 million and of € 17 million for the three months ended June 30, 2015 and June 30, 2014, respectively and € 3 million and of € 45 million for the six months ended June 30, 2015 and June 30, 2014, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

[3]	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.
[4]	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.

Commissions and Fee Income

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Commissions and fees from fiduciary activities	1,127	896	2,186	1,769

Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	1,242	1,082	2,325	2,053

Fees for other customer services	1,095	1,092	2,216	2,286

Total commissions and fee income	3,464	3,070	6,727	6,108

Deutsche Bank	Consolidated Financial Statements	91
Interim Report as of June 30, 2015	Information on the Consolidated Income Statement (unaudited)
	Restructuring

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Service cost	80	70	163	137

Net interest cost (income)	(1)	2	(2)	2

Total expenses defined benefit plans	79	71	161	139

Total expenses for defined contribution plans	101	91	215	199

Total expenses for post-employment benefits	180	162	376	338

Employer contributions to mandatory German social security pension plan	55	54	116	116

The Group expects to pay approximately € 265 million in regular contributions to its retirement benefit plans in 2015. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2015.

Discount rate to determine defined benefit obligation

in %	Jun 30, 2015	Dec 31, 2014
Germany	2.3	2.0

UK	3.8	3.7

U.S.	4.3	3.9

General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
IT costs	858	897	1,723	1,701

Occupancy, furniture and equipment expenses	515	454	978	1,006

Professional service fees[1]	549	443	1,069	909

Communication and data services[1]	202	177	405	352

Travel and representation expenses[1]	139	132	243	246

Banking and transaction charges[1]	150	157	285	325

Marketing expenses[1]	71	65	135	124

Consolidated investments	111	208	217	408

Other expenses[1,2]	1,741	1,033	4,350	1,506

Total general and administrative expenses	4,335	3,566	9,404	6,575

[1]	Prior period comparatives have been restated in order to reflect changes in the Group’s cost reporting.
[2]

Includes litigation-related expenses of € 1.2 billion and € 470 million for the three months ended June 30, 2015 and June 30, 2014 and litigation-related expenses of € 2.8 billion and € 470 million for the six months ended June 30, 2015 and June 30, 2014 as well as bank levy of € 17 million and € 51 million for the three months ended June 30, 2015 and June 30, 2014 and bank levy of € 577 million and € 85 million for the six months ended June 30, 2015 and June 30, 2014.

Restructuring

Restructuring forms part of the Group’s Operational Excellence (OpEx) program. Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Deutsche Bank	Consolidated Financial Statements	92
Interim Report as of June 30, 2015	Information on the Consolidated Income Statement (unaudited)
	Effective Tax Rate

Net restructuring expense by division

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Corporate Banking & Securities	(7)	(37)	(29)	(81)

Private & Business Clients	2	(3)	1	(6)

Global Transaction Banking	2	(6)	2	(9)

Deutsche Asset & Wealth Management	0	(10)	0	(14)

Non-Core Operations Unit	(3)	(1)	(3)	(3)

Infrastructure/ Regional Management	0	0	0	0

Consolidation & Adjustments	0	0	0	0

Total Net Restructuring Charges	(6)	(57)	(29)	(113)

Net restructuring expense by type

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Restructuring - Staff related	(7)	(49)	(30)	(104)
thereof:
Termination Payments	(4)	(39)	(22)	(84)
Retention Acceleration	(4)	(9)	(8)	(19)
Social Security	1	(1)	0	(1)

Restructuring - Non Staff related[1]	1	(8)	1	(9)

Total net restructuring Charges	(6)	(57)	(29)	(113)

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € 83 million and € 120 million as of June 30, 2015 and December 31, 2014, respectively. The majority of the current provisions for restructuring are expected to be utilized during 2015.

During the six months ended June 30, 2015, 301 full-time equivalent staff were reduced through restructuring. These reductions were identified within:

Six months ended
Jun 30, 2015
Corporate Banking & Securities	66

Private & Business Clients	55

Global Transaction Banking	7

Deutsche Asset & Wealth Management	29

Non-Core Operations Unit	0

Infrastructure/Regional Management	144

Total full-time equivalent staff	301

Effective Tax Rate

Income tax expense in the current quarter was € 410 million versus € 679 million in the comparative period. The current quarter’s effective tax rate of 33 % was negatively impacted by litigation-related charges and the recognition and measurement of deferred taxes and benefited from income taxes of prior periods. The prior year’s quarter effective tax rate of 74 % was mainly impacted by expenses, such as litigation, that are not deductible for tax purposes and income taxes of prior periods.

Income tax expense was € 1.3 billion in the first six months of 2015 and in the comparative period. The effective tax rate of 49 % in the first six months of 2015 was mainly impacted by litigation-related charges. The effective tax rate in the comparative period was 48%.

Deutsche Bank	Consolidated Financial Statements	93
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Assets Available for Sale

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2015	Dec 31, 2014
Financial assets classified as held for trading:
Trading assets:
Trading securities	187,913	177,639
Other trading assets[1]	18,468	18,041

Total trading assets	206,382	195,681

Positive market values from derivative financial instruments	539,665	629,958

Total financial assets classified as held for trading	746,046	825,639

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	59,052	60,473
Securities borrowed	18,434	20,404
Loans	14,452	15,331
Other financial assets designated at fair value through profit or loss	23,716	21,078

Total financial assets designated at fair value through profit or loss	115,655	117,285

Total financial assets at fair value through profit or loss	861,702	942,924

[1]	Includes traded loans of € 16.6 billion and € 16.7 billion at June 30, 2015 and December 31, 2014, respectively.

in € m.	Jun 30, 2015	Dec 31, 2014
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	49,544	41,112
Other trading liabilities	1,120	731

Total trading liabilities	50,664	41,843

Negative market values from derivative financial instruments	513,442	610,202

Total financial liabilities classified as held for trading	564,106	652,045

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	24,970	21,053
Loan commitments	58	99
Long-term debt	10,222	9,919
Other financial liabilities designated at fair value through profit or loss	6,644	6,061

Total financial liabilities designated at fair value through profit or loss	41,894	37,131

Investment contract liabilities[1]	9,359	8,523

Total financial liabilities at fair value through profit or loss	615,359	697,699

[1]	These are investment contracts where the policy terms and conditions result in their redemption values equaling fair values.

Financial Assets Available for Sale

in € m.	Jun 30, 2015	Dec 31, 2014
Debt securities	65,946	59,132

Equity securities	1,128	1,283

Other equity interests	1,046	976

Loans	3,649	2,906

Total financial assets available for sale	71,768	64,297

Deutsche Bank	Consolidated Financial Statements	94
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Under the amendments to IAS 39 and IFRS 7, issued in October 2008, certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from the financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. No reclassifications have been made since the first quarter 2009.

The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future, rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date.

Reclassified Financial Assets

in € bn. (unless stated otherwise)	Trading assets reclassified to loans	Financial assets available for sale reclassified to loans
Carrying value at reclassification date	26.6	11.4

Unrealized fair value losses in accumulated other comprehensive income	0.0	(1.1)

Effective interest rates at reclassification date:
Upper range	13.1%	9.9%
Lower range	2.8%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6

Carrying values and fair values by asset type of assets reclassified in 2008 and 2009

	Jun 30, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Trading assets reclassified to loans:
Securitization assets	2,032	2,157	1,983	2,124
Debt securities	682	695	1,067	1,160
Loans	1,057	791	1,146	888

Total trading assets reclassified to loans	3,771	3,643	4,197	4,171

Financial assets available for sale reclassified to loans:
Securitization assets	1,813	1,760	1,782	1,743
Debt securities	838	897	1,378	1,493

Total financial assets available for sale reclassified to loans	2,651	2,657	3,160	3,236

Total financial assets reclassified to loans	6,422[1]	6,300	7,357[1]	7,408

[1]

There is an associated effect on the carrying value from effective fair value hedge accounting for interest rate risk to the carrying value of the reclassified assets shown in the table above. This effect increases carrying value by € 79 million and € 86 million as at June 30, 2015 and December 31, 2014, respectively.

All reclassified assets are managed by NCOU and disposal decisions across this portfolio are made by NCOU in accordance with their remit to take de-risking decisions. For the six months ending June 30, 2015, the Group sold reclassified assets with a carrying value of € 1.2 billion, resulting in a net gain of € 101 million and a further € 30 million relating to reversal of impairment on positions sold.

In addition to sales, the decrease in the carrying value of assets previously classified as trading reduced due to redemptions of € 188 million. The reduction in the carrying value of assets previously classified as available for sale includes redemptions of € 115 million. These reductions in carrying value were partially offset by foreign exchange impacts in the period.

Deutsche Bank	Consolidated Financial Statements	95
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”

Unrealized fair value gains (losses) that would have been recognized in profit or loss and net gains (losses) that would have been recognized in other comprehensive income if the reclassifications had not been made

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	(67)	71	(19)	212

Impairment (losses) on the reclassified financial assets available for sale which were impaired	0	(2)	0	(9)

Net gains (losses) recognized in other comprehensive income representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	(17)	69	(5)	142

Pre-tax contribution of all reclassified assets to the income statement

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Interest income	36	38	79	76

Provision for credit losses	27	(11)	23	(38)

Other income[1]	25	5	50	5

Income (loss) before income taxes on reclassified trading assets	89	32	153	43

Interest income	22	19	43	38

Provision for credit losses	0	1	0	(5)

Other income[1]	27	0	51	0

Income (loss) before income taxes on reclassified financial assets available for sale	49	20	94	32

[1]	Relates to gains and losses from the sale of reclassified assets.

Reclassified Financial Assets: Carrying values and fair values by asset class

All IAS 39 reclassified assets were transferred into NCOU upon creation of the new division in the fourth quarter of 2012. NCOU has been tasked to accelerate de-risking to reduce total capital demand and total adjusted assets. A number of factors are considered in determining whether and when to sell assets including the income statement, regulatory capital and leverage impacts. The movements in carrying value and fair value are illustrated in the following table:

Carrying values and fair values by asset class reclassification in 2008 and 2009

	Jun 30, 2015			Dec 31, 2014
in € m.	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)	Carrying value (CV)	Fair value (FV)	Unrealized gains/(losses)
Securitization assets and debt securities reclassified:
US municipal bonds	1,363	1,436	72	2,302	2,503	201
Student loans ABS	1,598	1,654	56	1,464	1,529	65
CDO/CLO	662	625	(38)	717	689	(28)
Covered bond	897	982	84	893	987	95
Commercial mortgages securities	173	178	5	187	192	5
Residential mortgages ABS	90	94	4	83	92	9
Other[1]	580	540	(40)	566	528	(38)

Total securitization assets and debt securities reclassified	5,365	5,509	144	6,211	6,520	309

Loans reclassified:
Commercial mortgages	118	114	(4)	227	226	0
Residential mortgages	889	629	(260)	871	616	(255)
Other	51	48	(3)	49	46	(3)

Total loans reclassified	1,057	791	(266)	1,146	888	(259)

Total financial assets reclassified to loans	6,422	6,300	(122)	7,357	7,408	51

[1]	Includes asset backed securities related to the aviation industry and a mixture of other securitization assets and debt securities.

Deutsche Bank	Consolidated Financial Statements	96
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Deutsche Bank	Consolidated Financial Statements	97
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Carrying value of the financial instruments held at fair value1

	Jun 30, 2015			Dec 31, 2014
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	87,198	105,620	13,564	82,020	100,505	13,155
Trading securities	86,878	92,725	8,311	81,789	86,894	8,957
Other trading assets	320	12,895	5,254	232	13,611	4,198
Positive market values from derivative financial instruments	6,209	524,854	8,601	5,439	614,960	9,559
Financial assets designated at fair value through profit or loss	9,550	101,791	4,314	8,826	104,307	4,152
Financial assets available for sale	42,740	24,712	4,316	36,272	23,597	4,427
Other financial assets at fair value	0	3,735[2]	0	0	4,335[2]	0

Total financial assets held at fair value	145,697	760,713	30,795	132,558	847,705	31,294

Financial liabilities held at fair value:
Trading liabilities	37,000	13,630	33	25,290	16,510	43
Trading securities	36,966	12,544	33	25,244	15,826	43
Other trading liabilities	34	1,086	0	46	685	0
Negative market values from derivative financial instruments	5,834	501,697	5,911	5,890	597,759	6,553
Financial liabilities designated at fair value through profit or loss	0	38,390	3,504	2	34,763	2,366
Investment contract liabilities[3]	0	9,359	0	0	8,523	0
Other financial liabilities at fair value	0	6,895[2]	(197)[4]	0	5,561[2]	(552)[4]

Total financial liabilities held at fair value	42,834	569,972	9,251	31,181	663,117	8,410

[1]

Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Financial Report 2014.

[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]

These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value. See Note 41 “Insurance and Investment Contracts” of the Financial Report 2014 for more detail on these contracts.

[4]

Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

There were transfers between level 1 and level 2 of the fair value hierarchy in this period on trading securities (€ 436 million of assets and € 473 million of liabilities) based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate

Deutsche Bank	Consolidated Financial Statements	98
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Deutsche Bank	Consolidated Financial Statements	99
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing

Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to a combination of sales and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include customized CDO derivatives in which the underlying reference pool of corporate assets is not closely comparable to regularly market-traded indices; certain tranched index credit derivatives; certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable.

The decrease in the period was mainly due to a combination of settlements and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The increase in the period was primarily due to purchases and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The increase in assets during the period is primarily due to new issuances and mark-to-market gains on the instruments. For liabilities, the increase was driven by a combination of new issuances and transfers between levels 2 and 3 due to changes in the observability of input parameters used to value these instruments.

Financial Assets Available for Sale include non-performing loan portfolios where there is no trading intent and unlisted equity instruments where there is no close proxy and the market is very illiquid. The decrease in assets during the period was primarily due to settlements on the instruments.

Deutsche Bank	Consolidated Financial Statements	100
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Jun 30, 2015
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	8,957	0	457	1,115	(1,884)	0	(481)	961	(814)	8,311

Positive market values from derivative financial instruments	9,559	0	(22)	0	0	0	(749)	558	(744)	8,601

Other trading assets	4,198	0	393	1,142	(964)	275	(266)	820	(345)	5,254

Financial assets designated at fair value through profit or loss	4,152	0	280	0	0	1,199	(864)	84	(539)	4,314

Financial assets available for sale	4,427	0	186[5]	274	(220)	0	(446)	111	(18)	4,315

Other financial assets at fair value	0	0	0	0	0	0	0	0	0	0

Total financial assets held at fair value	31,294	0	1,294[6,7]	2,531	(3,067)	1,474	(2,806)	2,535	(2,460)	30,795

Financial liabilities held at fair value:
Trading securities	43	0	4	0	0	0	25	0	(39)	33

Negative market values from derivative financial instruments	6,553	0	(153)	0	0	0	(542)	874	(822)	5,911

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,366	0	133	0	0	1,168	(281)	167	(49)	3,504

Other financial liabilities at fair value	(552)	0	(32)	0	0	0	15	(11)	383	(197)

Total financial liabilities held at fair value	8,410	0	(48)[6,7]	0	0	1,168	(783)	1,031	(526)	9,251

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a loss of € 11 million recognized in other comprehensive income, net of tax, and a gain of €4 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 526 million and for total financial liabilities held at fair value this is a loss of € 156 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	101
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Jun 30, 2014
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period
Financial assets held at fair value:
Trading securities	6,960	0	120	1,398	(1,120)	0	(242)	1,597	(1,471)	7,241

Positive market values from derivative financial instruments	10,556	0	(245)	0	0	0	(311)	1,715	(2,629)	9,085

Other trading assets	5,065	0	11	1,338	(1,125)	549	(194)	518	(997)	5,165

Financial assets designated at fair value through profit or loss	3,123	0	77	152	(108)	870	(743)	89	(58)	3,401

Financial assets available for sale	3,329	0	57[5]	582	(104)	0	(450)	242	(54)	3,603

Other financial assets at fair value[6]	1	(1)	0	0	0	0	0	0	0	0

Total financial assets held at fair value	29,033	(1)	20[7,8]	3,470	(2,456)	1,418	(1,940)	4,161	(5,209)	28,496

Financial liabilities held at fair value:
Trading securities	24	0	2	0	0	0	(2)	1	(4)	21

Negative market values from derivative financial instruments	8,321	0	(141)	0	0	0	(283)	826	(2,233)	6,489

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,442	0	(102)	0	0	62	(25)	684	(33)	2,028

Other financial liabilities at fair value	(247)	0	(19)	0	0	0	(36)	(3)	(95)	(400)

Total financial liabilities held at fair value	9,539	0	(261)[7,8]	0	0	62	(346)	1,507	(2,365)	8,138

[1]

Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.

[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]

Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.

[4]

Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.

[5]

Total gains and losses on available for sale include a gain of € 19 million recognized in other comprehensive income, net of tax, and a gain of € 5 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.

[6]	Represents assets held for sale related to BHF-BANK.
[7]

This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 116 million and for total financial liabilities held at fair value this is a gain of € 22 million. The effect of exchange rate changes is reported in other comprehensive income, net of tax.

[8]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Consolidated Financial Statements	102
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives then as of June 30, 2015 it could have increased fair value by as much as € 3.2 billion or decreased fair value by as much as € 3.0 billion. As of December 31, 2014 it could have increased fair value by as much as € 3.3 billion or decreased fair value by as much as € 2.9 billion. In estimating these impacts, the Group either re-valued certain financial instruments using reasonably possible alternative parameter values, or used an approach based on its valuation adjustment methodology for bid-offer spread valuation adjustments. Bid-offer spread valuation adjustments reflect the amount that must be paid in order to close out a holding in an instrument or component risk and as such they reflect factors such as market illiquidity and uncertainty.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Breakdown of the sensitivity analysis by type of instrument1

	Jun 30, 2015		Dec 31, 2014
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	853	785	833	725
Commercial mortgage-backed securities	20	19	57	47
Mortgage and other asset-backed securities	244	237	235	229
Sovereign and quasi sovereign debt obligations	59	59	63	37
Corporate debt securities and other debt obligations	531	470	478	412
Equity securities	46	146	124	224

Derivatives:
Credit	366	557	432	457
Equity	152	108	157	115
Interest related	361	142	392	184
Foreign exchange	10	4	4	2
Other	72	68	75	74

Loans:
Loans	1,269	1,088	1,175	988
Loan commitments	4	4	6	5

Other	79	74	79	79

Total	3,212	2,976	3,277	2,854

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	Consolidated Financial Statements	103
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads then the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate

Deutsche Bank	Consolidated Financial Statements	104
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Jun 30, 2015
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s) [1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	148	0	Price based	Price	0%	103%
			Discounted cash flow	Credit spread (bps)	180	1,834
Mortgage- and other asset-backed securities	2,288	0	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	33	1,500
				Recovery rate	0%	90%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	88%

Total mortgage- and other asset-backed securities	2,436	0

Debt securities and other debt obligations	5,390	2,332	Price based	Price	0%	315%
Held for trading	5,057	33	Discounted cash flow	Credit spread (bps)	34	865
Sovereign and quasi sovereign obligations	793
Corporate debt securities and other debt obligations	4,265
Available-for-sale	331
Designated at fair value	2	2,299

Equity securities	1,712	0	Market approach	Price per net asset value	40%	100%
Held for trading	817	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	31
Available-for-sale	864		Discounted cash flow	Weighted average cost capital	9%	13%

Loans	11,420	0	Price based	Price	0%	138%
Held for trading	5,258	0	Discounted cash flow	Credit spread (bps)	100	3,040
Designated at fair value	3,819			Constant default rate	1%	23%
Available-for-sale	2,343			Recovery rate	0%	67%

Loan commitments	0	62	Discounted cash flow	Credit spread (bps)	3	900
				Recovery rate	20%	75%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	1,236[2]	1,143[3]	Discounted cash flow	IRR	4%	24%

Total financial instruments held at fair value	22,194	3,538

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € (4) million of other trading assets, € 462 million of other financial assets designated at fair value and € 778 million other financial assets available for sale.
[3]	Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 122 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	105
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

	Dec 31, 2014
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – held for trading, designated at fair value and available-for-sale:
Mortgage- and other asset-backed securities
Commercial mortgage-backed securities	342	0	Price based	Price	0%	106%
			Discounted cash flow	Credit spread (bps)	246	1,375
Mortgage- and other asset-backed securities	2,342	0	Price based	Price	0%	184%
			Discounted cash flow	Credit spread (bps)	72	1,648
				Recovery rate	0%	97%
				Constant default rate	0%	13%
				Constant prepayment rate	0%	22%

Total mortgage- and other asset-backed securities	2,684	0

Debt securities and other debt obligations	5,936	1,202	Price based	Price	0%	286%
Held for trading	5,477	43	Discounted cash flow	Credit spread (bps)	32	1,629
Sovereign and quasi sovereign obligations	835
Corporate debt securities and other debt obligations	4,643
Available-for-sale	459
Designated at fair value	0	1,159

Equity securities	1,719	0	Market approach	Price per net asset value	49%	100%
Held for trading	795	0		Enterprise value/EBITDA (multiple)	1	18
Designated at fair value	29
Available-for-sale	895		Discounted cash flow	Weighted average cost capital	6%	13%

Loans	10,648	0	Price based	Price	0%	137%
Held for trading	4,148	0	Discounted cash flow	Credit spread (bps)	95	3,040
Designated at fair value	3,719			Constant default rate	2%	21%
Available-for-sale	2,781			Recovery rate	0%	67%

Loan commitments	0	87	Discounted cash flow	Credit spread (bps)	115	1,000
				Recovery rate	20%	80%
			Loan pricing model	Utilization	0%	100%

Other financial instruments	748[2]	1,121[3]	Discounted cash flow	IRR	2%	24%

Total financial instruments held at fair value	21,735	2,409

[1]	Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.
[2]	Other financial assets include € 50 million of other trading assets, € 405 million of other financial assets designated at fair value, € 293 million other financial assets available.
[3]	Other financial liabilities include € 1 billion of securities sold under repurchase agreements designated at fair value and € 104 million of other financial liabilities designated at fair value.

Deutsche Bank	Consolidated Financial Statements	106
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Jun 30, 2015
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,522	2,184	Discounted cash flow	Swap rate (bps)	8	905
				Inflation swap rate	0%	8%
				Constant default rate	1%	14%
				Constant prepayment rate	3%	21%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	10%	143%
				IR - IR correlation	(2) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	3,159	1,727	Discounted cash flow	Credit spread (bps)	2	17,383
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	100%
Equity derivatives	594	982	Option pricing model	Stock volatility	11%	95%
				Index volatility	11%	58%
				Index - index correlation	50%	92%
				Stock - stock correlation	9%	91%
FX derivatives	315	179	Option pricing model	Volatility	1%	24%
Other derivatives	1,011	641[1]	Discounted cash flow	Credit spread (bps)	350	1,500
			Option pricing model	Index volatility	1%	122%
				Commodity correlation	(21) %	90%

Total market values from derivative financial instruments	8,601	5,714

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Dec 31, 2014
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,324	2,211	Discounted cash flow	Swap rate (bps)	42	2,418
				Inflation swap rate	(1) %	8%
				Constant default rate	2%	27%
				Constant prepayment rate	2%	21%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	1%	101%
				IR - IR correlation	(2) %	100%
				Hybrid correlation	(70) %	95%
Credit derivatives	3,586	1,921	Discounted cash flow	Credit spread (bps)	155	9,480
				Recovery rate	0%	100%
			Correlation pricing model	Credit correlation	13%	96%
Equity derivatives	1,118	1,258	Option pricing model	Stock volatility	8%	84%
				Index volatility	8%	99%
				Index - index correlation	48%	98%
				Stock - stock correlation	9%	95%
FX derivatives	264	242	Option pricing model	Volatility	6%	26%
Other derivatives	1,267	368[1]	Discounted cash flow	Credit spread (bps)	44	1,500
			Option pricing model	Index volatility	7%	138%
				Commodity correlation	(30) %	60%

Total market values from derivative financial instruments	9,559	6,001

[1] Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Consolidated Financial Statements	107
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Financial Instruments carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Three months ended
in € m.	Jun 30, 2015	Jun 30, 2014
Financial assets held at fair value:
Trading securities	506	247
Positive market values from derivative financial instruments	56	(13)
Other trading assets	167	84
Financial assets designated at fair value through profit or loss	165	46
Financial assets available for sale	(5)	33
Other financial assets at fair value	0	0

Total financial assets held at fair value	889	397

Financial liabilities held at fair value:
Trading securities	0	(3)
Negative market values from derivative financial instruments	7	(19)
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	(74)	(23)
Other financial liabilities at fair value	39	(6)

Total financial liabilities held at fair value	(28)	(52)

Total	860	345

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Jun 30, 2015	Jun 30, 2014
Balance, beginning of year	973	796

New trades during the period	274	314

Amortization	(199)	(169)

Matured trades	(92)	(64)

Subsequent move to observability	(30)	(56)

Exchange rate changes	7	0

Balance, end of period	934	821

Deutsche Bank	Consolidated Financial Statements	108
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 15 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Financial Report 2014.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2014. As described in section “Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’”, the Group reclassified certain eligible assets from the trading and available for sale classifications to loans. The Group continues to apply the relevant valuation techniques set out in Note 14 “Financial Instruments carried at Fair Value” of the Group’s Financial Report 2014 to the reclassified assets.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Jun 30, 2015		Dec 31, 2014
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and due from banks	25,641	25,641	20,055	20,055
Interest-earning deposits with banks	64,382	64,382	63,518	63,518
Central bank funds sold and securities purchased under resale agreements	27,785	27,785	17,796	17,796
Securities borrowed	28,593	28,593	25,834	25,834
Loans	425,019	427,603	405,612	410,769
Other financial assets	142,360	142,346	120,838	120,827

Financial liabilities:
Deposits	573,236	573,016	532,931	532,581
Central bank funds purchased and securities sold under repurchase agreements	7,917	7,917	10,887	10,887
Securities loaned	2,979	2,979	2,339	2,339
Other short-term borrowings	32,543	32,538	42,931	42,929
Other financial liabilities	183,138	183,138	159,930	159,930
Long-term debt	160,255	160,359	144,837	146,215
Trust preferred securities	6,952	7,910	10,573	12,251

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Financial Report 2014.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2014.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Consolidated Financial Statements	109
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Jun 30, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	25,439	(5,493)	19,945	0	0	(19,877)	68
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	7,840	0	7,840	0	0	(7,306)	534

Securities borrowed (enforceable)	13,192	0	13,192	0	0	(12,783)	409
Securities borrowed (non-enforceable)	15,401	0	15,401	0	0	(14,835)	565

Financial assets at fair value through profit or loss
Trading assets	206,804	(422)	206,382	0	(11)	(738)	205,632
Positive market values from derivative financial instruments (enforceable)	653,207	(135,155)	518,053	(429,121)	(56,115)	(12,689)	20,128
Positive market values from derivative financial instruments (non-enforceable)	21,612	0	21,612	0	0	0	21,612
Financial assets designated at fair value through profit or loss (enforceable)	91,789	(31,811)	59,978	(8,519)	(1,300)	(40,708)	9,451
Financial assets designated at fair value through profit or loss (non-enforceable)	55,677	0	55,677	0	0	(32,170)	23,507

Total financial assets at fair value through profit or loss	1,029,089	(167,388)	861,702	(437,640)	(57,426)	(86,306)	280,330

Loans	425,038	(19)	425,019	0	(16,975)	(49,248)	358,796

Other assets	190,781	(33,349)	157,432	(62,538)	(334)	0	94,560
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	8,006	(4,165)	3,841	(3,181)	0	0	660

Remaining assets not subject to netting	193,645	0	193,645	0	(543)	(392)	192,710

Total assets	1,900,425	(206,249)	1,694,176	(500,178)	(75,278)	(190,746)	927,973

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Jun 30, 2015
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	573,255	(19)	573,236	0	0	0	573,236

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	8,544	(5,493)	3,051	0	0	(3,051)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	4,866	0	4,866	0	0	(4,170)	696

Securities loaned (enforceable)	2,166	0	2,166	0	0	(2,166)	0
Securities loaned (non-enforceable)	814	0	814	0	0	(331)	482

Financial liabilities at fair value through profit or loss
Trading liabilities	51,605	(941)	50,664	0	0	0	50,664
Negative market values from derivative financial instruments (enforceable)	621,399	(135,577)	485,822	(425,548)	(59,357)	(917)	0
Negative market values from derivative financial instruments (non-enforceable)	27,620	0	27,620	0	0	(11,884)	15,736
Financial liabilities designated at fair value through profit or loss (enforceable)	45,202	(30,869)	14,332	(2,033)	0	(12,299)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	36,921	0	36,921	0	(12,228)	(12,628)	12,065

Total financial liabilities at fair value through profit or loss	782,747	(167,388)	615,359	(427,581)	(71,585)	(37,729)	78,464

Other liabilities	242,438	(33,349)	209,090	(69,623)	0	0	139,467
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	10,919	(4,165)	6,754	(6,754)	0	0	0

Remaining liabilities not subject to netting	209,859	0	209,859	0	0	0	209,859

Total liabilities	1,824,689	(206,249)	1,618,440	(497,203)	(71,585)	(47,448)	1,002,204

Deutsche Bank	Consolidated Financial Statements	110
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	17,051	(2,419)	14,632	0	0	(14,602)	29
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	3,164	0	3,164	0	0	(2,386)	779

Securities borrowed (enforceable)	11,891	0	11,891	0	0	(11,406)	485
Securities borrowed (non-enforceable)	13,943	0	13,943	0	0	(13,294)	649

Financial assets at fair value through profit or loss
Trading assets	196,157	(476)	195,681	0	(11)	(1,049)	194,621
Positive market values from derivative financial instruments (enforceable)	823,578	(217,158)	606,421	(519,590)	(61,518)	(15,330)	9,982
Positive market values from derivative financial instruments (non-enforceable)	23,537	0	23,537	0	0	0	23,537
Financial assets designated at fair value through profit or loss (enforceable)	101,845	(37,075)	64,770	(2,782)	(1,924)	(50,245)	9,819
Financial assets designated at fair value through profit or loss (non-enforceable)	52,516	0	52,516	0	0	(31,358)	21,158

Total financial assets at fair value through profit or loss	1,197,633	(254,708)	942,924	(522,373)	(63,453)	(97,982)	259,117

Loans	405,673	(61)	405,612	0	(16,259)	(46,112)	343,242

Other assets	157,771	(19,792)	137,980	(67,009)	(239)	(13)	70,720
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	10,723	(6,320)	4,403	(3,837)	0	0	566

Remaining assets not subject to netting	178,557	0	178,557	0	(874)	(451)	177,231

Total assets	1,985,683	(276,980)	1,708,703	(589,381)	(80,825)	(186,246)	852,252

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2014
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	532,992	(61)	532,931	0	0	0	532,931

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	5,673	(2,419)	3,254	0	0	(2,966)	288
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	7,633	0	7,633	0	0	(2,278)	5,356

Securities loaned (enforceable)	1,791	0	1,791	0	0	(1,614)	177
Securities loaned (non-enforceable)	549	0	549	0	0	(209)	339

Financial liabilities at fair value through profit or loss
Trading liabilities	42,960	(1,117)	41,843	0	0	0	41,843
Negative market values from derivative financial instruments (enforceable)	803,073	(217,597)	585,475	(518,364)	(63,172)	(3,939)	0
Negative market values from derivative financial instruments (non-enforceable)	24,726	0	24,726	0	0	(11,996)	12,731
Financial liabilities designated at fair value through profit or loss (enforceable)	52,517	(35,994)	16,523	(2,782)	0	(13,741)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	29,132 [1]	0	29,132 [1]	0	(3,130)	(5,718)	20,283 [1]

Total financial liabilities at fair value through profit or loss	952,408 [1]	(254,708)	697,699 [1]	(521,146)	(66,302)	(35,394)	74,856 [1]

Other liabilities	203,614 [1]	(19,792)	183,823 [1]	(71,645)	0	0	112,178 [1]
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	11,383	(6,320)	5,063	(5,063)	0	0	0

Remaining liabilities not subject to netting	207,801	0	207,801	0	0	0	207,801

Total liabilities	1,912,461	(276,980)	1,635,481	(592,791)	(66,302)	(42,460)	933,927

[1]	Numbers were restated by moving € 67 billion from Financial liabilities at fair value through profit and loss (non-enforceable) to Other liabilities.

Deutsche Bank	Consolidated Financial Statements	111
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Allowance for Credit Losses

The column “Gross amounts set off on the balance sheet” discloses the amounts offset in accordance with all the criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Financial Report 2014.

The column “Impact of Master Netting Agreements” discloses the amounts that are subject to master netting agreements but were not offset because they did not meet the net settlement/simultaneous settlement criteria, or because the rights of off-setting are conditional upon the default of the counterparty only. The amounts presented for other assets and other liabilities include cash margin receivables and payables respectively.

The columns “Cash collateral” and “Financial instrument collateral” disclose the cash and financial instrument collateral amounts received or pledged in relation to the total amounts of assets and liabilities, including those that were not offset.

Non-enforceable master netting agreements refer to contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws.

The cash collateral received against the positive market values of derivatives and the cash collateral pledged towards the negative mark-to-market values of derivatives are booked within the “Other liabilities” and “Other assets” balances respectively.

The Cash and Financial instrument collateral amounts disclosed reflect their fair values. The rights of set off relating to the cash and financial instrument collateral are conditional upon the default of the counterparty.

Allowance for Credit Losses

	Six months ended Jun 30, 2015
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,364	2,849	5,212	85	141	226	5,439

Provision for credit losses	127	216	343	17	9	26	369
Thereof: (Gains)/Losses from disposal of impaired loans	(31)	(43)[1]	(74)[1]	0	0	0	(74)[1]

Net charge-offs:	(222)	(327)	(549)	0	0	0	(549)
Charge-offs	(246)	(391)	(637)	0	0	0	(637)
Recoveries	24	64	88	0	0	0	88

Other changes	24	8	32	3	8	11	43

Balance, end of period	2,293	2,746	5,039	104	159	263	5,302

Changes compared to prior year

Provision for credit losses
In € m.	(63)	(67)	(131)	4	0	4	(127)
In %	(33)	(24)	(28)	32	(4)	17	(26)

Net charge-offs
In € m.	418	(143)	275	0	0	0	275
In %	(65)	78	(33)	0	0	0	(33)

[1]

Includes releases of € 26 m related to a disposal which has been agreed in the second quarter 2015 but which will be settled in the third quarter 2015 (i.e. related charge off and de-recognition of impaired loan will only be reflected in the third quarter accounts).

Deutsche Bank	Consolidated Financial Statements	112
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Other Assets and Other Liabilities

	Six months ended Jun 30, 2014
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,857	2,732	5,589	102	114	216	5,805

Provision for credit losses	191	283	474	13	9	22	496
Thereof: (Gains)/Losses from disposal of impaired loans	(40)	(4)	(44)	0	0	0	(44)

Net charge-offs:	(640)	(184)	(824)	0	0	0	(824)
Charge-offs	(662)	(230)	(892)	0	0	0	(892)
Recoveries	23	46	69	0	0	0	69

Other changes	(16)	(6)	(23)	0	1	0	(22)

Balance, end of period	2,392	2,824	5,216	114	124	238	5,454

Changes compared to prior year

Provision for credit losses
In € m.	(341)	3	(338)	7	(1)	6	(332)
In %	(64)	1	(42)	142	(13)	38	(40)

Net charge-offs
In € m.	(319)	(73)	(391)	0	0	0	(391)
In %	99	66	91	0	0	0	91

Other Assets and Other Liabilities

Other Assets

in € m.	Jun 30, 2015	Dec 31, 2014
Brokerage and securities related receivables
Cash/margin receivables	59,050	65,096
Receivables from prime brokerage	14,441	10,785
Pending securities transactions past settlement date	4,855	4,741
Receivables from unsettled regular way trades	57,445	34,432

Total brokerage and securities related receivables	135,791	115,054

Accrued interest receivable	2,732	2,791

Assets held for sale	460	180

Other	18,449	19,955

Total other assets	157,432	137,980

Other Liabilities

in € m.	Jun 30, 2015	Dec 31, 2014
Brokerage and securities related payables
Cash/margin payables	71,497	70,558
Payables from prime brokerage	35,904	33,985
Pending securities transactions past settlement date	4,062	3,473
Payables from unsettled regular way trades	53,524	35,195

Total brokerage and securities related payables	164,987	143,210

Accrued interest payable	2,486	2,953

Liabilities held for sale	52	0

Other	41,565	37,659

Total other liabilities	209,090	183,823

Deutsche Bank	Consolidated Financial Statements	113
Interim Report as of June 30, 2015	Information on the Consolidated Balance Sheet (unaudited)
	Shares Issued and Outstanding

Long-Term Debt

in € m.	Jun 30, 2015	Dec 31, 2014
Senior debt:

Bonds and notes
Fixed rate	88,368	84,795
Floating rate	35,703	34,651

Subordinated debt:

Bonds and notes
Fixed rate	4,583	2,689
Floating rate	2,681	2,358

Other	28,920	20,344

Total long-term debt	160,255	144,837

Shares Issued and Outstanding

in million	Jun 30, 2015	Dec 31, 2014
Shares issued	1,379.3	1,379.3

Shares in treasury	0.3	0.3

Thereof:

Buyback	0.2	0.1

Other	0.2	0.2

Shares outstanding	1,378.9	1,379.0

Deutsche Bank	Consolidated Financial Statements	114
Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Provisions

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

The following table shows the Group’s irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Jun 30, 2015	Dec 31, 2014
Irrevocable lending commitments	174,808	154,446

Contingent liabilities	60,783	62,087

Total	235,591	216,533

Provisions

Movements by Class of Provisions

in € m.	Home Savings Business	Operational Risk	Litigation	Restructuring	Mortgage Repurchase Demands	Other[1]	Total
Balance as of January 1, 2015	1,150	422	3,210	120	669	880	6,451

Changes in the group of consolidated companies	0	0	0	0	0	0	0
New provisions	101	53	2,811	28	1	579	3,573
Amounts used	70	11	2,284	64	4	289	2,722
Unused amounts reversed	3	33	40	8	226	55	365
Effects from exchange rate fluctuations/Unwind of discount	(10)	18	72	2	61	13	157
Transfers	0	(2)	(8)	4	14	(10)	(2)
Other	0	0	0	0	0	0	0

Balance as of June 30, 2015	1,167	447	3,761	83	514	1,118	7,090

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Deutsche Bank	Consolidated Financial Statements	115
Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Provisions

Classes of Provisions

Home Savings provisions arise out of the home savings business of Deutsche Postbank Group and Deutsche Bank Bauspar-Aktiengesellschaft. In home savings, a customer enters into a building loan agreement, whereby the customer becomes entitled to borrow on a building loan once the customer has on deposit with the lending bank a targeted amount of money. In connection with the building loan agreement, arrangement fees are charged and interest is paid on deposited amounts at a rate that is typically lower than that paid on other bank deposits. In the event the customer determines not to make the borrowing, the customer becomes entitled to a retroactive interest bonus, reflecting the difference between the low contract savings interest rate and a fixed interest rate, currently substantially above market rate. The home savings provision relates to the potential interest bonus and arrangement fee reimbursement liability. The model for the calculation of the potential interest bonus liability includes parameters for the percentage of customer base impacted, applicable bonus rate, customer status and timing of payment. Other factors impacting the provision are available statistical data relating to customer behavior and the general environment likely to affect the business in the future.

Operational provisions arise out of operational risk and exclude litigation provisions which are presented as a separate class of provision.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes litigation. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement proceedings constitute loss events for operational shortcomings, but excludes business and reputational risk.

Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or statutory responsibilities, which have resulted or may result in demands from customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement proceedings.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from or to indemnify purchasers, investors or financial insurers with respect to losses allegedly caused by material breaches of representations and warranties. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of June 30, 2015, Deutsche Bank has approximately U.S.$ 2.6 billion of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 573 million (€ 514 million) as of June 30, 2015. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 117 million (€ 105 million) as of June 30, 2015. The net provisions against these demands following deduction of such receivables were U.S.$ 456 million (€ 409 million) as of June 30, 2015.

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As of June 30, 2015, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 7.1 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 91.7 billion of loans sold by Deutsche Bank as described above.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert mortgage loan repurchase demands against Deutsche Bank to toll the relevant statutes of limitations. It is possible that these potential demands may have a material impact on Deutsche Bank.

Deutsche Bank anticipates that additional mortgage repurchase demands may be made in respect of mortgage loans that it has sold, but cannot reliably estimate their timing or amount. On June 11, 2015, the New York Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. This decision could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims. Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and a provision under the credit card business cooperation of Deutsche Bank and Hua Xia Bank.

Contingent Liabilities

Contingent liabilities can arise from present obligations and from possible obligations arising from past events. The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow and that can be reliably estimated. For significant contingent liabilities for which the possibility of a future loss is more than remote but less than probable, the Group estimates the possible loss where the Group believes that an estimate can be made.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis and the European sovereign debt crisis.

The legal and regulatory claims for which the Group has taken material provisions or for which there are material contingent liabilities that are more than remote are described below; similar matters are grouped together and some matters consist of a number of claims. The estimated loss in respect of each, where such an estimate can be made, has not been disclosed for individual matters because the Group has concluded that such disclosure can be expected to seriously prejudice their outcome. Where a provision has been taken for a particular claim, no contingent liability is recorded.

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In determining for which of the claims the possibility of a loss is more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts. There are other disclosed matters for which the possibility of a loss is more than remote but for which such an estimate cannot be made. For the Bank’s significant matters where an estimate can be made, the Group currently estimates that, as of June 30, 2015, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 3.2 billion (December 31, 2014: € 2.0 billion). This figure includes contingent liabilities on matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which an estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgement or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Current Individual Proceedings

Credit Default Swap Antitrust Investigations and Litigation. On July 1, 2013, the European Commission (EC) issued a Statement of Objections (the “SO”) against Deutsche Bank, Markit Group Limited (Markit), the International Swaps and Derivatives Association, Inc. (ISDA), and twelve other banks alleging anti-competitive conduct under Article 101 of the Treaty on the Functioning of the European Union (TFEU) and Article 53 of the European Economic Area Agreement (the “EEA Agreement”). The SO sets forth preliminary conclusions of the EC that (i) attempts by certain entities to engage in exchange trading of unfunded credit derivatives were foreclosed by improper collective action in the period from 2006 through 2009, and (ii) the conduct of Markit, ISDA, Deutsche Bank and the twelve other banks constituted a single and continuous infringement of Article 101 of the TFEU and Article 53 of the EEA Agreement. If the EC finally concludes that infringement occurred, it may seek to impose fines and other remedial measures on Deutsche Bank, Markit, ISDA and the twelve other banks. Deutsche Bank filed a response contesting the EC’s preliminary conclusions in January 2014. Deutsche Bank and other SO addressees presented orally the key elements of their responses at an oral hearing in May 2014. Following the oral hearing, the EC announced its intention to carry out a further investigation of the facts.

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A multi-district civil class action is currently pending in the United States District Court for the Southern District of New York against Deutsche Bank and numerous other credit default swap (CDS) dealer banks, as well as Markit and ISDA. Plaintiffs filed a second consolidated amended class action complaint on April 11, 2014 alleging that the banks conspired with Markit and ISDA to prevent the establishment of exchange-traded CDS, with the effect of raising prices for over-the-counter CDS transactions. Plaintiffs seek to represent a class of individuals and entities located in the United States or abroad who, during a period from January 1, 2008 through December 31, 2013, directly purchased CDS from or directly sold CDS to the dealer defendants in the United States. Defendants moved to dismiss the second consolidated amended class action complaint on May 23, 2014. On September 4, 2014, the court granted in part and denied in part the motion to dismiss. Discovery on plaintiffs’ remaining claims is ongoing.

Credit Correlation. On May 26, 2015, the U.S. Securities and Exchange Commission (SEC) issued a cease and desist order in a settled administrative proceeding against Deutsche Bank AG. The matter related to the manner in which Deutsche Bank valued “gap risk” associated with certain Leveraged Super Senior (LSS) synthetic CDO positions during the fourth quarter of 2008 and the first quarter of 2009, which was the height of the financial crisis. Gap risk is the risk that the present value of a trade could exceed the value of posted collateral. During the two quarters at issue, Deutsche Bank did not adjust its value of the LSS trades to account for gap risk, essentially assigning a zero value for gap risk. The SEC found that although there was no standard industry model to value gap risk and the valuation of these instruments was complex, Deutsche Bank did not reasonably adjust the value of the LSS trades for gap risk during these periods, resulting in misstatements of its financial statements for the two quarters at issue. The SEC also found that Deutsche Bank failed to maintain adequate systems and controls over the valuation process. The SEC found violations of Exchange Act Sections 13(a) (requirement to file accurate periodic reports with the SEC), 13(b)(2)(A) (requirement to maintain accurate books and records), and 13(b)(2)(B) (requirement to maintain reasonable internal accounting controls). Deutsche Bank paid a $55 million penalty and neither admitted nor denied the findings.

Dole Food Company. Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank AG, New York Branch (“DBNY”) have been named as co-defendants in a class action pending in Delaware Court of Chancery that was brought by former shareholders of Dole Food Company, Inc. (“Dole”). Plaintiffs allege that defendant David H. Murdock and certain members of Dole’s board and management (who are also named as defendants) breached their fiduciary duties, and that DBSI and DBNY aided and abetted in those breaches, in connection with Mr. Murdock’s privatization of Dole, which closed on November 1, 2013 (the “Transaction”). Plaintiffs claim approximately U.S.$ 642 million in damages against all defendants and are also seeking an award of interest, disgorgement of any gains by DBSI and DBNY arising out of the Transaction, and costs and disbursements. Trial in this matter concluded on March 9, 2015, and post-trial briefing and argument have been completed. The parties are currently awaiting a post-trial decision from the court. DBSI and DBNY are parties to customary indemnity agreements from Dole (and certain of its affiliates) in connection with the Transaction, and DBSI and DBNY have notified Dole (and its relevant affiliates) that they are seeking indemnity.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Project GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ decision. Based on the facts of the individual cases, some courts decided in favor and some against Sal. Oppenheim. Appeals are pending.

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FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who are investigating trading in, and various other aspects of, the foreign exchange market. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank is conducting its own internal global review of foreign exchange trading and other aspects of its foreign exchange business. In connection with this review, the Bank has taken, and will continue to take, disciplinary action with regards to individuals if merited. Deutsche Bank has also been named as a defendant in multiple putative class actions brought in the United States District Court for the Southern District of New York alleging antitrust and Commodity Exchange Act claims relating to the alleged manipulation of foreign exchange rates. On January 28, 2015, the federal judge overseeing the class actions granted the motion to dismiss with prejudice in two actions involving non-U.S. plaintiffs while denying the motion to dismiss in one action involving U.S. plaintiffs then pending. Additional actions have been filed since the judge’s January 28, 2015 order. Three such actions naming Deutsche Bank as a defendant allege that foreign exchange exchange-traded transactions were manipulated as a result of defendant-banks’ conduct in the foreign exchange spot market and the foreign exchange futures market. One alleges that Deutsche Bank and other defendants breached their fiduciary duties in violation of the Employment Retirement Income Security Act of 1974 by allegedly colluding to trade around the WM/Reuters Closing Spot Rate which caused foreign exchange transactions to be executed on behalf of the putative class at artificial prices.

High Frequency Trading/Dark Pool Trading. Deutsche Bank has received requests for information from certain regulatory authorities related to high frequency trading and the operation of Deutsche Bank’s alternative trading system (“ATS” or “Dark Pool”), SuperX. The Bank is cooperating with these requests. Deutsche Bank was initially named as a defendant in putative class action complaints alleging violations of U.S. securities laws related to high frequency trading, but in their consolidated amended complaint filed September 2, 2014, the plaintiffs did not include Deutsche Bank as a defendant.

Interbank Offered Rates Matters. Deutsche Bank has received subpoenas and requests for information from various regulatory and law enforcement agencies in Europe, North America and Asia/Pacific in connection with industry-wide investigations concerning the setting of London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank reached a settlement with the European Commission on December 4, 2013 as part of a collective settlement to resolve the European Commission’s investigations in relation to anticompetitive conduct in the trading of Euro interest rate derivatives and Yen interest rate derivatives. Under the terms of the settlement agreement, Deutsche Bank agreed to pay € 725 million in total.

On April 23, 2015, Deutsche Bank entered into separate settlements with the U.S. Department of Justice (DOJ), the U.S. Commodity Futures Trading Commission (CFTC), the U.K. Financial Conduct Authority (FCA), and the New York State Department of Financial Services (NYSDFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and NYSDFS and GBP 226.8 million to the FCA. The agreements also contained provisions requiring various undertakings with respect to Deutsche Bank’s benchmark rate submissions in the future, as well as provisions requiring the appointment of an independent corporate monitor. Deutsche Bank was also required to take further disciplinary action against certain employees who were working at the Bank at the time of the agreements.

As part of the resolution with the DOJ, Deutsche Bank entered into a Deferred Prosecution Agreement with a three-year term pursuant to which it agreed (among other things) to the filing of a two-count criminal Information in the United States District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price-fixing, in violation of the Sherman Act. As part of the agreement, DB Group Services (UK) Ltd. (an indirectly held, wholly-owned subsidiary of Deutsche Bank) entered into a Plea Agreement with the DOJ, pursuant to which the company pled guilty to a one-count criminal Information filed in the same court and charging the company with wire fraud. Deutsche Bank submitted an Offer of Settlement to the

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CFTC, which was accepted in order to resolve an Order Instituting Proceedings Pursuant to Sections 6(c) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions. The FCA issued a Final Notice in connection with the resolution of its investigation, and the NYSDFS and Deutsche Bank entered into a Consent Order Under New York Banking Law Sections 44 and 44-a.

Other regulatory investigations of Deutsche Bank concerning the setting of various interbank offered rates remain ongoing, and Deutsche Bank remains exposed to further regulatory action and to civil litigation.

A number of civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY) against Deutsche Bank and numerous other banks. All but five of these actions were filed on behalf of parties who allege that they held or transacted in U.S. dollar LIBOR-based derivatives or other financial instruments and sustained losses as a result of purported manipulation relating to the setting of U.S. dollar LIBOR.

With one exception, all of the civil actions pending in the SDNY concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (U.S. dollar LIBOR MDL). In March 2013 and June 2014, the court granted in part and denied in part motions to dismiss addressed to certain of the initially-filed complaints. The court permitted certain Commodity Exchange Act (CEA) claims and state law contract and unjust enrichment claims to proceed, while dismissing certain CEA claims as time-barred and dismissing all of plaintiffs’ federal and state law antitrust claims and claims asserted under the Racketeer Influenced and Corrupt Organizations Act (RICO).

A group of plaintiffs in the U.S. dollar LIBOR MDL who have had their federal antitrust claims dismissed, or who were permitted by the District Court to pursue interlocutory appeals, are pursuing appeals to the U.S. Court of Appeals for the Second Circuit. The Second Circuit granted a motion by defendants to consolidate these appeals, and briefing is scheduled to be completed on August 17, 2015. (The Second Circuit has denied a request by a separate group of plaintiffs to reinstate their appeal, which was initially dismissed by the Second Circuit as untimely in 2013. Those plaintiffs have filed a petition for certiorari with the U.S. Supreme Court seeking review of the Second Circuit’s decision, which defendants have opposed. Those plaintiffs have also filed a new notice of appeal, which defendants have moved to dismiss.)

Various plaintiffs proceeding in their individual capacities have filed amended complaints, the parties have briefed motions to dismiss, and the court held oral argument on those motions. Plaintiffs representing putative classes of homeowners and lenders have also filed amended complaints, and the parties have briefed motions to dismiss. The Bank has also filed a motion to dismiss a complaint for lack of personal jurisdiction filed by a putative class of plaintiffs who allegedly transacted in exchange-traded financial instruments referencing U.S. dollar LIBOR (the “exchange-based plaintiffs”). This motion has been fully briefed. The court has scheduled oral argument on the motions to dismiss the homeowner, lender, and exchange-based actions for August 20, 2015.

On June 29, 2015, the exchange-based plaintiffs requested leave to move to amend their complaint to include, in relevant part, new allegations relating to Deutsche Bank’s April 23, 2015 IBOR settlements with the DOJ, CFTC, NYSDFS, and FCA. The proposed amended complaint also would add two Deutsche Bank subsidiaries, DB Group Services (UK) Ltd. and DBSI, as named defendants. Defendants plan to oppose the exchange-based plaintiffs’ request.

The court in an additional action concerning U.S. dollar LIBOR that was independently pending in the SDNY has granted defendants’ motions to dismiss. The plaintiff has filed a motion to amend its complaint, and briefing on that motion is scheduled to be completed on August 10, 2015.

The Bank has also been named as a defendant in a civil action pending in the Central District of California concerning U.S. dollar LIBOR. The court has granted the Bank’s motion to dismiss and has dismissed the

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claims asserted against the other defendants in the case as well. The plaintiff is currently pursuing an appeal to the Ninth Circuit, and briefing is scheduled to be completed on October 8, 2015.

A putative class action was filed against Deutsche Bank and other banks concerning the alleged manipulation of Yen LIBOR and Euroyen TIBOR. On March 28, 2014, the SDNY granted defendants’ motions to dismiss claims asserted under U.S. federal antitrust laws and for unjust enrichment, but denied defendants’ motions as to certain claims asserted under the CEA. On March 31, 2015, the court denied motions to dismiss for lack of personal jurisdiction filed by foreign defendants (including the Bank) that have branch offices in New York and that did not enter into stipulations with the plaintiff specifically addressing defendants’ right to make those motions. On July 24, 2015 the court denied a motion by Defendants (including the bank) asking the court to reconsider this decision or, in the alternative, granted Defendants leave to file an interlocutory appeal with the Second Circuit. On March 31, 2015, the court denied in part and granted in part a motion by the plaintiff to amend his complaint. As is relevant to the Bank, the court denied plaintiff’s requests to assert RICO claims and to add two new named plaintiffs that allegedly transacted in Yen currency futures and forwards. On July 24, 2015, the court denied Plaintiff’s motion seeking leave to file an interlocutory appeal from this order. Plaintiff has also moved to amend his complaint to add a third new named plaintiff that allegedly transacted in Yen currency forwards with several defendants, including the Bank, and to assert state law contract and unjust enrichment claims on this new plaintiff’s behalf; a decision on that motion is pending. In addition, the court lifted a stay on discovery on May 15, 2015, and has referred discovery issues to a magistrate judge for further proceedings.

A second putative class action alleging manipulation of Yen LIBOR and Euroyen TIBOR naming Deutsche Bank AG and a subsidiary, DB Group Services (UK) Ltd., as defendants, along with other banks and inter-dealer brokers, was filed in the SDNY on July 24, 2015.

Deutsche Bank is also a defendant in a putative class action concerning the alleged manipulation of EURIBOR, pending in the SDNY. The court modified a stay on discovery on May 13, 2015 and has granted plaintiffs leave to file a further amended complaint by August 11, 2015. A motion to dismiss the complaint is currently due on September 10, 2015.

On May 6, 2015, Deutsche Bank was named as a defendant in a putative class action in the SDNY concerning the alleged manipulation of GBP LIBOR. Plaintiff filed an amended complaint on July 24, 2015, and motions to dismiss are due September 25, 2015.

On June 19, 2015, the Bank and a subsidiary, DB Group Services (UK) Ltd., were named as defendants in a putative class action in the SDNY concerning the alleged manipulation of Swiss Franc LIBOR. Motions to dismiss are due August 18, 2015.

Claims for damages in these cases have been asserted under various legal theories, including violations of the CEA, federal and state antitrust laws, RICO, and other federal and state laws.

Kaupthing CLN Claims. In June 2012, Kaupthing hf, an Icelandic stock corporation, (acting through its winding-up committee) issued Icelandic law clawback claims for approximately € 509 million (plus interest) against Deutsche Bank in both Iceland and England. The claims relate to leveraged credit linked notes (“CLNs”), referencing Kaupthing, issued by Deutsche Bank to two British Virgin Island special purpose vehicles (“SPVs”) in 2008. The SPVs were ultimately owned by high net worth individuals. Kaupthing claims to have funded the SPVs and alleges that Deutsche Bank was or should have been aware that Kaupthing itself was economically exposed in the transactions. Kaupthing claims that the transactions are voidable by Kaupthing on a number of alternative grounds, including the ground that the transactions were improper because one of the alleged purposes of the transactions was to allow Kaupthing to influence the market in its own CDS (credit default swap) spreads and thereby its listed bonds. Additionally, in November 2012, an English law claim (with allegations similar to those featured in the Icelandic law claims) was commenced by Kaupthing against Deutsche Bank in London. Deutsche Bank filed its defense in the Icelandic proceedings in late February 2013 and continues to

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defend the claims. In February 2014, both proceedings in England were stayed pending final determination of the Icelandic proceedings. Additionally, in December 2014, the SPVs and their joint liquidators served Deutsche Bank with substantively similar claims arising out of the CLN transactions against Deutsche Bank and other defendants in England. The SPVs’ claims are not expected to increase Deutsche Bank’s overall potential liability in respect of the CLN transactions beyond the amount already claimed by Kaupthing.

Kirch. The public prosecutor’s office in Munich has conducted and is currently conducting criminal investigations in connection with the Kirch case with regard to former Management Board members as well as the current Management Board members Jürgen Fitschen and Dr. Stephan Leithner. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The investigation involving current Management Board member Jürgen Fitschen and several former Management Board members has been concluded. At the beginning of August 2014, an indictment was filed with the District Court of Munich against Mr. Fitschen and such former Management Board members. The public prosecutor has applied for the court to order Deutsche Bank’s secondary participation in the proceedings in regard to a potential regulatory offence pursuant to Section 30 of the German Regulatory Offences Act. The indictment was served to the former Management Board members, Mr. Fitschen and Deutsche Bank AG in September 2014. On March 2, 2015, the District Court of Munich admitted the indictment and opened the trial against all accused. The court also ordered the secondary participation of Deutsche Bank AG. Trial started on April 28, 2015 and court dates are currently scheduled until end of September 2015, generally one day per week.

The investigation involving current Management Board member Dr. Stephan Leithner is ongoing.

The allegations of the public prosecutors are that the two current Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in a civil case between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct. Under German law, a party in a civil litigation is under a statutory duty to make sure all factual statements made by it in court are accurate. The investigation of Dr. Leithner and the indictment of Mr. Fitschen are based on the allegation that (unlike the other current Management Board members of the Bank) they had special knowledge or responsibility in relation to the Kirch case. The indictment regarding former Management Board members is based on the allegation that such former Management Board members gave incorrect testimony to the Munich Higher Regional Court.

The Supervisory Board and the Management Board of the Bank have obtained opinions from an international law firm and a retired president of one of the leading courts of appeal in Germany to the effect that there is no basis for the accusation of criminal wrongdoing made by the public prosecutors against Mr. Fitschen and Dr. Leithner. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (“KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary

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Deutsche Securities Korea Co. (DSK) for vicarious liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. A verdict in respect of DSK and one of the four indicted employees is expected to be rendered in early September 2015. In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. The claimants are seeking damages with an aggregate claim amount of approximately € 270 million (at present exchange rates) plus interest and costs. These litigations are at various stages of proceedings, with verdicts in some actions possible during 2015.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations, other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

Deutsche Bank has been named as a defendant in a civil action brought by the Commonwealth of Virginia asserting claims for fraud and breach of the Virginia Fraud Against Taxpayers Act as a result of purchases by the Virginia Retirement System (VRS) of RMBS issued or underwritten by Deutsche Bank. Deutsche Bank is one of thirteen financial institutions named as defendants. The complaint alleges damages of U.S.$ 1.15 billion in the aggregate against all defendants but does not specify the damages sought from each defendant. The action was originally filed under seal by a private party and was unsealed on September 16, 2014, after the Attorney General for Virginia decided to intervene in the action. Deutsche Bank is contesting VRS’s assertion that the Virginia state court can exercise personal jurisdiction over it. The case is stayed while the parties participate in mediation.

Deutsche Bank has been named as defendant in numerous other civil litigations in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, include putative class action suits, actions by individual purchasers of securities and actions by trustees on behalf of RMBS trusts. Although the allegations vary by lawsuit, these cases generally allege that the RMBS offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination.

Deutsche Bank is a defendant in putative class actions relating to its role, along with other financial institutions, as underwriter of RMBS issued by IndyMac MBS, Inc. On September 8, 2014, Deutsche Bank, certain other financial institution defendants and lead plaintiffs executed a stipulation to settle the action. On September 30, 2014, the court issued an order certifying the class for settlement and approving notice to the class. On February 23, 2015, the court issued an order approving the settlement and dismissing the action. Under the settlement, all settling defendants paid a total of U.S.$ 340 million. Deutsche Bank’s portion of the settlement is not material to it. On March 25, 2015, Pacific Investment Management Company, LLC (PIMCO) filed a notice of appeal of the court’s February 23, 2015 order, but withdrew the appeal on June 11, 2015.

Deutsche Bank is a defendant in a putative class action relating to its role, along with other financial institutions, as underwriter of RMBS issued by Novastar Mortgage Corporation. On February 4, 2015, the court issued an order vacating its prior decision that had dismissed five of six RMBS offerings from the case. The court ordered

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	Provisions

the plaintiffs to amend the operative complaint to include the previously dismissed offerings. Discovery in the action, which had been stayed while the plaintiffs’ motion had been pending, is now ongoing.

On December 18, 2013, the United States District Court for the Southern District of New York dismissed the claims against Deutsche Bank in a putative class action relating to RMBS issued by Residential Accredit Loans, Inc. and its affiliates.

Deutsche Bank is a defendant in various non-class action lawsuits and arbitrations by alleged purchasers of, and counterparties involved in transactions relating to, RMBS, and their affiliates, including Aozora Bank, Ltd., Commerzbank AG, the Federal Deposit Insurance Corporation (as conservator for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank), the Federal Home Loan Bank of Boston, the Federal Home Loan Bank of San Francisco, the Federal Home Loan Bank of Seattle, HSBC Bank USA, National Association (as trustee for certain RMBS trusts), Knights of Columbus, Mass Mutual Life Insurance Company, Phoenix Light SF Limited (as purported assignee of claims of special purpose vehicles created and/or managed by former WestLB AG), Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank), Sealink Funding Ltd. (as purported assignee of claims of special purpose vehicles created and/or managed by Sachsen Landesbank and its subsidiaries), Texas County & District Retirement System and The Charles Schwab Corporation.

On December 18, 2014, a stipulation was filed dismissing with prejudice claims brought against Deutsche Bank by Mass Mutual Life Insurance Company relating to offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding is that the dismissal with respect to these offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank is a defendant in separate litigation brought by Mass Mutual Life Insurance Company relating to certificates not issued by entities affiliated with Countrywide. On July 22, 2015, Deutsche Bank and Mass Mutual Life Insurance Company entered into a settlement agreement to resolve all pending claims against Deutsche Bank. Pursuant to the settlement agreement, the pending actions will be dismissed following payment by Deutsche Bank of the settlement amount. The economic impact of the settlement was not material to Deutsche Bank.

On January 14, 2015, the court granted Deutsche Bank’s motion to dismiss the action brought against it by Aozora Bank, Ltd., relating to a collateralized debt obligation identified as Blue Edge ABS CDO, Ltd. On March 31, 2015, the court denied Aozora Bank, Ltd.’s motion to reargue, or, in the alternative, to file an amended complaint. On April 29, 2015, Aozora Bank, Ltd. filed a notice of appeal. Deutsche Bank also is a defendant, along with UBS AG and affiliates, in an action brought by Aozora Bank, Ltd. relating to a collateralized debt obligation identified as Brooklyn Structured Finance CDO, Ltd., in which a motion to dismiss currently is pending before the court.

On January 22, 2015, pursuant to a confidential settlement agreement with Deutsche Bank, the Federal Home Loan Bank of San Francisco dismissed with prejudice claims that it had filed against Deutsche Bank relating to seven RMBS offerings. On January 26, 2015, pursuant to a confidential agreement between the Federal Home Loan Bank of San Francisco and Countrywide, the Federal Home Loan Bank of San Francisco entered an order dismissing with prejudice claims brought against Deutsche Bank by the Federal Home Loan Bank of San Francisco relating to 15 offerings issued by entities affiliated with Countrywide. Deutsche Bank’s understanding

Deutsche Bank	Consolidated Financial Statements	125
Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Provisions

is that the dismissal with respect to these 15 offerings was pursuant to a confidential settlement agreement to which Deutsche Bank was not a party. Deutsche Bank remains a defendant in the case with respect to one RMBS offering and two offerings described as resecuritizations of RMBS certificates. The case is in discovery.

Deutsche Bank and Monarch Alternative Capital LP and certain of its advisory clients and managed investments vehicles (Monarch) reached an agreement on December 18, 2014 to propose a settlement agreement to HSBC Bank USA, National Association (HSBC) to resolve litigation relating to three RMBS trusts. After receiving approval from a majority of certificate holders, on July 13, 2015, HSBC executed the settlement agreements, and on July 27, 2015, the actions were dismissed. A substantial portion of the settlement funds paid by Deutsche Bank was reimbursed by a non-party to the litigation. The net economic impact of the settlements was not material to Deutsche Bank.

On June 17, 2015, the court granted defendants’ motion to dismiss the RMBS-related claims brought by Commerzbank AG against Deutsche Bank and several other financial institutions. Commerzbank AG filed a notice to appeal on July 23, 2015. Residential Funding Company has brought a repurchase action against Deutsche Bank for breaches of representations and warranties on loans sold to Residential Funding Company and for indemnification for losses incurred as a result of RMBS-related claims and actions asserted against Residential Funding Company. On June 8, 2015, the court denied Deutsche Bank’s motion to dismiss certain of the claims. Also on June 8, 2015, Deutsche Bank moved to dismiss other claims. That motion is pending and discovery is ongoing.

In March 2012, RMBS Recovery Holdings 4, LLC and VP Structured Products, LLC brought an action in New York state court against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. On May 13, 2013, the court denied Deutsche Bank’s motion to dismiss the action as time-barred. On December 19, 2013, the appellate court reversed the lower court’s decision and dismissed the case. On June 11, 2015, the New York Court of Appeals affirmed the appellate court’s dismissal of the case. The court found that plaintiff’s cause of action accrued more than six years before the filing of the complaint and was therefore barred by the statute of limitations.

In 2012, the Federal Deposit Insurance Corporation (FDIC), as receiver for Colonial Bank, Franklin Bank S.S.B., Guaranty Bank, Citizens National Bank and Strategic Capital Bank, commenced several actions in different federal courts asserting claims under Section 11 and 12(a)(2) of the 1933 Securities Act, as well as Article 581-33 of the Texas Securities Act, against several underwriters, including Deutsche Bank. Each of these actions has been dismissed as time-barred. The FDIC has appealed these rulings to the Second, Fifth and Ninth Circuits Courts of Appeal. The appeals are pending.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Deutsche Bank has entered into agreements with certain entities that have threatened to assert claims against Deutsche Bank in connection with various RMBS offerings and other related products to toll the relevant statutes of limitations. It is possible that these potential claims may have a material impact on Deutsche Bank. In addition, Deutsche Bank has entered into settlement agreements with some of these entities, the financial terms of which are not material to Deutsche Bank.

Deutsche Bank	Consolidated Financial Statements	126
Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Provisions

Deutsche Bank National Trust Company (“DBNTC”) and Deutsche Bank Trust Company Americas (“DBTCA”) have been sued by investors in civil litigation concerning their roles as trustees of certain RMBS trusts. On June 18, 2014, a group of investors including BlackRock and PIMCO filed a civil action against DBNTC and DBTCA in New York State Supreme Court purportedly on behalf of and for the benefit of 544 private-label RMBS trusts asserting claims for alleged violations of the Trust Indenture Act of 1939 (TIA), breach of contract, breach of fiduciary duty and negligence based on DBNTC and DBTCA’s alleged failure to perform their duties as trustees for the trusts. Plaintiffs later dismissed their state court complaint and refiled an amended complaint in the U.S. District Court for the Southern District of New York (SDNY), which added, among other things, class action allegations. On June 18, 2014, Royal Park Investments SA/NV filed a putative class action on behalf of investors in 10 RMBS trusts against DBNTC in the SDNY asserting claims for alleged violations of the TIA, breach of contract and breach of trust based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. On November 7, 2014, the National Credit Union Administration Board, as an investor in 121 RMBS trusts, filed a lawsuit in the SDNY, alleging violations of the TIA and the New York Streit Act for DBNTC’s alleged failure to perform certain purported statutory and contractual duties; on March 5, 2015, plaintiff filed an amended complaint with respect to 97 trusts and adding claims for breach of contract, breach of fiduciary duty, and negligence. On December 23, 2014, certain CDOs (including Phoenix Light SF Ltd.) that hold RMBS certificates issued by 21 RMBS trusts filed a complaint in the SDNY against DBNTC as trustee of the trusts, asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty and negligence, based on DBNTC’s alleged failure to perform its duties as trustee for the trusts. On April 10, 2015, the CDO plaintiffs filed an amended complaint that increased the number of RMBS trusts at issue to 55. On March 24, 2015, six insurance companies including Western & Southern Life Insurance filed suit in Ohio state court against DBNTC and HSBC, in their capacity as RMBS trustees of 18 trusts (12 of which are administered by DBTNC), asserting claims for violation of the TIA and the Streit Act, breach of contract, breach of fiduciary duty, and negligence, based on DBNTC’s and HSBC’s alleged failure to perform their duties as trustees for the trusts. Deutsche Bank has filed motions to dismiss in all five of these matters.

Precious Metals Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement authorities who are investigating trading, and various other aspects of, precious metals. The Bank is cooperating with these investigations. Relatedly, Deutsche Bank has been conducting its own internal review of precious metals trading and other aspects of its precious metals business. Deutsche Bank is also named as a defendant in several putative class action complaints pending in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law and the U.S. Commodity Exchange Act related to the alleged manipulation of gold and silver prices through participation in the Gold and Silver Fixes.

Referral Hiring Practices Investigations. Certain regulators are investigating, among other things, Deutsche Bank’s compliance with the Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and its engagement of consultants in the Asia/Pacific region. Deutsche Bank is responding to and continuing to cooperate with these investigations.

Russia/UK Equities Trading Investigation. Deutsche Bank is investigating the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of the transactions under review is significant. The ongoing internal investigation includes a review as to whether violations of law, regulation or policy have occurred, as well as a review of Deutsche Bank’s related internal controls. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the UK and US) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

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Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Related Party Transactions

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws. These agencies are investigating whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. Deutsche Bank is providing information to and otherwise cooperating with the investigating agencies.

Related Party Transactions

Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2015, were loans and commitments of € 9 million and deposits of € 26 million. As of December 31, 2014, there were loans and commitments of € 3 million and deposits of € 16 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Loans issued and guarantees granted

	Associated companies and other related parties
in € m.	Jun 30, 2015	Dec 31, 2014
Loans outstanding, beginning of period	321	357

Loans issued during the period	246	596

Loan repayments during the period	275	657

Changes in the group of consolidated companies	0	(1)

Exchange rate changes/other	9	27

Loans outstanding, end of period[1]	302	321

Other credit risk related transactions:
Allowance for loan losses	4	5

Provision for loan losses	0	0

Guarantees and commitments	127	45

[1]

Loans past due were € 3 million as of June 30, 2015 and € 3 million as of December 31, 2014. For the above loans, the Group held collateral of € 128 million and € 70 million as of June 30, 2015 and December 31, 2014, respectively.

Deutsche Bank	Consolidated Financial Statements	128
Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Significant Transactions

Deposits received

	Associated companies and other related parties
in € m.	Jun 30, 2015	Dec 31, 2014
Deposits, beginning of period	128	167

Deposits received during the period	376	245

Deposits repaid during the period	380	244

Changes in the group of consolidated companies	(3)	(43)

Exchange rate changes/other	2	4

Deposits, end of period	123	128

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 15 million as of June 30, 2015, and € 87 million as of December 31, 2014. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of June 30, 2015, and € 0 million as of December 31, 2014.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2015, transactions with these plans were not material for the Group.

Significant Transactions

Deutsche Bank came to the conclusion that, irrespective of the final decision regarding a selected Strategy 2020, a squeeze-out of the Postbank minority shareholders supports all of the strategic options under review.

Accordingly and to achieve the 95 % threshold required for the squeeze-out, on April 22, 2015, Deutsche Bank signed an agreement to purchase an additional 5.9 million (2.7%) of the Postbank shares, thereby increasing the Group’s ownership stake from 94.1 % to 96.8%. The transaction led to a partial settlement of the liability recorded in 2012 for the obligation to purchase Postbank shares or to compensate minority Postbank shareholders under the cash settlement offer. In addition, a provision for real-estate transfer tax liabilities was recognized. Overall, the transaction resulted in a loss before income tax of approximately € 92 million recorded in C&A in the second quarter 2015.

On April 27, 2015, after exceeding the 95 % threshold, Deutsche Bank announced that it has requested Postbank to take all necessary steps for the squeeze-out of the minority shareholders pursuant to Section 327a et seq. German Stock Corporation Act.

On July 7, 2015, Deutsche Bank has submitted its specified squeeze-out request to Postbank, including the amount of cash compensation which was set at € 35.05 per Postbank share. The squeeze-out is expected to result in a pre-tax loss of approximately € 69 million which will be recorded in the third quarter 2015.

Deutsche Bank	Consolidated Financial Statements	129
Interim Report as of June 30, 2015	Other Financial Information (unaudited)
	Events after the Reporting Period

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2015.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 460 million as of June 30, 2015 (December 31, 2014: € 180 million) and the disposal groups included liabilities of € 52 million (December 31, 2014: € 0 million).

In the first quarter 2015, the Group classified its investment in the Fairview Container Terminal in Port of Prince Rupert, Canada, which is a segment of Maher Terminals, a multi-user container terminal operator, as a disposal group held for sale within the Corporate Division Non-Core Operations Unit. Under the designated disposal transaction, DP World, a Dubai-based marine terminal operator, has agreed to acquire 100 % of the Fairview Container Terminal for a consideration of € 417 million (CAD 580 million). The transaction is subject to regulatory approvals and is expected to be closed within one year. Its classification as a disposal group held for sale did not result in an impairment loss.

As of June 30, 2015 and December 31, 2014, there were no unrealized net gains relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Disposals

Division	Disposal	Financial impact[1]	Date of the disposal
Infrastructure	Piecemeal sale of parts of the Group’s wholesale banking information technology (IT) infrastructure to Hewlett Packard.	None.	Second quarter 2015

[1]	Impairment losses and reversals of impairment losses are included in Other income.

Events after the Reporting Period

After the reporting date no material events occurred which had a significant impact on the Group’s results of operations, financial position and net assets.

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Interim Report as of June 30, 2015	Non-GAAP Financial Measures
	Pre-Tax and Post-Tax Return on Average Active Equity

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Fully loaded CRR/CRD 4 Leverage Ratio

As part of its balance sheet management, the Group uses a fully loaded CRR/CRD 4 leverage ratio, which is Tier 1 capital on a fully loaded basis as a percentage of the CRR/CRD 4 exposure measure (which is derived by applying adjustments to IFRS total assets). Such non-GAAP financial measure is described in “Management Report: Risk Report: Balance Sheet Management”.

Pre-Tax and Post-Tax Return on Average Active Equity

The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders, as a percentage of the Group’s average active equity, both as defined below.

The post-tax return on average shareholders’ equity, average active equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 33 % for the three months ended June 30, 2015, and 74 % for the prior year’s quarter. The tax rate was 49 % for the six months ended June 30, 2015, and 48 % for the prior year’s comparative period. For the post-tax return on average active equity of the segments, the applied tax rate was 35 % for the current quarter and 35 % for the prior year’s quarter. The tax rate was 35 % for the six months ended June 30, 2015, and 35 % for the prior year’s comparative period.

IBIT attributable to Deutsche Bank Shareholders: The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income (loss) before income taxes as follows:

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Income (loss) before income taxes (IBIT)	1,228	917	2,708	2,597

Less (income) loss before income taxes attributable to noncontrolling interests	(22)	(1)	(38)	(21)

IBIT attributable to Deutsche Bank shareholders	1,206	916	2,670	2,576

Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and the Group’s ratios based on average active equity should not be compared to other companies’ ratios without considering differences in the calculations. The Group adjusts the average shareholders’ equity for average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval at the Annual General Meeting each year.

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Interim Report as of June 30, 2015	Non-GAAP Financial Measures
	Book Value and Tangible Book Value per Basic Share Outstanding

	Three months ended		Six months ended
in € m.	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Average shareholders’ equity	71,865	58,125	71,299	56,877

Average dividend accruals	(905)	(703)	(998)	(757)

Average active equity	70,960	57,422	70,302	56,120

Pre-tax and post-tax returns on average active equity are presented below. For comparison, also presented are the pre-tax and post-tax returns on average shareholders’ equity, which are defined as IBIT and net income, respectively, attributable to Deutsche Bank shareholders, as a percentage of average shareholders’ equity.

	Three months ended		Six months ended
in %	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Pre-tax return on average shareholders’ equity	6.7	6.3	7.5	9.1

Pre-tax return on average active equity	6.8	6.4	7.6	9.2

Post-tax return on average shareholders’ equity	4.4	1.6	3.8	4.6

Post-tax return on average active equity	4.5	1.6	3.8	4.7

Post-tax return on average tangible shareholders’ equity

Post-tax return on average tangible shareholders’ equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. Tangible shareholders’ equity is the shareholders’ equity per balance sheet excluding goodwill and other intangible assets.

	Three months ended		Six months ended
in € m. (unless stated otherwise)	Jun 30, 2015	Jun 30, 2014	Jun 30, 2015	Jun 30, 2014
Average shareholders’ equity[1]	71,865	58,125	71,299	56,877

Average goodwill and other intangible assets	(15,697)	(14,029)	(15,548)	(14,003)

Average tangible shareholders’ equity	56,168	44,096	55,751	42,874

Net income[2]	818	238	1,377	1,341

Less net (income) loss attributable to noncontrolling interests	(22)	(1)	(38)	(21)

Net income attributable to Deutsche Bank shareholders	796	237	1,339	1,320

Post-tax return on average tangible shareholders’ equity (in %)	5.7	2.1	4.8	6.2

[1]	Average tangible shareholders’ equity is calculated as last four months average of tangible shareholders’ equity for three months ended June 30, 2015 and three months ended June 30, 2014 and last seven months average of tangible shareholders shareholders’ equity for six months ended June 30, 2015 and six months ended June 30, 2014
[2]	For the Group, calculation is based on an effective tax rate as stated above under “Pre-Tax and Post-Tax Return on Average Active Equity”.

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share and tangible book value per basic share are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share is computed by dividing tangible book value by period-end basic shares outstanding.

Deutsche Bank	Other Information (unaudited)	132
Interim Report as of June 30, 2015	Non-GAAP Financial Measures
	Valuation Adjustments

Tangible Book Value

in € m.	Jun 30, 2015	Dec 31, 2014
Total shareholders’ equity (Book value)	70,762	68,351

Goodwill and other intangible assets	(15,689)	(14,951)

Tangible shareholders’ equity (Tangible book value)	55,073	53,400

Basic Shares Outstanding

in million (unless stated otherwise)	Jun 30, 2015	Dec 31, 2014
Number of shares issued	1,379.3	1,379.3

Treasury shares	(0.3)	(0.3)

Vested share awards	18.3	6.8

Basic shares outstanding	1,397.2	1,385.8

Book value per basic share outstanding in €	50.64	49.32

Tangible book value per basic share outstanding in €	39.42	38.53

Valuation Adjustments

The description of our divisional performance under “Management Report: Operating and Financial Review: Results of Operations: Corporate Divisions: Corporate Banking & Securities Corporate Division (CB&S)” of this Interim Report refers to the Credit Valuation Adjustment (CVA), the Debt Valuation Adjustment (DVA) and the Funding Valuation Adjustment (FVA).

As described in Note 14 ‘Financial Instruments Carried at Fair Value’ of the Group’s Financial Report 2014, CVA is applied to derivative positions and is determined by assessing the potential credit exposure to a given counterparty. The calculation of CVA takes into account any collateral held, the effect of netting agreements, expected loss given default and the credit risk, based on available market information, including credit default swap spreads.

CVA under the CRR/CRD 4 capital rules increases the Group’s risk-weighted assets (RWAs). The Group has sought to mitigate these CVA RWA through hedging with credit derivatives. These regulatory hedges are additional to those entered into to hedge CVA exposures under IFRS hedge accounting rules, and accordingly, result in mark-to-market movements in profit or loss that are reported as a revenue item.

DVA incorporates the impact of the Group’s own credit risk in the fair value of financial liabilities, including derivative contracts.

FVA is applied to derivative positions that are not wholly collateralized. It reflects the market implied funding costs on both assets and liabilities and has the effect of incorporating the present value of funding costs into the fair value of derivative positions that are not wholly collateralized.

Deutsche Bank	Impressum	133
Interim Report as of June 30, 2015